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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on November 18, 2005

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under the
Securities Act of 1933

SkyWest, Inc.
(Exact name of registrant as specified in its charter)

Utah (State or other jurisdiction of incorporation or organization)	87-0292166 (I.R.S. employer identification number)

444 South River Road
St. George, Utah 84790
(435) 634-3200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Bradford R. Rich
Executive Vice President, Chief Financial Officer and Treasurer
SkyWest, Inc.
444 South River Road
St. George, Utah 84790
(435) 634-3200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Brian G. Lloyd, Esq. Seth R. King, Esq. PARR WADDOUPS BROWN GEE & LOVELESS 185 South State Street, Suite 1300 Salt Lake City, Utah 84111 (801) 532-7840	Mark C. Smith, Esq. Allison R. Schneirov, Esq. SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP Four Times Square New York, New York 10036 (212) 735-3000

                Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement as determined by market conditions.

                If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:    ☐

                If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:    ☐

                If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

                If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

                If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee

Common Stock, no par value	4,600,000	$32.24	$148,304,000	$17,456

(1)
Includes 600,000 shares which the underwriters have the option to purchase solely to cover overallotments, if any.
(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) based on the average high and low reported sales prices of our common stock on The Nasdaq National Market on November 17, 2005.

                The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion
Preliminary Prospectus dated November 18, 2005

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

P R O S P E C T U S

4,000,000 Shares

Common Stock

              SkyWest, Inc. is selling all of the shares.

              The shares are quoted on The Nasdaq National Market under the symbol "SKYW." On November 17, 2005, the last sale price of the shares as reported by The Nasdaq National Market was $32.59 per share.

              Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 11 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to SkyWest, Inc.	$	$

              The underwriters may also purchase up to an additional 600,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The shares will be ready for delivery on or about                        , 2005.

Merrill Lynch & Co.	Raymond James

The date of this prospectus is                        , 2005.

              We are a holding company that operates two independent subsidiaries, SkyWest Airlines and Atlantic Southeast Airlines ("ASA"), with a total fleet of approximately 376 aircraft and approximately 13,550 employees. Our fleet consists of Bombardier CRJ200 Regional Jets seating 40 or 50 passengers ("CRJ200s"), Bombardier CRJ700 Regional Jets seating 66 or 70 passengers ("CRJ700s"), Embraer EMB-120 Brasilia turboprops seating 30 passengers ("Brasilia turboprops") and Avions de Transport 72-210 turboprops seating 66 passengers ("ATR-72 turboprops"). We provide on each of these aircraft types flight attendant service, as well as in-flight amenities such as snack and beverage service, lavatory facilities and overhead storage.

              We operate over 2,400 total daily flights as The Delta Connection® in Atlanta, Salt Lake City and Cincinnati, and as United Express® in Chicago (O'Hare), Denver, Los Angeles, San Francisco, Portland and Seattle/Tacoma under code-share agreements with Delta Air Lines and United Air Lines. We provide scheduled air service to 212 destinations in the United States, Canada, Mexico and the Caribbean. We have obtained federal registration of the SkyWest®, SkyWest Airlines®, Atlantic Southeast Airlines® and ASA® trademarks. Delta®, Delta Connection® and The Delta Connection® are trademarks of Delta Air Lines, Inc. United® and United Express® are trademarks of United Air Lines, Inc. All other trademarks and service marks appearing in this prospectus are the property of their respective holders.

              You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition and prospects may have changed since that date.

PROSPECTUS SUMMARY

              This summary contains basic information about our company and this offering, but does not contain all of the information that you should consider before investing in our common stock. You should read this summary, together with the entire prospectus, including "Risk Factors" and the information incorporated by reference into this prospectus as described below under "Incorporation Of Certain Information By Reference," for important information regarding our company and the stock being sold in this offering. Unless otherwise indicated, "we," "us", "our" and similar terms refer to SkyWest, Inc. and our subsidiaries; "SkyWest Airlines" refers to our wholly-owned subsidiary SkyWest Airlines, Inc.; and "ASA" refers to our wholly-owned subsidiary Atlantic Southeast Airlines, Inc. Unless otherwise indicated, all information in this prospectus assumes that the underwriters' overallotment option to purchase up to 600,000 shares from us will not be exercised.

Our Company

              We are a holding company that operates two independent subsidiaries, SkyWest Airlines and ASA. SkyWest Airlines and ASA are regional airlines offering scheduled passenger service with over 2,400 daily departures to 212 destinations in the United States, Canada, Mexico and the Caribbean. Substantially all of our flights are operated as either Delta Connection or United Express under code-share arrangements with Delta Air Lines, Inc. ("Delta") or United Air Lines, Inc. ("United"), with significant presence in their key domestic hubs and focus cities. SkyWest Airlines and ASA provide regional flying to our partners, primarily under long-term, fixed-fee code-share agreements that we believe improve our ability to accurately forecast our revenue stream. Under this type of agreement, our partners assume many of the most common financial risks inherent to our industry, including those relating to fuel prices, airfares and passenger load factors.

              SkyWest Airlines and ASA have developed industry-leading reputations for providing quality, low-cost regional airline service during their long operating histories—SkyWest Airlines has been flying since 1972 and ASA since 1979. As of September 30, 2005, our consolidated fleet consisted of a total of 376 aircraft, of which 220 were in service with Delta, 152 were in service with United and four were unassigned. We currently operate one type of regional jet aircraft in two differently sized configurations, the 40- and 50-seat CRJ200s and the 66- and 70-seat CRJ700s, and two types of turboprop aircraft, the 30-seat Brasilia turboprops and the 66-seat ATR-72 turboprops (which we expect to remove from service by August 2007). SkyWest Airlines and ASA have combined firm orders to acquire an additional 37 CRJ700s over the next two years and ASA is committed to sublease six additional CRJ200s from Delta commencing in early 2006. We have agreements with Delta or United to place all of these aircraft into service upon their delivery. In addition, we have options to acquire an additional 80 Bombardier Regional Jets over the next two years. We believe the option aircraft, which we can elect to take in configurations ranging between 66 and 90 seats, position us to capitalize on additional growth opportunities with our existing and other potential code-share partners.

              The following table summarizes certain key elements of the SkyWest Airlines and ASA operations as of September 30, 2005.

	SkyWest Airlines	Atlantic Southeast Airlines
Partners	Delta, United	Delta
Contract Terms	Delta—Effective through September 2020 Assumed by Delta with Bankruptcy Court approval	Delta—Effective through September 2020 Assumed by Delta with Bankruptcy Court approval
United—Expires incrementally in December 2011, 2013 and 2015 Approved in Bankruptcy Court
Aircraft (number of planes)	66-passenger CRJ700s (37) (all United)	70-passenger CRJ700s (35)
	50-passenger CRJ200s (125) (56 Delta, 65 United, 4 unassigned)	40- and 50-passenger CRJ200s (104)
	30-passenger Brasilia turboprops (63) (13 Delta, 50 United)	66-passenger ATR-72 turboprops (12)
Average daily scheduled departures	United: 1,019 Delta: 482 Total: 1,501	Delta: 919 Total: 919
Hubs/Focus Cities	Chicago (O'Hare), Denver, Los Angeles, San Francisco, Portland, Seattle/Tacoma, Salt Lake City	Atlanta, Salt Lake City, Cincinnati
Employees	Approximately 8,050 employees(1)	Approximately 5,500 employees(1)
Passengers carried in 2004	13.4 million	10.4 million

(1)
Full-time equivalent

Our Acquisition of Atlantic Southeast Airlines

              On September 7, 2005, we completed the acquisition of ASA from Delta for $425 million in cash. Additionally, as part of the purchase, we paid $6.6 million of transaction fees and ASA retained approximately $1.25 billion in long-term debt. In addition, we returned to Delta $50 million in deposits that Delta had previously paid on future ASA aircraft deliveries. The combination of SkyWest Airlines and ASA created the largest regional airline in the United States, with over $2 billion in pro forma 2004 revenues. In addition to the potential benefits of scale that our increased size provides us, the combination of SkyWest Airlines and ASA presents our company with new opportunities for growth through our two separate, geographically-focused regional airline platforms—SkyWest Airlines in the Western United States and ASA in the Eastern United States. Although we currently intend to operate the two subsidiaries as separate and independent entities, the skills and knowledge built by these organizations over the years will be available to benefit both. We believe the ASA acquisition also established us as Delta's most important regional airline partner, based on our percentage of Delta's total regional capacity. We now provide the vast majority of regional airline service for Delta in Atlanta, its most important eastern hub, and Salt Lake City, its most important western hub. In connection with the ASA acquisition, we have established new, separate, but substantially similar, long-term fixed-fee Delta Connection Agreements with Delta for both SkyWest Airlines and ASA. Under the agreements, which have initial terms of 15 years (subject to certain extension and termination rights), Delta has agreed that ASA will provide at least 80% of all Delta Connection departures from Atlanta, and that at least 50% of ASA's Delta Connection departures will be from Atlanta. We also obtained control of 26 gates in the Hartsfield-Jackson International Airport located in Atlanta, from which we currently provide service to Delta. Delta has committed to provide to us opportunities to utilize 28 additional regional jets in our fleet by the end of 2007. Delta has also agreed that, starting in 2008, ASA is guaranteed to maintain its percentage of total Delta Connection flights that it has in 2007, so long as its bid for additional regional flying is competitive with other regional carriers.

We believe our primary strengths are:

              •    Largest U.S. Regional Airline with Strong Partner Relationships.    As a result of our acquisition of ASA, we are the largest regional airline in the United States, measured by the number of passengers carried. On a combined pro forma basis for the year ended December 31, 2004, SkyWest Airlines and ASA carried in excess of 23.8 million passengers and produced more than 14.4 billion "available seat miles," which represents the number of seats available for passengers, multiplied by the number of miles those seats are flown ("ASMs"). We believe the increased scale of our operations will enable us to further reduce our unit costs by more efficiently spreading our overhead and leveraging our operations, which in turn will allow us to offer our services to our partners at even more competitive costs going forward. Based on our consistent provision of high quality, low-cost regional airline services, we have established strong code-share relationships with our current partners Delta and United, who are currently the world's second and third-largest airlines, respectively, measured by the number of passengers carried. SkyWest Airlines has been a code-share partner with Delta since 1987 and with United since 1997, while ASA has been a code-share partner with Delta since 1984. Through these two platforms, we currently account for approximately 50% of Delta's and approximately 58% of United's regional flight departures, which, we believe, makes us the most important regional partner of both airlines. In addition, our dominant position in our partners' hubs and focus cities, including ASA's position in Atlanta, further reinforces our importance as an integral part of our partners' networks.

              •    Two Strong Operating Platforms with Significant Growth Opportunities.    During more than 30 years of flight operations, SkyWest Airlines has established a strong regional airline platform in the Western United States. ASA has established its operational strength in the Eastern United States, where it holds the largest market share of all regional carriers serving Atlanta's Hartsfield-Jackson International Airport. Concentrating our operations geographically, with one platform serving the Western United States and another serving the Eastern United States, enables us to reduce our unit costs by minimizing our number of crew bases and maintenance and other facilities, and by utilizing our human and capital resources more efficiently. We believe our code-share agreements position us for continued growth of both platforms. For instance, beyond the 43 committed aircraft additions in our contracts, the ASA Delta Connection Agreement contains provisions enabling ASA to maintain its percentage of total Delta Connection flights that it has in 2007, so long as its bid for additional regional flying is competitive with other regional carriers. Moreover, we believe the combination of the two platforms will allow us to capitalize on operational efficiencies in order to reduce costs, which, coupled with our strong financial resources, will provide us with opportunities to expand service to our existing partners or add new partners.

              •    Long-Term, Fixed-Fee Code-Share Agreements.    We have entered into long-term, fixed-fee code-share agreements with both Delta and United that are subject to us maintaining specified performance levels. Our Delta Connection Agreements provide for minimum aircraft utilization at fixed rates, reimbursement of direct operating costs (such as fuel) and provide a more predictable revenue stream than the historically utilized "pro-rate" revenue-sharing arrangements. Under our code-share agreements, we authorize our partners to identify our flights and fares under their flight designation codes in the central reservation systems, and we are authorized to paint our aircraft in the livery of our partners, to use their service marks and to market ourselves as a code-share carrier for our partners. Notably, our Delta Connection Agreements have been assumed by Delta with U.S. Bankruptcy Court approval, and SkyWest Airlines' United Express Agreement was approved by the U.S. Bankruptcy Court prior to its execution. We believe these court orders significantly reduce the possibility that our code-share agreements will be disrupted by the Delta and United bankruptcy proceedings, and increase our prospects for long-term revenue stability and visibility.

              •    Experienced Management Team.    The four members of our senior management team possess an average of 25.5 years of operating experience in the airline industry. Since 1987, SkyWest Airlines' management team has successfully managed through several industry cycles while delivering industry-leading operational performance, consistent profitability and significant value to shareholders.

              •    High-Quality Service.    We strive to deliver high-quality service in every aspect of our operations. For the nine months ended September 30, 2005, SkyWest Airlines' average on-time performance ratio was 85.5% and its flight completion ratio was 98.6%. Also for the nine months ended September 30, 2005, SkyWest Airlines' aircraft in revenue service operated an average of 10.0 hours per day, which we believe is among the highest aircraft utilization rates in the regional airline industry. In March 2005, SkyWest Airlines was named the 2004 Regional Airline of the Year by Regional Airline World Magazine. In February 2005, SkyWest Airlines was named the number one on-time mainland airline in the United States for 2004 by the U.S. Department of Transportation. ASA is committed to high-quality service, and we believe the combination of the SkyWest Airlines and ASA platforms presents an opportunity for both carriers to enhance the quality of their service.

              •    Financial Resources and Flexibility.    Due in part to our success in implementing our business strategy, we possess financial resources and flexibility which distinguish us from many other regional and major carriers and which constitute a competitive advantage. At September 30, 2005, after giving effect to this offering, we would have had cash and marketable securities of approximately $337.4 million, which would have represented 21.8% of our revenues over the twelve months ending September 30, 2005. The strength of our balance sheet and credit profile have enabled us to enter into lease and other financing transactions on terms we believe are more favorable than the terms available to many other carriers. Many major carriers currently face significant financial challenges and are experiencing difficulty financing the acquisition and operation of aircraft for themselves and their regional partners. As a result, regional carriers themselves are increasingly financing the expansion and operation of the fleet serving the major carrier's passengers. Our lower aircraft ownership costs can be shared with our partners, which we believe represents a competitive advantage when we seek additional growth. We believe our financial flexibility also allows us to take advantage of growth opportunities—such as the acquisition of ASA or placing a large aircraft order—that we might otherwise be unable to pursue if we did not possess these financial resources.

Our business strategy consists of the following elements:

              •    Capitalize on the ASA Acquisition to Reduce Operating Costs.    We believe our acquisition of ASA provides a number of significant opportunities to reduce the unit operating costs of both the SkyWest Airlines and ASA platforms without compromising passenger safety, service quality or operational reliability. Among those opportunities, we intend to focus our initial cost reduction efforts in four key areas:

  •
  improve the utilization of our equipment and facilities through the refinement of operational processes, elimination of redundancies and collaborative identification and implementation of operational best practices;

  •
  increase employee productivity by incorporating best practices, efficiently utilizing our employees to support both operating platforms, and providing incentive-based compensation and benefits that are competitive with packages offered by other regional carriers with whom we compete;

  •
  leverage our position as the largest U.S. regional carrier to allocate overhead and administrative expenses over a substantially larger platform, thereby reducing unit costs; and

  •
  reduce our aircraft acquisition and financing costs by continuing to strengthen our balance sheet through the proceeds raised from this offering and by refinancing our debt and lease obligations where appropriate.

              •    Expand Existing and Develop New Code-Share Agreements.    We enjoy strong relationships with our existing code-share partners and work closely with these partners to expand service to their existing markets, open new markets and schedule convenient and frequent flights. We view the continued development of our Delta and United relationships as significant opportunities to achieve stable, long-term growth of our business. We believe the principal reason SkyWest Airlines has attracted multiple code-share partners is its ability to maintain a competitive cost structure while delivering high-quality customer service. We believe that multiple code-share agreements with major carriers diversifies financial and operating risks by reducing reliance on a single major carrier. This diversification may also allow us to grow at a faster rate and not be limited by the rate at which any single partner can, or wishes to, grow. We intend to explore opportunities to develop additional code-share relationships with other carriers to the extent they are consistent with our business strategy.

              •    Focus on Larger Gauge Aircraft.    We operate a greater number of large gauge regional jets than any other U.S. carrier. Large gauge regional jets, which seat approximately 70 or more passengers, offer significant opportunities for revenue and profitability growth among major and regional carriers. Most major carriers, including Delta and United, have recognized the growth opportunities created by larger regional aircraft and are exploring opportunities to add larger gauge regional jets, flown by themselves or their regional partners, to their flight systems. As of September 30, 2005, we operated a total of 72 CRJ700s, and we believe the expansion of our CRJ700 fleet will create growth opportunities in many markets in which we are the most competitive provider. For us, the operational commonality of CRJ700s and CRJ200s, which we have been flying and maintaining for more then eleven years, offers additional operating efficiencies which we believe will enable us to provide larger gauge services at lower costs than our competitors. SkyWest Airlines and ASA currently have combined firm orders to acquire an additional 37 CRJ700s (which can be configured to seat between 66 and 70 passengers) over the next two years and ASA is committed to sublease six additional CRJ200s from Delta commencing in early 2006. In addition, we have options to acquire an additional 80 Bombardier Regional Jets which we can elect to be delivered in configurations ranging between 66 and 90 seats. We believe the strength of our balance sheet has provided us the flexibility to place aircraft orders on a scale and timetable not easily matched by our competitors.

              •    Operate Limited Fleet Types.    As of September 30, 2005, we operated 376 aircraft, principally of just two types, Bombardier Regional Jets and Brasilia turboprops. By simplifying our fleet, we believe we are able to limit our operating costs due to efficiencies in employee training, aircraft maintenance, lower spare parts inventory requirements and aircraft scheduling. While ASA currently operates twelve ATR-72 turboprops, we expect these aircraft to be removed from service by August 2007.

              •    Maintain a Positive Employee Culture.    We believe our employees have been, and will continue to be, a key to our success. While none of the employees of SkyWest Airlines are represented by a union and ASA's pilots, flight attendants and flight controllers are all unionized, we believe that we offer our employees in both our operating subsidiaries substantially similar compensation and benefits packages that we believe differentiate us from other carriers and make us an attractive place to work and build a career. With the expansion of our operations resulting from our acquisition of ASA, the best efforts of all of our employees will be required to achieve the potential benefits envisioned by the transaction and continue to make our business successful. We believe that these factors, in combination with our historically low employee turnover rate, are a significant reason that neither SkyWest Airlines nor ASA has ever had a work stoppage due to a strike or other labor dispute.

              Our executive offices, which also serve as the executive offices of SkyWest Airlines, are located at 444 South River Road, St. George, Utah 84790. Our primary telephone number is (435) 634-3000 and our website address is www.skywest.com. ASA's executive offices are located at 100 Hartsfield Centre Parkway, Suite 800, Atlanta, Georgia 30354. ASA's primary telephone number is (404) 766-1400, and its website address is www.flyasa.com. The information on these websites is not part of this prospectus.

Our Operating Platforms

              SkyWest Airlines offered approximately 1,501 daily scheduled departures as of September 30, 2005, of which approximately 1,019 were United Express flights and approximately 482 were Delta Connection flights. SkyWest Airlines' operations are conducted from hubs located in Chicago (O'Hare), Denver, Los Angeles, San Francisco, Portland, Seattle/Tacoma and Salt Lake City. For the year ended December 31, 2004, SkyWest Airlines generated operating revenues of approximately $1.16 billion, of which approximately 58% was attributable to United code-share service and 38% was attributable to Delta code-share service. The balance of our operating revenues was derived from code-share service we previously provided to Continental Airlines, Inc. as well as ground handling and other services. SkyWest Airlines' fleet as of September 30, 2005 consisted of 37 CRJ700s, all of which were flown for United; 125 CRJ200s, of which 65 were flown for United, 56 were flown for Delta and four were unassigned; and 63 Brasilia turboprops, of which 50 were flown for United and 13 were flown for Delta. SkyWest Airlines conducts its Delta code-share operations pursuant to the terms of a Delta Connection Agreement which obligates Delta to primarily compensate SkyWest Airlines for its direct costs associated with operating Delta Connection flights, plus a payment based on block hours flown. SkyWest Airlines' United operations are conducted under a United Express Agreement pursuant to which SkyWest Airlines is paid primarily on a fee-per-completed block hour and departure basis plus a margin based on performance incentives, and is reimbursed for fuel and certain other costs. Under the United Express Agreement, excess margins over certain percentages must be returned or shared with United, depending on various conditions.

              ASA offered more than 900 daily scheduled departures as of September 30, 2005, all of which were Delta Connection flights. ASA's operations are conducted primarily from hubs located in Atlanta, Salt Lake City and Cincinnati. For the year ended December 31, 2004, ASA generated operating revenues of approximately $947.6 million, substantially all of which was attributable to Delta code-share service. ASA's fleet as of September 30, 2005 consisted of 35 CRJ700s, 104 CRJ200s, and twelve ATR-72 turboprops. Under the terms of the ASA Delta Connection Agreement, Delta has agreed to compensate ASA for its direct costs associated with operating Delta Connection flights, plus, if ASA completes a certain minimum percentage of its Delta Connection flights, a specified margin on such costs. Additionally, the ASA Delta Connection Agreement provides for incentive compensation upon satisfaction of certain performance goals. Under the ASA Delta Connection Agreement, excess margins over certain percentages must be returned or shared with Delta, depending on various conditions.

The Offering

              The following information, which is based on the number of shares outstanding as of November 10, 2005, assumes that the underwriters do not exercise their overallotment option to purchase 600,000 additional shares. Please see "Underwriting" for more information concerning this option.

Common stock offered by SkyWest, Inc.	4,000,000 shares
Common stock outstanding after the offering	62,053,904 shares(1)
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $123.5 million. We intend to use these net proceeds for repayment of short-term debt, reduction of amounts outstanding under our revolving credit facility, and working capital and general corporate purposes. See "Use of Proceeds" for more information concerning our proposed use of proceeds.
Risk factors	See "Risk Factors" and other information included in this prospectus for discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Nasdaq National Market Symbol	"SKYW"
Overallotment option	600,000 shares subject to the underwriters' overallotment option may be sold by us.

(1)
The number of shares outstanding after the offering excludes 6,996,038 shares of common stock reserved for issuance upon exercise of outstanding stock options with an estimated weighted average exercise price of $18.66 per share.

Summary Consolidated Financial and Operating Data

	Historical
										Pro Forma(1)
						Nine Months Ended September 30,
	Years Ended December 31,										Nine Months Ended September 30, 2005
										Year Ended December 31, 2004
	2002(2)		2003(2)		2004(2)	2004(2)		2005(3)
	(in thousands, except share, per share and airline operating data)
Consolidated Statements of Income:
Operating revenues	$774,447		$888,026		$1,156,044	$829,356		$1,221,684		$2,091,486	$2,021,805
Operating income (loss)(4)	119,555		108,480		144,776	107,958		135,038		(261,395)	224,168
Net income (loss)	86,866		66,787		81,952	60,703		73,583		(382,567)	100,770
Net income (loss) per common share:
Basic	1.52		1.16		1.42	1.05		1.27		(6.61)	1.75
Diluted	1.51		1.15		1.40	1.04		1.26		(6.61)	1.72
Dividends declared per common share	$0.08		$0.08		$0.12	$0.09		$0.09		—	—
Weighted average number of shares outstanding:
Basic	57,229		57,745		57,858	57,991		57,729		57,858	57,729
Diluted	57,551		58,127		58,350	58,478		58,512		58,350	58,512
Other Financial Data:
Net cash from:
Operating activities	173,703		157,743		246,866	129,143		147,254		318,291	199,400
Investing activities	(120,592)		(811,690)		(237,525)	(199,703)		(398,079)		(484,930)	(266,452)
Financing activities	35,157		635,394		(8,728)	2,559		248,400		37,129	84,751
Airline Operating Data:
Passengers carried	8,388,935		10,738,691		13,424,520	9,811,577		12,988,939		23,834,850	21,237,052
Revenue passenger miles (000s)(5)	2,990,753		4,222,669		5,546,069	4,013,486		6,000,078		10,314,957	10,047,157
Available seat miles (000s)(6)	4,356,053		5,875,029		7,546,318	5,453,588		8,001,001		14,456,733	13,540,685
Passenger load factor(7)	68.7%		71.9%		73.5%	73.6%		75.0%		71.4%	74.2%
Revenue per available seat mile(8)	17.8	¢	15.1	¢	15.3 ¢	15.2	¢	15.3	¢	14.4 ¢	14.9	¢
Cost per available seat mile(9)	15.1	¢	13.4	¢	13.6 ¢	13.5	¢	13.9	¢	16.6 ¢	13.8	¢
EBITDA(10)	198,062		193,797		231,643	171,960		214,856		(103,074)	351,962
EBITDAR(10)	301,380		318,733		377,584	277,744		359,408		97,416	529,117
Average passenger trip length (miles)	356		393		413	409		462		433	473
Number of aircraft in service (end of period):
Bombardier Regional Jets:
Owned	6		30		32	32		113		108	113
Leased	67		79		101	96		188		139	188
Brasilia Turboprops:
Owned	21		21		21	21		15		21	15
Leased	55		55		52	53		48		53	48

ATR-72 Turboprops (Leased)	0		0		0	0		12		19	12

Total Aircraft	149		185		206	202		376		340	376

	As of September 30, 2005
	Actual	As Adjusted(11)
	(in thousands)
Consolidated Balance Sheet Information:
Cash and marketable securities	$303,762	$337,430
Aircraft and other equipment, net	2,490,785	2,490,785
Total assets	3,376,206	3,409,874
Long-term debt, including current maturities(12)	1,779,779	1,779,779
Lines of credit	90,000	0
Total stockholder's equity	850,068	973,736

(1)
The unaudited pro forma financial information included in these columns has been prepared to illustrate the pro forma effects of the acquisition of ASA as if it had occurred on January 1, 2004 and the pro forma effects of the amended Delta Connection Agreement entered into between ASA and Delta as of September 8, 2005, as if it had been entered into as of January 1, 2004. Such information has been prepared for informational purposes only and does not purport to be indicative of what would have resulted had the acquisition actually occurred on January 1, 2004 or what may result in the future.

(2)
Reflects our operations for periods prior to our acquisition of ASA. Does not reflect the financial or operating performance of ASA.

(3)
Reflects financial and operating performance of ASA for the last 23 days of September, 2005, since the acquisition by SkyWest, Inc.

(4)
The pro forma consolidated operating loss of $261.4 million for the year ended December 31, 2004 includes an impairment of goodwill of $498.7 million. For the year ended December 31, 2004, operating income excluding the impairment of goodwill would have been $237.3 million.

(5)
Revenue passengers multiplied by miles carried.

(6)
Passenger seats available multiplied by miles flown.

(7)
Revenue passenger miles divided by available seat miles.

(8)
Total airline operating revenues divided by available seat miles.

(9)
Total operating and interest expenses divided by available seat miles. Total operating and interest expenses is not a calculation based on generally accepted accounting principles and should not be considered as an alternative to total operating expenses. Cost per available seat mile utilizing this measurement is included as it is a measurement recognized by the investing public.

(10)
EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDAR represents earnings before interest expense, income taxes, depreciation, amortization and aircraft rents. See "Selected Consolidated Financial and Operating Data" herein for a reconciliation of EBITDA and EBITDAR to net cash from operating activities for the periods indicated. EBITDA and EBITDAR are not calculations based on generally accepted accounting principles and should not be considered as alternatives to cash flow as a measure of liquidity. In addition, our calculations may not be comparable to other similarly titled measures of other companies. EBITDA and EBITDAR are included as supplemental disclosures because they may provide useful information regarding our ability to service debt and lease payments and to fund capital expenditures. Our ability to service debt and lease payments and to fund capital expenditures in the future, however, may be affected by other operating or legal requirements or uncertainties. Currently, aircraft and engine ownership costs are our most significant cash expenditure. In addition, EBITDA and EBITDAR are well recognized performance measurements in the regional airline industry and, consequently, we have provided this information.

(11)
Adjusted to reflect the sale of shares we are offering hereby at an assumed offering price of $32.59 per share, and the application of the estimated net proceeds therefrom.

(12)
At September 30, 2005, 248 of the aircraft operated by SkyWest Airlines and ASA were financed through operating leases. In addition to our indebtedness, at September 30, 2005, we had approximately $3.2 billion of mandatory future minimum payments under operating leases, primarily for aircraft and ground facilities. At a 7% discount factor, the present value of these obligations would be equal to approximately $2.0 billion.

RISK FACTORS

              Before you invest in our common stock, you should be aware that such investment involves a high degree of risk, including the risks described below. You should consider carefully these risk factors, together with all of the other information included in this prospectus, before you decide to purchase any shares of our common stock. Additional risks and uncertainties not presently known to us or that we currently do not deem material may also impair our business operations. If any of the risks we describe below occur, or if any unforeseen risk develops, our operating results may suffer, our financial condition may deteriorate, the trading price of our common stock may decline and you may lose all or part of your investment.

Risks Related to Our Operations

We may be negatively impacted by the troubled financial condition, bankruptcy proceedings and restructurings of Delta and United.

              Substantially all of our revenues are attributable to our code-share agreements with Delta and United, both of which are currently reorganizing under Chapter 11 of the U.S. Bankruptcy Code. The U.S. Bankruptcy Courts charged with administration of the Delta and United bankruptcy cases have entered final orders approving or authorizing the assumption of our code-share agreements. Notwithstanding those judicial actions, both bankruptcy cases present considerable continuing risks and uncertainties for our code-share agreements and, consequently, for our operations.

              Although Delta and United have reported that they intend to reorganize and emerge from Chapter 11, there is no assurance that either of their reorganizations will succeed or that Delta and United ultimately will remain going concerns. Likewise, even though Delta has assumed our Delta Connection Agreements with U.S. Bankruptcy Court approval and the SkyWest Airlines' United Express Agreement was approved by the U.S. Bankruptcy Court prior to its execution, there is no assurance that these agreements will survive the Chapter 11 cases. A Bankruptcy Court could still approve the termination of our code-share agreements under certain circumstances. For example, either or both of the Delta and United reorganizations could be converted to liquidations, or Delta and/or United could liquidate some or all of their assets through one or more transactions with one or more third parties with Bankruptcy Court approval. In addition, Delta and/or United may not be able to develop, prosecute, confirm and consummate successful plans of reorganization that provide for continued performance of their obligations under the code-share agreements.

              Other aspects of the Delta and United Chapter 11 cases pose additional risks to our code-share agreements. Delta and/or United may not be able to obtain Bankruptcy Court approval of various motions necessary for them to administer their respective bankruptcy cases. As a consequence, they may not be able to maintain normal commercial terms with vendors and service providers, including other code-share partners, that are critical to their operations. They also may be unable to reach satisfactory resolutions of disputes arising out of collective bargaining agreements. In addition, they may not be able to obtain sufficient financing to fund their businesses while they reorganize. These and other factors not identified here of which we are not aware could delay the resolution of the Delta and United Chapter 11 cases significantly and could threaten the ability of Delta and United to emerge from bankruptcy.

              In light of the importance of the code-share agreements with Delta and United to our business, the termination of these agreements or the failure of either Delta or United to emerge from bankruptcy could jeopardize our operations. Such events could leave us unable to operate much of our current aircraft fleet and the additional aircraft we are obligated to purchase. As a result, they could have a material adverse effect on our operations and financial condition.

              Even if Delta and United successfully emerge from bankruptcy, their respective financial positions will continue to pose risks for our operations. Serial bankruptcies are not unprecedented in the commercial airline industry, and Delta and/or United could file for bankruptcy again after emergence from their present Chapter 11 cases, in which case our code-share agreements could be subject to termination under the Bankruptcy Code. Regardless of whether subsequent bankruptcy filings prove to be necessary, Delta and United have required, and will likely continue to require, our participation in efforts to reduce costs and improve their respective financial positions. These efforts could result in lower utilization rates of our aircraft, lower departure rates on the contract flying portion of our business, and more volatile operating margins. We believe that any of these developments could have a negative effect on many aspects of our operations and financial performance.

We are highly dependent on Delta and United.

              The current terms of the SkyWest Airlines and ASA Delta Connection Agreements are subject to certain early termination provisions. Delta's termination rights include cross-termination rights (meaning that a breach by SkyWest Airlines or ASA of its Delta Connection Agreement could, under certain circumstances, permit Delta to terminate both Delta Connection Agreements), the right to terminate each of the Delta Connection Agreements upon the occurrence of certain force majeure events (including certain labor-related events) that prevent SkyWest Airlines or ASA from performance for certain periods and the right to terminate each of the Delta Connection Agreements if SkyWest Airlines or ASA, as applicable, fails to maintain competitive base rate costs, subject to certain rights of SkyWest Airlines or ASA, as applicable, to take corrective action by adjusting its base rate costs. Furthermore, upon certain terminations of our Delta Connection Agreements, Delta could require us to transfer to them certain gates that we control, including the gates at Atlanta's Hartsfield-Jackson International Airport. The current term of our United Express Agreement is subject to certain early termination provisions and subsequent renewals. United may terminate the United Express Agreement due to an uncured breach by SkyWest Airlines of certain operational and performance provisions, including measures and standards related to flight completions, baggage handling and on-time arrivals. Additionally, upon certain terminations of the United Express Agreement, United could require us to transfer aircraft in service under the United Express Agreement to United.

              If any of our code-share agreements are terminated pursuant to the terms of those agreements, due to the ultimate resolution of the bankruptcy proceedings of Delta and United, or otherwise, we would be significantly impacted and likely would not have an immediate source of revenue or earnings to offset such loss. A termination of any of these agreements would have a material adverse effect on our financial condition, operating revenues and net income unless we are able to enter into satisfactory substitute arrangements for the utilization of these aircraft by other code-share partners, or, alternatively, obtain the airport facilities and gates and make the other arrangements necessary to fly as an independent airline. We may not be able to enter into substitute code-share arrangements, and any such arrangements we might secure may not be as favorable to us as our current agreements. Operating our airline independent from major partners would be a significant departure from our business plan, would likely be very difficult and may require significant time and resources, which may not be available to us at that point.

              We currently use Delta's and United's systems, facilities and services to support a significant portion of our operations, including airport and terminal facilities and operations, information technology support, ticketing and reservations, scheduling, dispatching, fuel purchasing and ground handling services. If Delta or United were to cease any of these operations or no longer provide these services to us, due to termination of one of our code-share agreements, a strike by Delta or United personnel or for any other reason, we may not be able to replace these services on terms and conditions as favorable as those we currently receive, or at all. Since our revenues and operating profits are dependent on our level of flight operations, we could then be forced to significantly reduce our operations. As a result, in order to offer airline service after termination of any of our code-share agreements, we may have to replace these airport facilities, assets and services. We may be unable to arrange such replacements on satisfactory terms, or at all.

We may not achieve the potential benefits of the ASA acquisition.

              Our achievement of the potential benefits of the ASA acquisition will depend, in substantial part, on our ability to successfully implement our business strategy, including improving the utilization of equipment and facilities, increasing employee productivity and allocating overhead and administrative expenses over a larger platform. The implementation of our ASA acquisition strategy may be costly, complex and time-consuming, and the managements of SkyWest Airlines and ASA will have to devote substantial effort to such integration. If we are not able to successfully achieve these objectives, the potential benefits of the ASA acquisition may not be realized fully or at all, or it may take longer to realize than expected. In addition, assumptions underlying estimates of expected cost savings and expected revenues may be inaccurate, or general industry and business conditions may deteriorate. Our combined operations with ASA may experience increased competition that limits our ability to expand our business. We cannot assure you that the ASA acquisition will result in combined results of operations and financial condition consistent with our expectations or superior to what we and ASA could have achieved independently. Nor do we represent to you that any estimates or projections we have developed or presented in connection with the ASA acquisition can or will be achieved.

The amounts we receive under our code-share agreements may be less than the actual amounts of the corresponding costs we incur.

              Under our code-share agreements with Delta and United, we are primarily compensated for certain costs we incur in providing services. With respect to costs that are defined as "pass-through" costs, our code-share partner is obligated to pay to us the actual amount of the cost (and, with respect to the ASA Delta Connection Agreement, a pre-determined rate of return based upon the actual cost we incur). With respect to other costs, our code-share partner is obligated to pay to us amounts based, in part, on pre-determined rates for certain costs. During the nine months ended September 30, 2005, approximately 57% of our costs were pass-through costs and 43% of our costs were reimbursable at pre-determined rates. These pre-determined rates may not be based on the actual expenses we incur in delivering the associated services. If we incur expenses that are greater than the pre-determined reimbursement amounts payable by our code-share partners, our financial results will be negatively affected.

We have a significant amount of contractual obligations.

              As of September 30, 2005, we had a total of approximately $1.8 billion in total long-term debt obligations. Substantially all of this long-term debt was incurred in connection with the acquisition of aircraft, engines and related spare parts. We also have significant long-term lease obligations primarily relating to our aircraft fleet. These leases are classified as operating leases and therefore are not reflected as liabilities in our condensed consolidated balance sheets. At September 30, 2005, we had 222 aircraft under lease, including 26 aircraft leased from Delta at nominal rates, with remaining terms ranging from one to 17.5 years. Future minimum lease payments due under all long-term operating leases were approximately $3.2 billion at September 30, 2005. At a 7% discount factor, the present value of these lease obligations was equal to approximately $2.0 billion at September 30, 2005. As of September 30, 2005, our total aircraft commitments consisted of 37 CRJ700s and six CRJ200s over the next two years, with gross committed expenditures for these aircraft and related equipment (including amounts for contractual price escalations) estimated to be approximately $1.1 billion. We continued taking delivery of these aircraft in October 2005 and expect to complete these deliveries in April 2007. Our high level of fixed obligations could impact our ability to obtain additional financing to support additional expansion plans or divert cash flows from operations and expansion plans to service the fixed obligations.

There are risks associated with our regional jet strategy, including potential oversupply and possible passenger dissatisfaction.

              Our selection of Bombardier Regional Jets as the primary aircraft for our existing operations and projected growth involves risks, including the possibility that there may be an oversupply of regional jets available for sale in the foreseeable future, due, in part, to the financial difficulties of regional and major airlines, including Delta, United, Northwest, Comair, Mesaba, and FLYi. A large supply of regional jets may allow other carriers, or even new carriers, to acquire aircraft for unusually low acquisition costs, allowing them to compete more effectively in the industry, which may ultimately harm our operations and financial performance.

              Our regional jet strategy also presents the risk that passengers may find the Bombardier Regional Jets to be less attractive than other aircraft, including other regional jets. Recently, other models of regional jets have been introduced by manufacturers other than Bombardier. If passengers develop a preference for other regional jet models, our results of operation and financial results could be negatively impacted.

We may be limited from expanding our flying within the Delta and United flight systems, and there are constraints on our ability to provide airline services to airlines other than Delta and United.

              Additional growth opportunities within the Delta and United flight systems are limited by various factors. Except as currently contemplated by our existing code-share agreements, we cannot assure that Delta or United will contract with us to fly any additional aircraft. We may not receive additional growth opportunities, or may agree to modifications to our code-share agreements that reduce certain benefits to us in order to obtain additional aircraft, or for other reasons. Furthermore, the troubled financial condition, bankruptcies and restructurings of Delta and United may reduce the growth of regional flying within their flight systems. Given the troubled nature of the airline industry, we believe that some of our competitors may be more inclined to accept reduced margins and less favorable contract terms in order to secure new or additional code-share operations. Even if we are offered growth opportunities by our major partners, those opportunities may involve economic terms or financing commitments that are unacceptable to us. Any one or more of these factors may reduce or eliminate our ability to expand our flight operations with our existing code-share partners. Additionally, even if Delta and/or United choose to expand our fleet on terms acceptable to us, they may be allowed at any time to subsequently reduce the number of aircraft covered by our code-share agreements. We also cannot assure you that we will be able to obtain the additional ground and maintenance facilities, including gates, and support equipment, to expand our operations. The failure to obtain these facilities and equipment would likely impede our efforts to implement our business strategy and could materially adversely affect our operating results and our financial condition.

              Delta and/or United may be restricted in increasing their business with us, due to "scope" clauses in the current collective bargaining agreements with their pilots that restrict the number and size of regional jets that may be operated in their flight systems not flown by their pilots. Delta's scope limitations restrict its partners from operating aircraft with over 70 seats even if those aircraft are operated for an airline other than Delta. We cannot assure that these scope clauses will not become more restrictive in the future. Any additional limit on the number of regional jets we can fly for our code-share partners could have a material adverse effect on our expansion plans and the price of our common stock.

              Our business models depends on major airlines, including Delta and United, electing to contract with us instead of operating their own regional jets. Some major airlines, including Delta,

American, US Airways and JetBlue, own their own regional airlines or operate their own regional jets instead of entering into contracts with regional carriers. We have no guarantee that in the future our code-share partners will choose to enter into contracts with us instead of operating their own regional jets. Our partners are not prohibited from doing so under our code-share agreements. A decision by Delta or United to phase out code-share relationships and instead acquire and operate their own regional jets could have a material adverse effect on our financial condition, results of operations or the price of our common stock.

              Additionally, our code-share agreements limit our ability to provide airline services to other airlines in certain major airport hubs of each of Delta and United. Under the SkyWest Airlines Delta Connection Agreement, our growth is contractually restricted in Atlanta, Cincinnati, Orlando and Salt Lake City. Under the ASA Delta Connection Agreement, our growth is restricted in Atlanta, Cincinnati, New York (John F. Kennedy International Airport), Orlando and Salt Lake City. Under SkyWest Airlines' United Express Agreement, growth is restricted in Chicago (O'Hare International Airport), Denver, Los Angeles, San Francisco, Seattle/Tacoma and Washington D.C. (Dulles International Airport).

Increased labor costs, strikes, labor disputes and increased unionization of our workforces may adversely affect our ability to conduct our business.

              Our business is labor intensive, requiring large numbers of pilots, flight attendants, mechanics and other personnel. Labor costs constitute a significant percentage of our total operating costs. For example, during the nine months ended September 30, 2005, our labor costs constituted approximately 24.7% of our total operating costs. Increases in our unionized labor costs could result in a material reduction in our earnings and affect our revenue under our code-share agreements. Any new collective bargaining agreements entered into by other regional carriers may also result in higher industry wages and increased pressure on us to increase the wages and benefits of our employees. Future agreements with unionized and non-unionized employees may be on terms that are not as attractive as our current agreements or comparable to agreements entered into by our competitors.

              SkyWest Airlines' employees are not currently represented by any union; however, collective bargaining group organization efforts among those employees occur from time to time. We recognize that such efforts will likely continue in the future and may ultimately result in some of SkyWest Airlines' employees being represented by one or more unions. Moreover, one or more unions representing ASA employees may seek a single carrier determination by the National Mediation Board, which could require SkyWest Airlines to recognize such union or unions as the certified bargaining representative of SkyWest Airlines' employees. One or more unions representing ASA employees may also assert that SkyWest Airlines' employees should be subject to ASA collective bargaining agreements. If SkyWest Airlines' employees were to unionize or be deemed to be represented by one or more unions, negotiations with unions representing SkyWest Airlines' employees could divert management attention and disrupt operations, which may result in increased operating expenses and lower net income. Moreover, we cannot predict the outcome of any future negotiations relating to union representation or collective bargaining agreements. Agreements reached in collective bargaining may increase operating expenses and lower operating results and net income. If unionizing efforts among SkyWest Airlines' employees are successful, we may be subjected to risks of work interruption or stoppage and/or incur additional administrative expenses associated with union representation.

              ASA's pilots, flight attendants and flight controllers are represented by the following unions: The Air Line Pilots Association, International, the Association of Flight Attendants—CNA and the Professional Airline Flight Control Association. ASA's pilots and flight attendants are currently working under open labor contracts, and ASA has been in negotiations with respect to such contracts since 2002, in the case of ASA's pilots, and 2003, in the case of ASA's flight attendants. Negotiations with unions representing ASA's employees could divert management attention and disrupt operations, which may result in increased operating expenses and lower net income. Moreover, we cannot predict the outcome of any future negotiations relating to union representation or collective bargaining agreements.

              If we are unable to reach labor agreements with any current or future unionized work groups, we may be subject to work interruptions or stoppages, which may adversely affect our ability to conduct our operations and may even allow Delta or United to terminate their respective code-share agreements.

We may be unable to obtain all of the aircraft, engines, parts or related maintenance and support services we require, which could have a material adverse impact on our business.

              We rely on a limited number of aircraft types, and are dependent on Bombardier as the sole manufacturer of our regional jets. For the month ended September 30, 2005, 64.8% of our available seat miles were flown using CRJ200s, 26.6% of our available seat miles were flown using CRJ700s, 8.0% of our available seat miles were flown using Brasilia turboprops and 0.6% of our available seat miles were flown using ATR-72 turboprops. Additionally, as of September 30, 2005, we had firm agreements to acquire 37 CRJ700s, ASA was committed to sublease six additional CRJ200s from Delta, and SkyWest Airlines and ASA had obtained options to acquire another 80 Bombardier Regional Jets that can be delivered in configurations ranging between 66 and 90 seats. Delivery dates for these option aircraft remain subject to final determination as agreed upon by us and our code-share partners.

              Any significant disruption or delay in the expected delivery schedule of our fleet would adversely affect our business strategy and overall operations and could have a material adverse impact on our operating results or our financial condition. Certain of Bombardier's aerospace workers are represented by unions and have participated in at least one strike in recent history. Any future prolonged strike at Bombardier or delay in Bombardier's production schedule as a result of labor matters could disrupt the delivery of regional jets to us, which could adversely affect our planned fleet growth. We are also dependent on General Electric as the manufacturer of our aircraft engines. General Electric also provides parts, repair and overhaul services, and other types of support services on our engines. Our operations could be materially and adversely affected by the failure or inability of Bombardier or General Electric to provide sufficient parts or related maintenance and support services to us on a timely or economical basis, or the interruption of our flight operations as a result of unscheduled or unanticipated maintenance requirements for our aircraft or engines. In addition, the issuance of Federal Aviation Administration directives restricting or prohibiting the use of Bombardier aircraft types we operate would have a material adverse effect on our business and operations.

Maintenance costs will likely increase as the age of our regional jet fleet increases.

              Because the average age of our CRJ700s and CRJ200s is approximately 1.3 and 3.9 years, respectively, our regional jet fleet requires less maintenance now than it will in the future. We have incurred relatively low maintenance expenses on our regional jet fleet because most of the parts on our regional jet aircraft are under multi-year warranties and a limited number of heavy airframe checks and engine overhauls have occurred. Our maintenance costs will increase significantly, both on an absolute basis and as a percentage of our operating expenses, as our fleet ages and these warranties expire. Under our United Express Agreement, specific amounts are included in the rates for future maintenance on CRJ200 engines used in our United Express operations. The actual cost of maintenance on CRJ200 engines may vary from the estimated rates.

If we incur problems with any of our third-party service providers, our operations could be adversely affected.

              Our reliance upon others to provide essential services on behalf of our operations may limit our ability to control the efficiency and timeliness of contract services. We have entered into agreements with contractors to provide various facilities and services required for our operations, including fuel supply and delivery, aircraft maintenance, services and ground facilities, and expect to enter into additional similar agreements in the future. These agreements are subject to termination after notice. Any material problems with the efficiency and timeliness of our automated or contract services could have a material adverse effect on our business, financial condition and results of operations.

Interruptions or disruptions in service at one of our hub airports, due to adverse weather or for any other reason, could have a material adverse impact on our operations.

              We expect that we will operate primarily through hubs in Atlanta, Chicago (O'Hare), Denver, Los Angeles, San Francisco, Salt Lake City, Cincinnati, Portland and Seattle/Tacoma. Nearly all of our flights will either originate or fly into one of these hubs. Our revenues depend primarily on our completion of flights and secondarily on service factors such as timeliness of departure and arrival. Any interruptions or disruptions could, therefore, severely and adversely affect us. Extreme weather can cause flight disruptions, and during periods of storms or adverse weather, fog, low temperatures, etc., our flights may be canceled or significantly delayed. Hurricanes Katrina and Rita, in particular, caused severe disruption to air travel in the affected areas and adversely affected airlines operating in the region, including ASA. We operate a significant number of flights to and from airports with particular weather difficulties, including Atlanta, Chicago (O'Hare), Denver and Salt Lake City. A significant interruption or disruption in service at one of our hubs, due to adverse weather or otherwise, could result in the cancellation or delay of a significant portion of our flights and, as a result, could have a severe impact on our business, operations and financial performance.

Fluctuations in interest rates could adversely affect our liquidity, operating expenses and results.

              A substantial portion of our indebtedness bears interest at fluctuating interest rates. These are primarily based on the London interbank offered rate for deposits of U.S. dollars, or LIBOR. LIBOR tends to fluctuate based on general economic conditions, general interest rates, federal reserve rates and the supply of and demand for credit in the London interbank market. We have not hedged our interest rate exposure and, accordingly, our interest expense for any particular period may fluctuate based on LIBOR and other variable interest rates. To the extent these interest rates increase, and if the increased costs are not passed-through to our code-share partners, our interest expense will increase, in which event, we may have difficulty making interest payments and funding our other fixed costs and our available cash flow for general corporate requirements may be adversely affected.

Our business could be harmed if we lose the services of our key personnel.

              Our business depends upon the efforts of our chief executive officer, Jerry C. Atkin, and our other key management and operating personnel. We may have difficulty replacing management or other key personnel who leave and, therefore, the loss of the services of any of these individuals could harm our business. We do not maintain key-man insurance on any of our executives.

The Securities and Exchange Commission staff is investigating our accounting treatment of certain maintenance costs.

              Effective January 1, 2002, we changed our method of accounting for certain engine overhaul expenses. In connection with this change, we restated our financial statements for the year ended

December 31, 2001 and the first and second quarters of the year ended December 31, 2002. The staff of the SEC has been investigating the facts pertaining to this change in accounting method and the related restatements. We have cooperated with this investigation, and have offered to enter into a cease and desist order pursuant to which we would agree not to violate federal securities laws in the future. The SEC is currently reviewing our offer. If our offer is not accepted, we may be required to devote additional time and resources in responding to the investigation, and we could experience other adverse consequences.

Risks Related to the Airline Industry

We may be materially affected by the uncertainty of the airline industry.

              The airline industry has experienced tremendous challenges in recent years and will likely remain volatile for the foreseeable future. Among other factors, the financial challenges faced by major carriers, including Delta, United and Northwest, the slowing U.S. economy and increased hostilities in Iraq, the Middle East and other regions have significantly affected, and are likely to continue to affect, the U.S. airline industry. These events have resulted in declines and shifts in passenger demand, increased insurance costs, increased government regulations and tightened credit markets, all of which have affected, and will continue to affect, the operations and financial condition of participants in the industry, including us, major carriers (including our major partners), competitors and aircraft manufacturers. These industry developments raise substantial risks and uncertainties which will affect us, major carriers (including our major partners), competitors and aircraft manufacturers in ways that we are unable to currently predict.

The airline industry is highly competitive and has undergone a period of consolidation and transition leaving fewer potential code-share partners.

              The airline industry is highly competitive. We not only compete with other regional airlines, some of which are owned by or operated as code-share partners of major airlines, but we also face competition from low cost carriers and major airlines on many of our routes. Low cost carriers such as Southwest Airlines, JetBlue, US Airways, and AirTran Airways, among others, operate at many of our hubs, resulting in significant price competition. Additionally, a large number of other carriers operate at our hubs, creating intense competition. Certain of our competitors are larger and have significantly greater financial and other resources than we do. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats. Increased fare competition could adversely affect our operations and the price of our common stock. The airline industry has undergone substantial consolidation, and it may in the future undergo additional consolidation. Recent examples include the merger between America West Airlines and US Airways in September 2005, and American Airlines' acquisition of the majority of Trans World Airlines' assets in 2001. Other developments include domestic and international code-share alliances between major carriers, such as the "SkyTeam Alliance," that includes Delta, Continental and Northwest, among others. Any additional consolidation or significant alliance activity within the airline industry could limit the number of potential partners with whom we could enter into code-share relationships and materially adversely affect our relationship with our code-share partners.

Terrorist activities or warnings have dramatically impacted the airline industry, and will likely continue to do so.

              The terrorist attacks of September 11, 2001 and their aftermath have negatively impacted the airline industry in general, including our operations. The primary effects experienced by the airline industry include a substantial loss of passenger traffic and revenue. Although, to some degree, airline passenger traffic and revenue have recovered since the September 11th attacks, additional terrorist attacks could have a similar or even more pronounced effect. Even if additional terrorist attacks are not launched against the airline industry, there will be lasting consequences of the attacks, including increased security and insurance costs, increased concerns about future terrorist attacks, increased government regulation and airport delays due to heightened security. Additional terrorist attacks and the fear of such attacks could negatively impact the airline industry, and result in further decreased passenger traffic and yields, increased flight delays or cancellations associated with new government mandates, as well as increased security, fuel and other costs. We cannot provide any assurance that these events will not harm the airline industry generally or our operations or financial condition in particular.

Rapidly increasing fuel costs have adversely affected, and will likely continue to adversely affect, the operations and financial performance of the airline industry.

              The price of aircraft fuel is unpredictable and has increased significantly in recent periods. Higher fuel prices may lead to higher airfares, which would tend to decrease the passenger load of our code-share partners. In the long run, such decrease will have an adverse effect on the number of flights such partner will ask us to provide and the revenues associated with such flights. Additionally, fuel shortages have been threatened. The future cost and availability of fuel to us cannot be predicted, and substantial fuel cost increases or the unavailability of adequate supplies of fuel may have a material adverse effect on our results of operations. During periods of increasing fuel costs, our operating margins have been, and will likely continue to be, adversely affected.

We are subject to significant governmental regulation.

              All interstate air carriers, including SkyWest Airlines and ASA, are subject to regulation by the DOT, the FAA and other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, air worthiness and other certificates; approval of personnel who may engage in flight, maintenance or operation activities; record keeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not have a material adverse effect on our operations. We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. A decision by the FAA to ground, or require time-consuming inspections of or maintenance on, all or any of our aircraft for any reason may have a material adverse effect on our operations. In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, such as our aircraft, at such airports. The imposition of any limits on the use of our aircraft at any airport at which we operate could have a material adverse effect on our operations.

The occurrence of an aviation accident would negatively impact our operations and financial condition.

              An accident or incident involving one of our aircraft could involve significant potential claims of injured passengers and others, as well as repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. In the event of an accident, our liability insurance may not be adequate to offset our exposure to potential claims and we may be forced to bear substantial losses from the accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our operational and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that our operations are less safe or reliable than other airlines.

Risks Related to Our Common Stock

We can issue additional shares without shareholder approval.

              Our Restated Articles of Incorporation, as amended (the "Restated Articles"), authorize the issuance of up to 120,000,000 shares of common stock, all of which may be issued without any action or approval by our shareholders. As of November 10, 2005, we had 58,053,904 shares outstanding. In addition, we have stock option plans under which 573,950 shares are reserved for issuance and for which options have not been granted, which may dilute the ownership interests of our shareholders. The issuance of any additional shares of common stock would further dilute the percentage ownership of existing shareholders. Our Restated Articles also authorize the issuance of up to 5,000,000 shares of preferred stock. Our board of directors has the authority to issue preferred stock with the rights and preferences, and at the price, which it determines. Any shares of preferred stock issued would likely be senior to shares of our common stock in various regards, including dividends, payments upon liquidation and voting. The value of our common stock could be negatively affected by the issuance of any shares of preferred stock.

Distribution of dividends may decrease or cease.

              Historically, we have paid dividends in varying amounts on our common stock. The future payment and amount of cash dividends will depend upon our financial condition and results of operations, loan covenants and other factors deemed relevant by our board of directors. There can be no assurance that we will continue our practice of paying dividends on our common stock or that we will have the financial resources to pay such dividends.

Provisions of our charter documents and code-share agreements may affect the ability or desire of others to gain control of our company.

              Our ability to issue preferred and common shares without shareholder approval may have the effect of delaying or preventing a change in control and may adversely affect the voting and other rights of the holders of our common stock, even in circumstances where such a change in control would be viewed as desirable by most investors. The provisions of the Utah Control Shares Acquisition Act may also discourage the acquisition of a significant interest in or control of our company. Additionally, our code-share agreements contain termination and extension trigger provisions related to change in control type transactions that may have the effect of deterring a change in control of our company.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

              Certain of the statements contained in this registration statement should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "project," "could," "should," "hope," "likely," and "continue" and similar terms used in connection with statements regarding our outlook, the revenue environment, our contract relationships, and our expected financial performance. These statements include, but are not limited to, statements about the benefits of our acquisition of ASA, including our future financial and operating results, our plans for SkyWest Airlines and ASA, our objectives, expectations and intentions and other statements that are not historical facts. You should also keep in mind that all forward-looking statements are based on our existing beliefs about present and future events outside of our control and on assumptions that may prove to be incorrect. If one or more risks identified in this prospectus, a prospectus supplement, or any applicable filings materializes, or any other underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected, or intended. These risks and uncertainties include, but are not limited to, those described below under the heading "Risk Factors" and the following:

  •
  our ability to achieve anticipated potential benefits with respect to our acquisition of ASA;

  •
  our ability to obtain and maintain financing necessary for operations and other purposes;

  •
  our ability to maintain adequate liquidity;

  •
  the impact of high fuel prices on the airline industry;

  •
  the impact of global instability, including the continued impact of the United States military presence in foreign countries, the September 11, 2001 terrorist attacks and the potential impact of future hostilities, terrorist attacks or other global events;

  •
  our ability to attract and retain code-share partners;

  •
  changes in our code-share relationships;

  •
  the cyclical nature of the airline industry;

  •
  competitive practices in the airline industry, including significant fare-restructuring activities, capacity reductions and bankruptcy and other airline restructurings by major and regional carriers, including Delta and United;

  •
  global and national economic conditions;

  •
  labor costs;

  •
  security-related and insurance costs;

  •
  weather conditions;

  •
  government legislation and regulation;

  •
  unfavorable resolution of negotiations with municipalities for the leasing of facilities;

  •
  relations with ASA's unionized employees and the impact and outcome of labor negotiations;

  •
  unionization efforts among SkyWest Airlines' employees; and

  •
  other risks and uncertainties listed from time to time in our reports filed with the SEC.

              There may be other factors not identified above of which we are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. We assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these statements other than as required by law.

USE OF PROCEEDS

              The net proceeds we will receive from the sale of the 4,000,000 shares of common stock offered by us, assuming a public offering price of $32.59 per share and after deducting estimated underwriting discounts and offering expenses, are estimated to be $123.7 million ($142.3 million if the underwriters' overallotment option is exercised in full).

              We currently intend to use approximately $60,000,000 of the proceeds of this offering to repay all outstanding amounts borrowed by SkyWest Airlines from C.I.T. Leasing Corporation and approximately $30,000,000 of the proceeds of this offering to reduce the outstanding balance on our line of credit with Zions Bank. The C.I.T. debt facility bears interest at an adjustable rate that was equal to 6.31% as of September 30, 2005 and is due in full on March 21, 2006. We have used the loan proceeds primarily for working capital purposes. The Zions Bank line of credit bears interest at a rate equal to the prime rate less 0.25%, which was 6.25% as of September 30, 2005. After discharging the outstanding amounts under these debt obligations, we currently intend to use the remainder of the proceeds from this offering for working capital and general corporate purposes.

              Pending such utilization, we intend to invest the proceeds in short-term, investment grade, interest-bearing securities.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

              Our common stock is quoted on The Nasdaq National Market under the symbol "SKYW." The following table sets forth, for the periods indicated, the high and low closing sale prices per share for our common stock, as reported by The Nasdaq National Market, and the cash dividends we have declared.

	High	Low	Cash Dividends Declared
Year Ended December 31, 2003:
First Quarter	$14.89	$8.80	$0.02
Second Quarter	19.08	10.25	0.02
Third Quarter	20.35	16.83	0.02
Fourth Quarter	19.24	15.46	0.02
Year Ended December 31, 2004:
First Quarter	$20.51	$17.11	$0.03
Second Quarter	19.91	16.00	0.03
Third Quarter	16.88	13.07	0.03
Fourth Quarter	20.35	14.49	0.03
Year Ending December 31, 2005:
First Quarter	$20.30	$16.05	$0.03
Second Quarter	19.76	17.35	0.03
Third Quarter	26.82	18.08	0.03
Fourth Quarter (through November 17, 2005)	32.84	26.25	0.03

              The last reported sale price of our common stock on The Nasdaq National Market on November 17, 2005 was $32.59 per share. As of November 10, 2005, there were 58,053,904 shares of our common stock outstanding, held by approximately 1,176 shareholders of record, which does not include shares held in securities position listings.

              We have historically paid a regular quarterly cash dividend on our common stock. Our most recent quarterly dividend, declared November 2, 2005, was $0.03 per share. The future payment and amount of cash dividends will depend upon our financial condition and results of operations, applicable loan covenants and other factors deemed relevant by our board of directors.

CAPITALIZATION

              The following table sets forth our capitalization at September 30, 2005 and as adjusted to give effect to the sale of the 4,000,000 shares of common stock offered by us at an assumed offering price of $32.59 per share pursuant to this offering and the application of the estimated net proceeds therefrom, as described under "Use of Proceeds." The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus or incorporated herein by reference.

	September 30, 2005
	Actual	As Adjusted
	(in thousands)
Cash and marketable securities	$303,762	$337,430

Debt:
Current portion of long-term debt(1)	$255,653	$255,653
Long-term debt, net of current portion(1)	1,524,126	1,524,126
Current line of credit	60,000	—
Long-term line of credit	30,000	—

Total debt	$1,869,779	$1,779,779

Stockholders' equity:
Preferred Stock, no par value; 5,000,000 shares authorized; None outstanding	—	—
Common Stock, no par value; 120,000,000 shares authorized; 57,864,566 shares outstanding; 61,864,566 shares, as adjusted(2)	338,051	461,719
Retained earnings	545,725	545,725
Treasury stock; 6,794,056 shares	(32,551)	(32,551)
Net unrealized depreciation on available-for-sale securities	(1,157)	(1,157)

Total stockholders' equity	850,068	973,736

Total capitalization	$2,719,847	$2,753,515

(1)
As of September 30, 2005, we had financed 248 of our aircraft and certain of our airport and maintenance facilities through operating leases. In addition to our indebtedness, as of September 30, 2005, we had approximately $3.2 billion of mandatory future payments under operating leases, primarily for aircraft and ground facilities. At a 7.0% discount factor, the present value of these obligations would be equal to approximately $2.0 billion. See Note 4 of the notes to our consolidated financial statements incorporated herein by reference.

(2)
The total number of our shares of common stock outstanding after this offering is based on 57,864,566 shares issued and outstanding on September 30, 2005. This number of issued and outstanding shares assumes that the underwriters' overallotment option of 600,000 shares is not exercised and excludes 7,199,031 shares of common stock reserved for issuance upon exercise of outstanding stock options we have granted at an estimated weighted average exercise price of $18.84 per share as of September 30, 2005.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

              The following unaudited pro forma consolidated financial data is based upon our historical financial statements included elsewhere in this prospectus or incorporated herein, adjusted to give effect to our acquisition of ASA on September 7, 2005.

              The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited consolidated statements of income are not necessarily indicative of the future results of our operations, our financial position or the results of our operations which may have occurred had we completed the acquisition of ASA at the beginning of 2004.

              The unaudited pro forma consolidated statements of income should be read in conjunction with our consolidated financial statements and related notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere in this prospectus or incorporated herein.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(Unaudited)
For the year ended December 31, 2004
(In thousands, except per share amounts)

	Historical
			Pro Forma Adjustments		Pro Forma Combined
	SkyWest, Inc.	ASA
OPERATING REVENUES:
Passenger	$1,139,580	$947,608	$(12,177)	(A)	$2,075,011
Ground handling and other	16,464	11	—		16,475

Total operating revenues	1,156,044	947,619	(12,177)		2,091,486
OPERATING EXPENSES:
Flying operations	577,492	—	436,982	(B)	1,014,474
Customer service	180,578	—	162,677	(C)	343,255
Maintenance	113,537	—	134,275	(C)	247,812
Depreciation and amortization	76,817	71,707	742	(D)	149,266
Promotion and sales	4,608	600	379	(C)	5,587
General and administrative	58,236	—	35,515	(C)	93,751
Salaries & related costs	—	292,258	(292,258	)(E)	—
Aircraft fuel	—	197,541	(197,541	)(C)	—
Aircraft maintenance materials and outside repairs	—	87,394	(87,394	)(C)	—
Aircraft rent	—	68,670	(68,670	)(C)	—
Contracted services	—	65,973	(65,973	)(C)	—
Landing fees and other rents	—	44,623	(44,623	)(C)	—
Impairment of goodwill	—	498,736	—		498,736
Other	—	33,594	(33,594	)(C)	—

Total operating expenses	1,011,268	1,361,096	(19,483)		2,352,881
OPERATING INCOME (LOSS)	144,776	(413,477)	7,306		(261,395)
OTHER INCOME (EXPENSE):
Interest income	10,050	3,092	(7,450	)(F)	5,692
Interest expense	(18,239)	(38,218)	6,900	(G)	(49,557)
Other	—	140	—		140

Total other income (expense), net	(8,189)	(34,986)	(550)		(43,725)
INCOME (LOSS) BEFORE INCOME TAXES	136,587	(448,463)	6,756		(305,120)
PROVISION FOR INCOME TAXES	54,635	20,119	2,693	(H)	77,447

NET INCOME (LOSS)	$81,952	$(468,582)	$4,063		$(382,567)

BASIC EARNINGS (LOSS) PER SHARE	$1.42				$(6.61)
DILUTED EARNINGS (LOSS) PER SHARE	$1.40				$(6.61)
WEIGHTED AVERAGE OF COMMON SHARES:
Basic	57,858				57,858
Diluted	58,350				58,350

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(Unaudited)
For the nine months ended September 30, 2005
(In thousands, except per share amounts)

	Historical
	SkyWest, Inc.	January 1, 2005 - June 30, 2005 ASA	July 1, 2005 - September 7, 2005 ASA	Pro Forma Adjustments		Pro Forma Combined
OPERATING REVENUES:
Passenger	$1,203,991	$551,323	$224,543	$22,218	(A)	$2,002,075
Ground handling and other	17,693	—	2,037	—		19,730

Total operating revenues	1,221,684	551,323	226,580	22,218		2,021,805
OPERATING EXPENSES:
Flying operations	669,964	—	—	394,236	(I)	1,064,200
Customer service	177,387	—	—	131,964	(C)	309,351
Maintenance	107,686	—	—	106,806	(C)	214,492
Depreciation and amortization	70,238	40,633	12,517	(5,449	)(J)	117,939
Promotion and sales	2,874	—	—	255	(C)	3,129
General and administrative	58,497	—	—	30,029	(C)	88,526
Salaries & related costs	—	150,092	56,816	(206,908	)(K)	—
Aircraft fuel	—	143,806	69,200	(213,006	)(C)	—
Aircraft maintenance materials and outside repairs	—	51,773	18,619	(70,392	)(C)	—
Aircraft rent	—	31,914	11,279	(43,193	)(C)	—
Contracted services	—	46,441	18,470	(64,911	)(C)	—
Landing fees and other rents	—	25,052	10,820	(35,872	)(C)	—
Other	—	29,082	13,661	(42,743	)(C)	—

Total operating expenses	1,086,646	518,793	211,382	(19,184)		1,797,637
OPERATING INCOME	135,038	32,530	15,198	41,402		224,168
OTHER INCOME (EXPENSE):
Interest income	10,165	2,628	579	(5,082	)(F)	8,290
Interest expense	(25,510)	(32,017)	(14,276)	5,175	(G)	(66,628)
Other	(585)	101	(150)	—		(634)

Total other income (expense), net	(15,930)	(29,288)	(13,847)	93		(58,972)
INCOME BEFORE INCOME TAXES	119,108	3,242	1,351	41,495		165,196
PROVISION FOR INCOME TAXES	45,525	1,308	1,150	16,443	(H)	64,426

NET INCOME	$73,583	$1,934	$201	$25,052		$100,770

BASIC EARNINGS PER SHARE	$1.27					$1.75
DILUTED EARNINGS PER SHARE	$1.26					$1.72
WEIGHTED AVERAGE OF COMMON SHARES:
Basic	57,729					57,729
Diluted	58,512					58,512

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
(in thousands)

1.
Basis of Presentation

              On September 7, 2005, we completed the acquisition of all of the issued and outstanding capital stock of ASA from ASA Holdings, Inc., a subsidiary of Delta. In connection with the acquisition of ASA, SkyWest Airlines and Delta entered into an Amended and Restated Delta Connection Agreement, and ASA and Delta entered into a Second Amended and Restated Delta Connection Agreement, whereby SkyWest Airlines and ASA have agreed to provide regional airline service in the Delta flight system. The Delta Connection Agreements became effective September 8, 2005.

              The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2005 and for the fiscal year ended December 31, 2004 have been prepared to illustrate the pro forma effects of the ASA acquisition as if it had occurred on January 1, 2004 and as if the ASA Delta Connection Agreement was effective January 1, 2004. The operations of ASA commencing on September 8, 2005 and through September 30, 2005, are included in our historical statement of operations. No pro forma effect has been given to the Amended and Restated SkyWest Airlines Delta Connection Agreement prior to the effective date of September 8, 2005.

2.
Pro Forma Financial Statements and Adjustments

              The pro forma condensed combined information set forth in the preceding table is presented for illustrative purposes only. Such information does not purport to be indicative of the results of operations and financial position that actually would have resulted had the acquisition occurred on the date indicated, nor is it indicative of the results that may be expected in future periods. The pro forma adjustments are based upon information and assumptions available as of the date of this prospectus.

              The pro forma condensed combined statements of operations give effect to the following pro forma adjustments:

              (A)  Reflects the restatement of ASA revenues from the ASA historical code-share agreement with Delta to the ASA Delta Connection Agreement as if the ASA Delta Connection Agreement was effective January 1, 2004. Under the terms of the ASA Delta Connection Agreement, Delta has agreed to compensate ASA for certain direct costs associated with operating the Delta Connection flights, as defined in the ASA Delta Connection Agreement, plus, if ASA completes a certain minimum percentage of its Delta Connection flights, a specified margin on such costs. Additionally, the ASA Delta Connection Agreement provides for incentive compensation upon satisfaction of certain performance goals. Under the ASA Delta Connection Agreement, excess margins over certain percentages must be returned or shared with Delta, depending on various conditions. The pro forma revenue adjustment assumes no incentive compensation was achieved for either the year ended December 31, 2004 or for the interim period ended September 7, 2005.

              (B)  Reflects a reclassification of ASA expenses reported under the ASA financial statement classification to our financial statement classification of $451,103 for consistency purposes and a reduction of aircraft lease expense on aircraft lease obligations retained by Delta in connection with our acquisition of ASA of $(14,121).

              (C)  Reflects a reclassification of ASA expenses reported under the ASA financial statement classifications to our financial statement classifications for consistency purposes.

              (D)  Reflects an adjustment to ASA depreciation for changes in estimated useful lives for property and equipment using our accounting policies and reflects an adjustment to the depreciable basis of property and equipment and intangible assets resulting from the preliminary valuation and purchase price adjustments of $7,400 and a reduction of depreciation expense on aircraft retained by Delta in connection with our acquisition of ASA of $(6,658).

              (E)  Reflects a reclassification of ASA expenses reported under the ASA financial statement classification to our financial statement classification of $286,154 for consistency purposes and a reduction of accrued wage expense of $6,104 to reflect amounts expected to be paid.

              (F)  Reflects a reduction of interest income resulting from net cash paid to Delta of $376,912 for the acquisition of ASA.

              (G)  Reflects the elimination of interest expense on aircraft debt obligations retained by Delta in connection with our acquisition of ASA.

              (H)  Reflects the income tax effects of the pro forma adjustments.

              (I)   Reflects a reclassification of ASA expenses report under the ASA financial statement classification to our financial statement classification of $404,826 for consistency purposes and a reduction of aircraft lease expense on aircraft lease obligations retained by Delta in connection with our acquisition of ASA of $(10,590).

              (J)   Reflects an adjustment to ASA depreciation for changes in estimated useful lives for property and equipment using our accounting policies and reflects an adjustment to the depreciable basis of property and equipment and intangible assets resulting from the preliminary valuation and purchase price adjustments of $(455) and a reduction of depreciation expense on aircraft retained by Delta in connection with our acquisition of ASA of $(4,994).

              (K)  Reflects a reclassification of ASA expenses reported under the ASA financial statement classification to our financial statement classification of $203,762 for consistency purposes and a reduction of accrued wage expense of $3,146 to reflect amounts expected to be paid.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

              The following table sets forth our selected consolidated financial and airline operating data with respect to the periods indicated. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus or incorporated herein by reference. The selected consolidated financial data for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements, but does not reflect the operations of ASA. The airline operating data set forth below is unaudited and the airline operating data for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, does not reflect the operations of ASA. The airline operating data for the nine months ended September 30, 2005 reflects the operations of SkyWest Airlines for the entire period and the operations of ASA for the period subsequent to September 7, 2005. The selected consolidated financial information for the nine-month periods ended September 30, 2004 and 2005 have been derived from our unaudited consolidated financial statements incorporated herein by reference which, in our opinion, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the information included therein. The selected consolidated financial information for the nine-month period ended September 30, 2004 does not reflect the operations of ASA. Our results of operations for the nine months ended September 30, 2005 are not necessarily indicative of results to be achieved for the full year ending December 31, 2005.

Selected Consolidated Financial Information

	Years Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands, except share, per share and airline operating data)
Consolidated Statements of Income:
Operating revenues:
Passenger	$516,159	$595,985	$769,427	$882,062	$1,139,580	$816,677	$1,203,991
Freight and Other	6,838	5,880	5,020	5,964	16,464	12,679	17,693

Total operating revenues	522,997	601,865	774,447	888,026	1,156,044	829,356	1,221,684

Operating expenses:
Flying Operations	208,932	252,346	330,198	417,801	577,492	406,244	669,964
Aircraft, traffic and passenger service	72,079	97,827	123,453	139,125	180,578	129,922	177,387
Maintenance	63,318	87,577	82,786	83,829	113,537	81,365	107,686
Promotion and Sales	26,593	25,747	16,871	13,572	4,608	3,422	2,874
Depreciation and amortization	32,575	45,888	57,535	74,419	76,817	57,448	70,238
General and Administrative	29,529	35,097	45,487	50,800	58,236	42,997	58,497
U.S. Governmental airline assistance	—	(8,181)	(1,438)	—	—	—	—
Other	924	—	—	—	—	—	—

Total operating expenses	433,950	536,301	654,892	779,546	1,011,268	721,398	1,086,646

Operating income	89,047	65,564	119,555	108,480	144,776	107,958	135,038

Other income (expense):
Interest expense	(2,511)	—	(3,611)	(9,891)	(18,239)	(13,340)	(25,510)
Interest income	12,532	17,249	12,383	10,492	10,050	6,554	9,580
Gain on sales of property and equipment	518	—	—	406	—	—	—

Total other income (expense)	10,539	17,249	8,772	1,007	(8,189)	(6,786)	(15,930)

Income before provision for income taxes	99,586	82,813	128,327	109,487	136,587	101,172	119,108
Provision for income tax	38,712	32,297	50,050	42,700	54,635	40,469	45,525

Income before cumulative effect of change in accounting principle	60,874	50,516	78,277	66,787	81,952	60,703	73,583

Cumulative effect of change in accounting principle, net of tax of $5,492	—	—	8,589	—	—	—	—

Net Income	60,874	50,516	86,866	66,787	81,952	60,703	73,583

Basic	1.18	.90	1.52	1.16	1.42	1.05	1.27
Diluted	1.16	.88	1.51	1.15	1.40	1.04	1.26
Weighted average common shares outstanding:
Basic	51,521	56,365	57,229	57,745	57,858	57,991	57,729
Diluted	52,644	57,237	57,551	58,127	58,350	58,478	58,512
Other Financial Data:
Net cash from:
Operating activities	82,521	150,791	173,703	157,743	246,866	129,143	147,254
Investing activities	(198,204)	(219,624)	(120,592)	(811,690)	(237,525)	(199,703)	(398,079)
Financing activities	146,217	45,335	35,157	635,394	(8,728)	2,559	248,400

Airline Operating Data:
Passengers carried	5,598,499		6,229,867		8,388,935		10,738,691		13,424,520		9,811,577		12,988,939
Revenue passenger miles(1)	1,277,001		1,732,180		2,990,753		4,222,669		5,546,069		4,013,486		6,000,078
Available seat miles(2)	2,256,635		2,837,278		4,356,053		5,875,029		7,546,318		5,453,588		8,001,001
Passenger load factor(3)	56.6%		61.1%		68.7%		71.9%		73.5%		73.6%		75.0%
Revenue per available seat mile(4)	23.2	¢	21.2	¢	17.8	¢	15.1	¢	15.3	¢	15.2	¢	15.3	¢
Cost per available seat mile(5)	19.2	¢	18.9	¢	15.1	¢	13.4	¢	13.6	¢	13.4	¢	13.9	¢
EBITDA(6)	135,170		128,701		198,062		193,797		231,643		171,960		214,856
EBITDAR(6)	190,875		201,968		301,380		318,733		377,584		277,744		359,408
Average passenger trip length (miles)	228		278		356		393		413		409		462
Number of aircraft in service (end of period):
Bombardier Regional Jets:
Owned	—		5		6		30		32		32		113
Leased	16		44		67		79		101		96		188
Brasilia Turboprops
Owned	21		21		21		21		21		21		15
Leased	70		61		55		55		52		53		48
ATR—72 Turboprops (Leased)	—		—		—		—		—		—		12

Total aircraft	107		131		149		185		206		202		376

	As of December 31,
						As of September 30, 2005
	2000	2001	2002	2003	2004
	(in thousands)
Consolidated Balance Sheet Data:
Cash and marketable securities	$293,630	$310,714	$425,424	$471,234	$540,537	$303,762
Working capital	279,667	270,818	391,845	518,409	536,506	62,182
Property and equipment, net	312,187	441,706	455,998	843,918	932,547	2,553,636
Total assets	676,412	831,566	999,384	1,529,210	1,662,287	3,376,206
Long-term debt, including current maturities(7)	85,925	125,839	137,911	493,650	495,818	1,779,779
Total stockholder's equity	484,953	545,840	638,686	709,063	779,055	850,068

(1)
Revenue passengers multiplied by miles flown.

(2)
Passenger seats available multiplied by miles flown.

(3)
Revenue passenger miles divided by available seat miles.

(4)
Total airline operating revenues divided by available seat miles.

(5)
Total operating and interest expenses divided by available seat miles. Total operating and interest expenses is not a calculation based on generally accepted accounting principles and should not be considered as an alternative to total operating expenses. Cost per available seat mile utilizing this measurement is included as it is a measurement recognized by the investing public.

(6)
EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDAR represents earnings before interest expense, income taxes, depreciation, amortization and aircraft rents. EBITDA and EBITDAR are not calculations based on generally accepted principles and should not be considered as alternatives to cash flow as a measure of liquidity. In addition, our calculations may not be comparable to other similarly titled measures of other companies. EBITDA and EBITDAR are not included as supplemental disclosures because they may provide useful information regarding our ability to service debt and lease payments and to fund capital expenditures. Our ability to service debt and lease payments and to fund capital expenditures in the future, however, may be affected by other operating or legal requirements or uncertainties. Currently, aircraft and engine ownership costs are our most significant cash expenditure. In addition, EBITDA and EBITDAR are well recognized performance measurements in the regional airline industry and, consequently, we have provided this information.

(7)
At September 30, 2005, 248 of the aircraft operated by SkyWest Airlines and ASA were financed through operating leases. In addition to our indebtedness, at September 30, 2005, we had approximately $3.2 billion of mandatory future minimum payments under operating leases, primarily for aircraft and ground facilities. At a 7% discount factor, the present value of these obligations would be equal to approximately $2.0 billion.

              The following represents a reconciliation of EBITDA and EBITDAR to net cash from operating activities for the periods indicated (dollars in thousands):

						Nine Months Ended September 30,		Pro forma
	Year Ended December 31,
								Year Ended Dec. 31, 2004	Nine Months Ended Sept. 30, 2005
	2000	2001	2002	2003	2004	2004	2005
EBITDAR	$190,875	$201,968	$301,380	$318,733	$377,584	$277,744	$359,408	$97,416	$529,117
Aircraft Rents	(55,705)	(73,267)	(103,318)	(124,936)	(145,941)	(105,784)	(144,552)	(200,490)	(177,155)
EBITDA	$135,170	$128,701	$198,062	$193,797	$231,643	$171,960	$214,856	$(103,074)	$351,962
Interest Expense	(2,511)	—	(3,611)	(9,891)	(18,239)	(13,340)	(25,510)	(49,557)	(66,628)
Provision for income taxes	(38,712)	(32,297)	(50,050)	(42,700)	(54,635)	(40,469)	(45,525)	(77,447)	(64,426)
Impairment of Goodwill	—	—	—	—	—	—	—	498,736	—
Maintenance expense related to disposition of rotable spares	2,235	1,947	1,379	834	—	—	—	—	—
Gain (loss) on sale of property and equipment	(518)	—	—	406	—	—	—	(1,684)	(1,158)
Increase (decrease) in allowance for doubtful accounts	(144)	5	661	(664)	(34)	500	(9)	(34)	(9)
Net increase in deferred income taxes	6,374	6,948	22,206	91,085	29,598	24,890	12,083	49,717	13,390
Rent expense less than payment	—	—	—	—	—	—	—	(13,036)	(15,485)
Tax benefit from exercise of common stock options	4,105	5,584	1,525	129	442	408	43	442	43
Deferred aircraft credits, net of accretion	—	15,127	10,903	22,751	4,444	1,258	19,577	4,444	19,577
Changes in operating assets and liabilities:
Increase in restricted cash	—	—	—	(9,160)	—	—	(104,524)	—	(99,910)
Decrease (increase) in receivables	(17,916)	3,091	(6,890)	14,813	(15,738)	(37,105)	(4,435)	(35,799)	15,626
Decrease (increase) in income tax receivable	—	—	—	(62,908)	53,909	17,304	8,999	53,909	8,999
Decrease (increase) in inventories	(3,518)	(4,301)	(3,750)	953	(7,842)	(7,164)	(5,367)	(11,513)	(2,345)
Decrease (increase) in other current assets and prepaid aircraft rents	(2,379)	(5,820)	(1,988)	(53,917)	1,750	(3,002)	(51,983)	1,750	(53,201)
(Decrease) Increase in accounts payable and accrued aircraft rents	(6,428)	12,783	3,313	5,641	13,921	3,963	99,421	(2,710)	54,968
(Decrease) increase in engine overhaul accrual	2,722	1,091	(14,081)	—	—	—	—	(3,500)	—
Increase in other current liabilities	4,041	17,932	16,024	6,574	7,647	9,940	29,628	7,647	37,997

Net cash provided by operating activities	$82,521	$150,791	$173,703	$157,743	$246,866	$129,143	$147,254	$318,291	$199,400

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              The following discussion and analysis presents factors that had a material effect on our results of operations during the nine months ended September 30, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002. Also discussed is our financial position as of the end of those periods. You should read this discussion in conjunction with our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus or incorporated herein by reference. This discussion and analysis contains forward-looking statements. Please refer to the section entitled "Cautionary Statement Concerning Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

              Through SkyWest Airlines and ASA, we operate the largest regional airline in the United States. As of September 30, 2005, SkyWest Airlines and ASA offered scheduled passenger and air freight service with more than 2,400 total daily departures to 212 different destinations in the United States, Canada, Mexico and the Caribbean. Additionally, we provide ground handling services for approximately ten other airlines throughout our system. As of September 30, 2005, our fleet consisted of 229 CRJ200s (65 assigned to United, 160 assigned to Delta, and four unassigned), 72 CRJ700s (37 United, 35 Delta), 63 Brasilia turboprops (50 United, 13 Delta), and 12 ATR turboprops (all assigned to Delta, which we expect to remove from service by August 2007). During September 2005, approximately 59.3% of our combined capacity was operated under the Delta code and approximately 40.7% was operated under the United code. All of ASA's capacity during September 2005 was operated under the Delta code.

              SkyWest Airlines has been a partner with Delta in Salt Lake City and United in Los Angeles since 1987 and 1997, respectively. In 1998, SkyWest Airlines expanded its relationship with United to provide service in Portland, Seattle/Tacoma, San Francisco and additional Los Angeles markets. In 2001, SkyWest Airlines expanded its operations to serve as the Delta Connection in Dallas/Fort Worth. However, effective January 31, 2005, SkyWest Airlines re-deployed all its Delta Connection flights to Salt Lake City as a result of Delta's decision to "de-hub" its Dallas/Fort Worth operations. In 2004, SkyWest Airlines expanded its United Express operations to provide service in Chicago (O'Hare). As of September 30, 2005, SkyWest Airlines operated approximately 1,500 total daily flights as a Delta Connection carrier in Salt Lake City, and a United Express carrier in Chicago (O'Hare), Denver, Los Angeles, San Francisco, Portland and Seattle/Tacoma. SkyWest Airlines believes its success in attracting multiple contractual relationships with major airline partners is attributable to its delivery of high-quality regional airline service at a competitive cost structure. In April 2003, SkyWest Airlines signed an agreement with Continental to supply Continental with regional airline feed into Continental's Houston hub beginning on July 1, 2003. The Continental flying represented only approximately 1.5% of our 2004 ASM production and generated less than 1.0% of our 2004 operating income. In January 2005, we announced the mutual decision with Continental to end our operations as a Continental Connection carrier and we completed the phase-out process on July 1, 2005.

              ASA has been a code-share partner with Delta in Atlanta since 1984. ASA expanded its operations as a Delta Connection carrier to also include Cincinnati/Northern Kentucky and Salt Lake City in September 2002 and April 2003, respectively. ASA operates more than 900 daily flights, all in the Delta Connection system.

              Historically, multiple contractual relationships have enabled us to reduce reliance on any single major airline code and to enhance and stabilize operating results through a mix of our controlled or "pro-rate" flying and contract flying. On contract routes, the major airline partner controls scheduling, ticketing, pricing and seat inventories and we are compensated by the major airline partner at contracted rates based on the completed block hours, flight departures and other operating measures. On pro-rate flights, we control scheduling, ticketing, pricing and seat inventories and receive a pro-rated portion of passenger fares. Since August 1, 2003, substantially all of our flights have been contract flights. For the quarter ended September 30, 2005, our Brasilia turboprops flown for Delta were flown under pro-rate arrangements while approximately 91% of our Brasilia turboprops flown in the United system were flown under contractual arrangements, with the remaining nine percent flown under pro-rate arrangements.

              In September 2005, Delta filed for reorganization under Chapter 11 of the United States Bankruptcy Code. Prior to the date of Delta's bankruptcy filing, each of SkyWest Airlines and ASA entered into an amended Delta Connection Agreement with a 15-year term, subject to certain termination and extension rights. Delta received all necessary approvals from the U.S. Bankruptcy Court, and the Delta Connection Agreements were assumed by Delta on October 6, 2005. Under the terms of its Delta Connection Agreement, SkyWest Airlines is compensated primarily on a fee-per-completed-block hour and departure basis, and is reimbursed for fuel and certain other costs. Under the terms of its Delta Connection Agreement, ASA is reimbursed for fuel and certain other costs, and, if ASA completes a certain percentage of its Delta Connection flights, Delta is obligated to pay ASA a specified margin on such costs. Additionally, the ASA Delta Connection Agreement provides for incentive compensation upon satisfaction of certain performance goals. Notwithstanding Delta's assumption of the Delta Connection Agreements, Delta's bankruptcy filing could still lead to many other unforeseen expenses, risks and uncertainties for SkyWest Airlines, ASA or both.

              In December 2002, United filed for reorganization under Chapter 11 of the United States Bankruptcy Code. Effective July 2003, we entered into a new United Express Agreement, which sets forth the principal terms and conditions governing our United Express operations. The United Express Agreement received all necessary approvals from the U.S. Bankruptcy Court, the creditors' committee operating on behalf of United under bankruptcy protection and United's pilot union. Under the terms of the United Express Agreement, we are compensated primarily on a fee-per-completed-block hour and departure basis, plus a margin based on performance incentives, and reimbursed for fuel and other costs. Notwithstanding the execution of the United Express Agreement, United's bankruptcy filing could still lead to many other unforeseen expenses, risks and uncertainties.

              Although both Delta and United have reported that they intend to emerge from their ongoing Chapter 11 bankruptcies, either or both could still file for liquidation under the Bankruptcy Code, or liquidate some or all of their assets through one or more transactions with third parties. Such events, individually or singly, could jeopardize our Delta Connection and United Express operations, leave us unable to efficiently utilize the additional aircraft which we are currently obligated to purchase, or result in other outcomes which could have a material adverse effect on our operations and financial condition.

              On February 4, 2005, we announced that we had been selected by United to operate 20 new CRJ700s in our United Express operations, and that we had placed a firm order for these CRJ700s with Bombardier. Deliveries of these aircraft began in the third quarter of 2005 and we expect these deliveries to be completed by the first quarter of 2006. Our total aircraft commitments, as of September 30, 2005, consisted of 37 CRJ700s and six CRJ200s over the next two years, with gross committed expenditures for these aircraft and related equipment including amounts for contractual price escalations estimated to be approximately $1.1 billion. Additionally, our agreement with Bombardier includes options for another 80 Bombardier Regional Jets that can be delivered in configurations ranging between 66 and 90 seats. We presently anticipate that delivery dates for these aircraft could start in January 2007 and continue through December 2008; however, actual delivery dates remain subject to final determination as agreed upon by us and our code-share partners.

Critical Accounting Policies

              Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements for the year ended December 31, 2004, which are presented in our Annual Report on Form 10-K filed with the SEC on March 10, 2005. Critical accounting policies are those policies that are most important to the preparation of our condensed consolidated financial statements and require management's subjective and complex judgments due to the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies relate to revenue recognition, aircraft maintenance, aircraft leases and impairment of long-lived assets as discussed below. The application of these accounting policies involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results will differ, and could differ materially from such estimates.

Revenue Recognition

              Passenger and ground handling revenues are recognized when service is provided. Under our contract and pro-rate flying agreements with our code-share partners, revenue is considered earned when the flight is completed. In the event that our contractual rates have not been finalized at quarterly or annual financial statement dates, we record revenues based on a prior period's approved rates, adjusted to reflect management's current estimate of the results of the then-current contract negotiations. Our agreements with our code-share partners contain certain provisions pursuant to which the parties could terminate the respective agreements, subject to certain rights of the other party, if certain performance criteria are not maintained. Our revenues could be impacted by a number of factors, including changes to the code-share agreements, contract modifications resulting from contract renegotiations and our ability to earn incentive payments contemplated under applicable agreements.

Maintenance

              We use the direct-expense method of accounting for our regional jet aircraft engine overhaul costs. Under this method, the maintenance liability is not recorded until the maintenance services are performed, thus substantially reducing significant estimates and judgments inherent under the accrual method. We use the "deferral method" of accounting for our Brasilia turboprops engine overhauls, which provides for engine overhaul costs to be capitalized and depreciated over the estimated useful life of the engine. For leased aircraft, we are subject to lease return provisions that require a minimum portion of the "life" of an overhaul be remaining on the engine at the lease return date. With respect to engine overhauls related to leased Brasilia turboprops to be returned, we adjust the estimated useful lives of the final engine overhauls based on the respective lease return dates. With respect to SkyWest Airlines, a third-party vendor provides our long-term engine services covering the scheduled and unscheduled repairs for engines on our CRJ700s. Under the terms of the agreement, we pay a set dollar amount per engine hour flown on a monthly basis and the third party vendor assumes the obligation to repair the engines at no additional cost to us, subject to certain specified exclusions. During the nine months ended September 30, 2005, we recorded expenses of approximately $8.1 million under the agreement.

Aircraft Leases

              The majority of SkyWest Airlines' aircraft are leased from third parties, while ASA's aircraft are primarily debt-financed on a long-term basis. In order to determine the proper classification of our leased aircraft as either operating leases or capital leases, we must make certain estimates at the inception of the lease relating to the economic useful life and the fair value of an asset as well as select an appropriate discount rate to be used in discounting future lease payments. These estimates are utilized by management in making computations as required by existing accounting standards that determine whether the lease is classified as an operating lease or a capital lease. All of our aircraft leases have been classified as operating leases, which results in rental payments being charged to expense over the terms of the related leases. Additionally, operating leases are not reflected in our condensed consolidated balance sheet and accordingly, neither a lease asset nor an obligation for future lease payments is reflected in our condensed consolidated balance sheet. The aircraft which we own or which are debt-financed appear on our consolidated balance sheets as assets, along with accompanying liabilities, as applicable.

Impairment of Long-Lived and Intangible Assets

              As of September 30, 2005, we had approximately $2.6 billion of property and equipment and related assets. Additionally, as of September 30, 2005, we had approximately $34.3 million in intangible assets. In accounting for these long-lived and intangible assets, we make estimates about the expected useful lives of the assets, the expected residual values of certain of these assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long-lived assets, a significant change in the condition of the long-lived assets and operating cash flow losses associated with the use of the long-lived assets. On a periodic basis, we evaluate whether the book value of our aircraft is impaired in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Based on the results of the evaluations, our management concluded no impairment was necessary as of September 30, 2005. However, there is inherent risk in estimating the future cash flows used in the impairment test. If cash flows do not materialize as estimated, there is a risk the impairment charges recognized to date may be inaccurate, or further impairment charges may be necessary in the future.

Results of Operations

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

              The following table sets forth our major operational statistics and the percentage-of-change for the nine months ended identified below.

	Nine months ended September 30,
	2005		2004		% Change
Passengers carried	12,988,939		9,811,577		32.4%
Revenue passenger miles (000)	6,000,078		4,013,486		49.5%
Available seat miles (000)	8,001,001		5,453,588		46.7%
Passenger load factor	75.0%		73.6%		1.4	pts
Passenger breakeven load factor	68.3%		65.2%		3.1	pts
Revenue per available seat mile	15.3	¢	15.2	¢	0.6%
Cost per available seat mile	13.8	¢	13.4	¢	3.7%
Fuel cost per available seat mile	4.3	¢	3.1	¢	38.7%
Average passenger trip length (miles)	462		409		13.0%

              Our total ASMs generated during the nine months ended September 30, 2005 increased 46.7% from the nine months ended September 30, 2004. The increase in ASMs was primarily a result of the increase in our aircraft fleet, including our acquisition of ASA, to 376 as of September 30, 2005, from 202 aircraft as of September 30, 2004, and the increase in seat capacity and stage lengths flown by our CRJ700s.

              Net Income.    Net income increased to $73.6 million, or $1.26 per diluted share, for the nine months ended September 30, 2005, compared to $60.7 million, or $1.04 per diluted share, for the nine months ended September 30, 2004. Factors relating to the change in net income are discussed below.

              Total Operating Revenue.    Total operating revenues for the nine months ended September 30, 2005 increased 47.3% compared to the nine months ended September 30, 2005. The increase was primarily due to the acquisition of ASA on September 7, 2005 as total operating revenues include revenues from an additional 151 aircraft operated by ASA for the last 23 days of the quarter.

              Passenger revenue.    Passenger revenues, which represented 98.6% of consolidated operating revenues for the nine months ended September 30, 2005, increased 47.4% to $1.2 billion, from $816.7 million, or 98.5% of consolidated operating revenues, for the nine months ended September 30, 2004. Passenger revenues, excluding fuel reimbursements from code-share partners, increased 32.6% for the nine months ended September 30, 2005. The increase in passenger revenues excluding fuel was primarily due to a 46.7% increase in ASMs, principally as a result of the increase in our operating aircraft due to the acquisition of ASA on September 7, 2005. This increase was partially offset, however, by the economic efficiencies of flying new, incremental regional jet aircraft, since these efficiencies are passed on to our code-share partners through the rates contemplated by their respective contracts. We placed 12 CRJ700s and 12 CRJ200s into service under our United Express operations during the nine months ended September 30, 2004. Revenue per ASM increased 0.6% to 15.3¢, from 15.2¢ for the nine months ended September 30, 2004, primarily due to an increase in fuel reimbursements from code-share partners. Passenger revenues include an amount designed to reimburse us for aircraft ownership costs. The amount deemed to be rental income for the nine months ended September 30, 2005 was $193.0 million.

              Passenger Load Factor.    Passenger load factor increased to 75.0% for the nine months ended September 30, 2005, from 73.6% for the nine months ended September 30, 2004. The increase in load factor was due primarily to the further development of our relationships with Delta and United whereby we supplement mainline service in previously established and developed markets. Additionally, we are experiencing higher passenger acceptance of our regional jet aircraft.

              Total Airline Expenses Excluding Fuel.    Total airline expenses for the nine months ended September 30, 2005, excluding fuel charges (which are substantially reimbursable by our code-share partners), increased approximately 35.6% from the nine months ended September 30, 2004. The increase was primarily a result of a 46.7% increase in ASMs (which resulted principally from the expansion of our regional jet fleet from 2004, in connection with our acquisition of ASA). Total operating expenses for the nine months ended September 30, 2005 increased at a lower rate than ASM growth, primarily due to the increased operating efficiencies obtained from the new regional jets that were added to our fleet during the year and from increased stage lengths flown by the new regional jets.

              Operating and Interest Expenses.    Operating and interest expenses increased 51.4% to $1.11 billion for the nine months ended September 30, 2005, compared to $734.7 million for the nine months ended September 30, 2004. The increase in total operating and interest expenses was due principally to the growth in our regional jet fleet from 2004. As a percentage of consolidated operating revenues, total operating and interest expenses increased to 91.0% for the nine months ended September 30, 2005, from 88.6% for the nine months ended September 30, 2004. The increase in operating and interest expenses as a percentage of consolidated operating revenues was primarily due to significant increases in fuel costs year-over-year. Operating revenues increased 47.3% for the nine months ended September 30, 2005, compared to the nine months ended September 30, 2004, while total operating and interest expenses increased 51.4% over the same period. The increase in total operating revenues was primarily due to the growth in our regional jet fleet from 2004 (including our acquisition of ASA). Airline operating and interest expenses, excluding fuel charges, per ASM decreased 7.7% to 9.6¢ for the nine months ended September 30, 2005, from 10.4¢ for the nine months ended September 30, 2004. The primary reason for the decrease was the increased capacity of our regional jet aircraft and the increase in stage lengths flown by our regional jet aircraft.

              The following table sets forth information regarding our operating expense components and interest expense for the nine-month periods ended September 30, 2005 and 2004. Operating and interest expenses are expressed as a percentage of operating revenues. Individual expense components are also expressed as cents per ASM.

	Nine months ended September 30,
	2005			2004
	Amount	Percentage of Revenue	Cents per ASM	Amount	Percentage of Revenue	Cents Per ASM
	(in thousands)			(in thousands)
Salaries, wages and employee benefits	$275,170	22.5%	3.4	$206,668	24.9%	3.8
Aircraft costs	214,790	17.6%	2.7	163,232	19.7%	3.0
Maintenance	73,204	6.0%	0.9	55,112	6.6%	1.0
Fuel	347,536	28.4%	4.3	170,884	20.6%	3.1
Other airline expenses	175,946	14.4%	2.2	125,502	15.1%	2.3
Interest	25,510	2.1%	0.3	13,340	1.6%	0.2

Total airline expenses	$1,112,156		13.8	$734,738		13.4

              The cost per ASM of salaries, wages and employee benefits decreased to 3.4¢ for the nine months ended September 30, 2005, from 3.8¢ for the nine months ended September 30, 2004. The decrease in cost per ASM of salaries, wages and employee benefits was primarily due to the acquisition of ASA on September 7, 2005, as the number of CRJ700s and CRJ200s we operate increased by 35 and 104 aircraft, respectively. The decrease in cost per ASM was also partially due to the 13.0% increase in stage lengths flown by these regional jets. The average number of full-time equivalent employees increased 33.3% to approximately 8,051 for the nine months ended September 30, 2005 from 6,042 for the nine months ended September 30, 2004. The increase in number of employees was due, in large part, to the addition of personnel required for the additional regional jet flying and ground handling operations within our United Express operations.

              The cost per ASM for aircraft costs, including aircraft rent and depreciation, decreased to 2.7¢ for the nine months ended September 30, 2005, from 3.0¢ for the nine months ended September 30, 2004. The decrease in cost per ASM was primarily due to the operation of 14 incremental CRJ200s and 32 incremental CRJ700s period-over-period, which have a lower operating cost per ASM than our existing turboprop fleet.

              The cost per ASM for maintenance expense decreased to 0.9¢ for the nine months ended September 30, 2005, from 1.0¢ for the nine months ended September 30, 2004. The decrease in cost per ASM for maintenance expense was primarily due to the timing of certain maintenance events and the relatively low age of a large portion of our regional jet fleet (the average age of our CRJ700s and CRJ200s is 1.3 and 3.9 years, respectively), which results in lower initial maintenance expenses. Under our United Express Agreement, specific amounts are included in the rates and charges for mature maintenance on regional jet engines that we record as revenue. However, consistent with the direct expense maintenance policy, we record maintenance expense on our CRJ200 engines as it is incurred. As a result, during the nine months ended September 30, 2005 we collected and recorded as revenue $19.8 million (pretax) under the United Express Agreement, with no corresponding offset for CRJ200 engine maintenance overhauls since none were incurred. Because the "Maintenance" caption in the table set forth above does not include salaries, wages and employee benefits associated with our maintenance operations (those costs are stated separately in the table), the Maintenance caption in the above table differs from the Maintenance caption in our condensed consolidated statements of income.

              The cost per ASM for fuel increased to 4.3¢ for the nine months ended September 30, 2005, from 3.1¢ for the nine months ended September 30, 2004. This increase was primarily due to the average price of fuel increasing 41.9% to $1.93 per gallon during the nine months ended September 30, 2005, from $1.36 per gallon for the nine months ended September 30, 2004.

              The cost per ASM for other expenses, primarily consisting of landing fees, station rentals, computer reservation system fees and hull and liability insurance, decreased to 2.2¢ for the nine months ended September 30, 2005, from 2.3¢ for the nine months ended September 30, 2004. The decrease was primarily due to the 46.7% increase in ASMs produced by the new incremental regional jet aircraft that have been added to our fleet during the past twelve months and the acquisition of ASA on September 7, 2005.

              Interest expense increased to approximately $25.5 million during the nine months ended September 30, 2005, from approximately $13.3 million during the nine months ended September 30, 2004. The increase in interest expense was primarily due to the acquisition of ASA and its related aircraft debt.

              The Emergency War Time Supplemental Appropriations Act of 2003 became effective on May 15, 2003, and we received approximately $6.5 million under the act. This legislation provides for compensation to domestic airlines based on their proportional share of passenger security and infrastructure security fees paid, as well as reimbursement for installing fortified flight deck doors. This legislation also provides for the suspension of passenger and infrastructure fees from June 1, 2003 through October 31, 2003 and an extension of war risk liability and hull insurance coverage through December 31, 2004. Pursuant to the Consolidated Appropriations Act of 2005, Congress further extended the government's mandate to provide war-risk insurance through December 31, 2005. We are unable to predict whether the government will extend this insurance coverage past December 31, 2005. Under terms of our contracts with our code-share partners, however, such insurance expense is a "pass-through" cost and is not anticipated to have a material impact on our ongoing operations or future financial results.

2004 Compared to 2003

              Operating Statistics.    The following table sets forth our major operational statistics and the percentage-of-change for the years identified below.

	Year ended December 31,
	2004		2003		% Change
Passengers carried	13,424,520		10,738,691		25.0%
Revenue passenger miles (000)	5,546,069		4,222,669		31.3%
Available seat miles (000)	7,546,318		5,875,029		28.4%
Passenger load factor	73.5%		71.9%		1.6	pts
Passenger breakeven load factor	65.5%		63.9%		1.6	pts
Yield per revenue passenger mile	20.5	¢	20.9	¢	(1.9)%
Revenue per available seat mile	15.3	¢	15.1	¢	1.3%
Cost per available seat mile	13.6	¢	13.4	¢	1.5%
Fuel cost per available seat mile	3.3	¢	2.5	¢	32.0%
Average passenger trip length (miles)	413		393		5.1%

              The total ASMs we generated during the year ended December 31, 2004 increased 28.4% from the year ended December 31, 2003. The increase in ASMs was primarily a result of the increase in our operating aircraft to 206 aircraft as of December 31, 2004, from 185 aircraft as of December 31, 2003. During the year ended December 31, 2004, we took delivery of 12 new CRJ200s, four used CRJ200s with an average age of less than one year and 12 new CRJ700s.

              Net Income.    Net income increased to $81.9 million, or $1.40 per diluted share, for the year ended December 31, 2004, compared to $66.8 million, or $1.15 per diluted share, for the year ended December 31, 2003. Factors relating to the change in net income are discussed below.

              Passenger Revenues.    Passenger revenues include an amount designed to reimburse us for aircraft ownership costs. The amount deemed to be rental income for the year ended 2004 was $187.0 million. Passenger revenues, which represented 98.6% of consolidated operating revenues for the year ended December 31, 2004, increased 29.2% to $1.14 billion for the year ended December 31, 2004, from $882.1 million, or 99.3% of consolidated operating revenues, for the year ended December 31, 2003. Passenger revenues, excluding fuel reimbursements from major partners, increased 21.1% for the year ended December 31, 2004. The increase in passenger revenues excluding fuel was primarily due to a 28.4% increase in ASMs, principally as a result of the increase in our operating aircraft to 206 aircraft as of December 31, 2004, from 185 aircraft as of December 31, 2003. However, this increase was partially offset by the economic efficiencies of flying new, incremental regional jet aircraft, since these efficiencies are passed on to our major partners through the rates contemplated by their respective contracts. Twelve CRJ700s and 12 additional CRJ200s were placed into service under our United Express operations during the year ended December 31, 2004. Revenue per ASM increased 1.3% to 15.3¢, from 15.1¢ for the year ended December 31, 2003, primarily due to an increase in fuel reimbursements from major partners.

              Passenger Load Factor.    Passenger load factor increased to 73.5% for the year ended December 31, 2004, from 71.9% for the year ended December 31, 2003. The increase in load factor was due primarily to the further development of our relationships with Delta and United whereby we supplement mainline service in previously established and developed markets. Additionally, we are experiencing higher passenger acceptance of our regional jet aircraft.

              Total Airline Expenses Excluding Fuel.    Total airline expenses for the year ended December 31, 2004, excluding fuel charges (which are substantially reimbursable by our major partners), increased approximately 21.4% from the same period of 2003. The increase was primarily a result of a 28.4% increase in ASMs (which resulted principally from the expansion of our regional jet fleet from 2003). Total operating expenses for the year ended December 31, 2004 increased at a lower rate than ASM growth, primarily due to the increased operating efficiencies obtained from the new regional jets that were added to our fleet during the year and from increased stage lengths flown by the new regional jets.

              Operating and Interest Expenses.    Operating and interest expenses increased 30.4% to $1.03 billion for the year ended December 31, 2004, compared to $789.4 million for the year ended December 31, 2003. The increase in total operating and interest expenses was due principally to the growth in our regional jet fleet from 2003. As a percentage of consolidated operating revenues, total operating and interest expenses increased to 89.1% for the year ended December 31, 2004, from 88.9% for the year ended December 31, 2003. The increase in operating and interest expenses as a percentage of consolidated operating revenues was primarily due to significant increases in fuel costs year-over-year. Operating revenues increased 30.2% for the year ended December 31, 2004, compared to the year ended December 31, 2003, while total operating and interest expenses increased 30.4% over the same period. The increase in total operating revenues was primarily due to the growth in our regional jet fleet from 2003. Airline operating and interest expenses, excluding fuel charges, per ASM decreased 5.5% to 10.3¢ for the year ended December 31, 2004, from 10.9¢ for the year ended December 31, 2003. The primary reason for the decrease was the increased capacity of our regional jet aircraft and the increase in stage lengths flown by our regional jet aircraft.

              The following table sets forth information regarding our operating expense components for the years ended December 31, 2004 and 2003. Operating expenses are expressed as a percentage of operating revenues. Individual expense components are also expressed as cents per ASM.

	Year ended December 31,
	2004			2003
	Amount	Percentage of Revenue	Cents per ASM	Amount	Percentage of Revenue	Cents per ASM
	(in thousands)			(in thousands)
Salaries, wages and employee benefits	$282,676	24.5	3.8	$225,545	25.4	3.8
Aircraft costs	222,837	19.3	3.0	199,355	22.4	3.4
Maintenance	77,514	6.7	1.0	54,151	6.1	0.9
Fuel	252,556	21.8	3.3	149,429	16.8	2.5
Other airline expenses	175,686	15.2	2.3	151,066	17.0	2.6
Interest	18,239	1.6	0.2	9,891	1.1	0.2

Total airline expenses	$1,029,508		13.6	$789,437		13.4

              The cost per ASM of salaries, wages and employee benefits remained constant at 3.8¢ for the year ended December 31, 2004 and December 31, 2003. The average number of full-time equivalent employees increased 28.3% to 6,747 for the year ended December 31, 2004 from 5,257 for the year ended December 31, 2003. The increase in number of employees was due, in large part, to the addition of personnel required for the new regional jet flying and ground handling operations within our United Express operations.

              The cost per ASM for aircraft costs, including aircraft rent and depreciation, decreased to 3.0¢ for the year ended December 31, 2004, from 3.4¢ for the year ended December 31, 2003. The decrease in cost per ASM was primarily due to the addition of twelve CRJ700s, which have a lower operating cost per ASM than our existing aircraft. Additionally, the decrease was due, in part, to our changing the estimate on depreciable lives of rotable spares from five years to ten years effective January 2004. This change in estimate increased our pretax income by $11,455,000 for the year ended December 31, 2004. The impact of this change on costs per ASM for the year ended December 31, 2004 was 0.002¢ and the remaining decrease was primarily due to the increase in the number of regional jets that were added to our fleet during 2004.

              The cost per ASM for maintenance expense increased to 1.0¢ for the year ended December 31, 2004, from 0.9¢ the year ended December 31, 2003. The increase in cost per ASM was primarily due to the timing of certain maintenance events. Under our United Express Agreement, specific amounts are included in the rates and charges for mature maintenance on regional jet engines that we record as revenue. However, consistent with the change to a direct expense maintenance policy, we record maintenance expense on its CRJ200 engines as it is incurred. As a result, during the year ended December 31, 2004, we collected and recorded as revenue $23.3 million (pretax) under the United Express Agreement, with no corresponding offset for CRJ200 engine maintenance overhauls since none were incurred. Because the "Maintenance" line in the table set forth above does not include salaries, wages and employee benefits associated with our maintenance operations (those costs are stated separately in the table), the Maintenance caption in the above table differs from the Maintenance caption in our condensed consolidated statements of income.

              The cost per ASM for fuel increased to 3.3¢ for the year ended December 31, 2004, from 2.5¢ for the year ended December 31, 2003. This increase was primarily due to the average price of fuel increasing to $1.45 per gallon during the year ended December 31, 2004, from $1.12 per gallon for the year ended December 31, 2003.

              The cost per ASM for other expenses, primarily consisting of landing fees, station rentals, computer reservation system fees and hull and liability insurance, decreased 11.5% to 2.3¢ for the year ended December 31, 2004, from 2.6¢ for the year ended December 31, 2003. The decrease was primarily related to our elimination of certain reservation and distribution costs which were previously associated with the United Express Agreement that are now handled directly by United, along with the increase in stage lengths flown by our regional jets.

              Interest expense increased to approximately $18.2 million during the year ended December 31, 2004, from approximately $9.9 million during the year ended December 31, 2003. The increase in interest expense was primarily due to the long-debt financing of the new regional jets we acquired.

2003 Compared to 2002

              Operating Statistics.    The following table sets forth the major operational statistics and the percentage-of-change for the years ended identified below:

	Year ended December 31,
	2003		2002		% Change
Passengers carried	10,738,691		8,388,935		28.0%
Revenue passenger miles (000)	4,222,669		2,990,753		41.2%
Available seat miles (000)	5,875,029		4,356,053		34.9%
Passenger load factor	71.9%		68.7%		3.2	pts
Passenger breakeven load factor	63.9%		58.4%		5.5	pts
Yield per revenue passenger mile	20.9	¢	25.7	¢	(18.7)%
Revenue per available seat mile	15.1	¢	17.8	¢	(15.2)%
Cost per available seat mile	13.4	¢	15.1	¢	(11.3)%
Fuel cost per available seat mile	2.5	¢	2.2	¢	13.6%
Average passenger trip length (miles)	393		356		10.4%

              The total ASMs we generated during the year ended December 31, 2003 increased 34.9% from the year ended December 31, 2002. The increase in ASMs was primarily a result of the increase of our operating aircraft to 185 aircraft as of December 31, 2003, from 149 aircraft as of December 31, 2002. During the year ended December 31, 2003, we took delivery of 39 additional CRJ200s.

              Net Income.    Net income decreased to $66.8 million, or $1.15 per diluted share, for the year ended December 31, 2003, compared to $86.9 million, or $1.51 per diluted share, for the year ended December 31, 2002. Factors relating to the change in net income are discussed below.

              Passenger Revenues.    Passenger revenues, which represented 99.3% of consolidated operating revenues for the year ended December 31, 2003, increased 14.6% to $882.1 million for the year ended December 31, 2003, from $769.4 million or 99.4% of consolidated operating revenues for the year ended December 31, 2002. Passenger revenues, excluding fuel costs, increased 9.1% for the year ended December 31, 2003. The increase in passenger revenue excluding fuel was primarily due to a 34.9% increase in ASMs, principally as a result of the increase in operating aircraft to 185 aircraft as of December 31, 2003, from 149 aircraft as of December 31, 2002. However, this increase was partially offset by the economic efficiencies of flying new, incremental regional jet aircraft, since these efficiencies are passed on to our major partners through decreases in the rates contemplated by their respective contracts. Twenty-eight additional CRJ200s were placed into service under our United Express operations and 11 additional CRJ200s were placed in service under the Delta Connection operations during the year ended December 31, 2003. Revenue per ASM decreased 15.2% to 15.1¢ from 17.8¢ for the year ended December 31, 2002, primarily due to an increase in ASMs produced by CRJ200s and CRJ700s (resulting in lower revenue per ASM pursuant to the terms of our agreements with Delta and United).

              Passenger Load Factor.    Passenger load factor increased to 71.9% for the year ended December 31, 2003, from 68.7% for the year ended December 31, 2002. The increase in load factor was due primarily to the further development of our relationships with Delta and United whereby we supplement mainline service in previously established and developed markets. Additionally, we are experiencing higher passenger acceptance of our regional jet aircraft.

              Total Airline Expenses Excluding Fuel.    Total airline expenses for the year ended December 31, 2003, excluding fuel charges (which are reimbursable by our major partners), increased approximately 14.2% from the same period of 2002. The increase was primarily a result of a 34.9% increase in ASMs (which resulted principally from the expansion of our regional jet fleet from 2002). Total operating expenses for the year ended December 31, 2003 increased at a lower rate than ASMs due to the increased stage lengths flown by our regional jets and the cost reduction initiatives we implemented during the year ended December 31, 2003.

              Operating and Interest Expenses.    Operating and interest expenses increased 19.9% to $789.4 million for the year ended December 31, 2003, compared to $658.5 million for the year ended December 31, 2002. The increase in total operating and interest expenses was due principally to the growth in our regional jet fleet from 2002. As a percentage of consolidated operating revenues, total operating and interest expenses increased to 88.9% for the year ended December 31, 2003, from 85.0% for the year ended December 31, 2002. The increase in operating and interest expenses as a percentage of consolidated operating revenues was primarily due to the reduction in our departure rates as operating revenues increased 14.7% year-over-year, while total operating expenses and interest increased 19.9% from 2002. The increase in interest expense was also primarily due to the increase in debt financing of our new regional jets. Airline operating and interest expense excluding fuel charges, per ASM decreased 15.5% to 10.9¢ for the year ended December 31, 2003, from 12.9¢ for the year ended December 31, 2002. The primary reason for the decrease was the increased capacity of our regional jet aircraft, which are less expensive to operate on a per-ASM basis than Brasilia turboprops.

              The following table sets forth information regarding the Company's operating expense components for the years ended December 31, 2003 and 2002. Operating expenses are expressed as a percentage of operating revenues. Individual expense components are also expressed as cents per ASM.

	Year ended December 31,
	2003			2002
	Amount	Percentage of Revenue	Cents per ASM	Amount	Percentage of Revenue	Cents per ASM
	(in thousands)			(in thousands)
Salaries, wages and employee benefits	$225,545	25.4	3.8	$200,715	25.9	4.6
Aircraft costs	199,355	22.4	3.4	160,853	20.8	3.7
Maintenance	54,151	6.1	0.9	54,041	7.0	1.2
Fuel	149,429	16.8	2.5	97,899	12.6	2.2
Other airline expenses	151,066	17.0	2.6	142,822	18.4	3.3
US Government assistance	—	0.0	0.0	(1,438)	(0.2)	0.0
Interest	9,891	1.1	0.2	3,611	0.5	0.1

Total airline expenses	$789,437		13.4	$658,503		15.1

              The cost per ASM of salaries, wages and employee benefits decreased to 3.8¢ for the year ended December 31, 2003, compared to 4.6¢ for the year ended December 31, 2002. The decrease was primarily the result of the increase in stage lengths flown by regional jets. The average number of full-time equivalent employees increased 3.5% to 5,257 for the year ended December 31, 2003 from 5,079 for the year ended December 31, 2002. The increase in number of employees was due, in large part, to the addition of personnel required for the new flying and ground handling operations within our United Express operations.

              The cost per ASM for aircraft costs, including aircraft rent and depreciation, decreased to 3.4¢ for the year ended December 31, 2003, from 3.7¢ for the year ended December 31, 2002. The decrease in costs per ASM was primarily due to the increase in the number of CRJ200s that were added to our fleet during the year ended December 31, 2003, resulting in an increase in stage lengths year-over-year.

              The cost per ASM for maintenance expense decreased to 0.9¢ for the year ended December 31, 2003, compared to 1.2¢ for the year ended December 31, 2002. The decrease in cost per ASM was primarily attributable to the increase in stage lengths flown by CRJ200s, a higher mix of new aircraft with our fleet and the timing of certain maintenance-related events. Under our United Express Agreement, specific amounts are included in the rates and charges for mature maintenance on regional jet engines that we record as revenue. As a result, during the year ended December 31, 2003, we collected and recorded as revenue $15.9 million (pretax) under the United Express Agreement, with no corresponding offset for CRJ200 engine maintenance overhauls since none were incurred. Because the "Maintenance" line in the table set forth above does not include salaries, wages and employee benefits associated with our maintenance operations (those costs are stated separately in the table), the maintenance caption in the above table differs from the Maintenance caption in the Company's condensed consolidated statements of income.

              The cost per ASM for fuel increased to 2.5¢ for the year ended December 31, 2003, from 2.2¢ for the year ended December 31, 2002. This was primarily due to the average price of fuel increasing to $1.12 per gallon during the year ended December 31, 2003, from $0.97 per gallon for the year ended December 31, 2002.

              The cost per ASM for other expenses, primarily consisting of landing fees, station rentals, computer reservation system fees and hull and liability insurance, decreased 21.2% to 2.6¢ for the year ended December 31, 2003, from 3.3¢ for the year ended December 31, 2002. The decrease was primarily related to our elimination of certain reservation and distribution costs which were previously associated with the United Express Agreement, along with the increase in stage lengths flown by our regional jets.

              Interest expense increased to approximately $9.9 million during the year ended December 31, 2003, from approximately $3.6 million during the year ended December 31, 2002. The increase in interest expense was primarily due to the temporary long-debt financing of the regional jets we acquired during the twelve-month period ended December 31, 2003.

Liquidity and Capital Resources

              We had working capital of $62.2 million and a current ratio of 1.1:1 at September 30, 2005, compared to working capital of $536.5 million and a current ratio of 4.1:1 at December 31, 2004 with the decrease principally caused by the use of cash to fund the acquisition of ASA. The principal sources of cash during the nine months ended September 30, 2005 were $234.2 million in net proceeds from the sale and purchase of marketable securities, $147.3 million provided by operating activities, $141.0 million of proceeds from the issuance of long-term debt, $90.0 million of proceeds from draws under new and existing lines of credit, $32.3 million of proceeds from returns on aircraft deposits, $13.1 million from proceeds from sale of aircraft, and $2.8 million from the sale of common stock in connection with the exercise of stock options under our stock option and employee stock purchase plans. During the nine months ended September 30, 2005, we paid net cash of $376.9 million ($431.6 million less cash acquired of ASA of $54.7 million) as the purchase price of ASA, together with transaction expenses of $6.6 million, and deposited $90 million into escrow, which deposit was subsequently released to Delta pursuant to the terms of an escrow agreement executed at the time of the consummation of the ASA acquisition. We invested $186.3 million in flight equipment, $57.0 million in deposits for aircraft, $7.6 million in buildings and ground equipment and $4.6 million in other assets. We made principal payments on long-term debt of $25.5 million and paid $5.2 million in cash dividends. These factors resulted in a $2.4 million decrease in cash and cash equivalents during the three months ended September 30, 2005.

              Our position in marketable securities, consisting primarily of bonds, bond funds and commercial paper, decreased to $193.2 million at September 30, 2005, compared to $427.5 million at December 31, 2004. The decrease in marketable securities was due primarily to the $425.0 million in purchase price, $6.6 million in transaction fees, and $50 million in returns of aircraft deposits we paid to Delta in connection with our acquisition of ASA on September 7, 2005. At September 30, 2005, our total capital mix was 35.5% equity and 64.5% debt, compared to 62.7% equity and 37.3% debt at December 31, 2004. The change in the total capital mix during nine months ended September 30, 2005 was primarily due to our acquisition of ASA, and the interim debt financing of our new CRJ700s delivered during the nine months ended September 30, 2005. We expended approximately $52.9 million for aircraft-related capital expenditures during the nine months ended September 30, 2005. These expenditures consisted primarily of $14.2 million for rotable spares, $22.4 million for engine overhauls, $8.7 million for aircraft improvements, and $7.6 million for buildings, ground equipment and other assets.

              Our total long-term debt at September 30, 2005 was $1,780.0 million, of which $1,772.5 million related to the acquisition of regional jet aircraft and $7.5 million related to the acquisition of our corporate office building in St. George, Utah. The average effective rate on the debt related to the regional jets was approximately 5.6% at September 30, 2005. As part of our leverage lease agreements, we typically indemnify the equity/owner participant against liabilities that may arise due to changes in benefits from tax ownership of the respective leased aircraft.

              During the quarter ended September 30, 2005, SkyWest Airlines entered into two separate borrowing arrangements, both of which we have guaranteed. SkyWest Airlines increased an existing $10.0 million line-of-credit facility, with a bank, to $40.0 million. Concurrent with closing the ASA acquisition, SkyWest Airlines borrowed $30.0 million under the facility. The facility, which bears interest at a rate equal to prime less 0.25%, expires on January 31, 2007. Additionally, SkyWest Airlines entered into another borrowing facility with a financing company and borrowed $60.0 million. The facility expires on March 21, 2006. The amounts borrowed under both arrangements were utilized for general corporate purposes. Additionally, we had $60.0 million of letters of credit outstanding with another bank as of September 30, 2005. We believe that in the absence of unusual circumstances, the working capital available to us will be sufficient to meet our present financial requirements, including expansion, capital expenditures, lease payments and debt service obligations for at least the next 12 months. On September 30, 2005, we classified $114.8 million as restricted cash on our condensed consolidated balance sheets, of which $90 million related to the acquisition of ASA and $24.8 million related to our workers compensation policies. On September 30, 2004, we classified $9.2 million as restricted cash as required by our workers compensation policy.

Significant Commitments and Obligations

              The following table summarizes our commitments and obligations stated in calendar years except as noted for each of the next five years and thereafter (in thousands):

	Total	Sept-Dec 2005	2006	2007	2008	2009	2010	Thereafter
Firm aircraft commitments	$1,051,000	$100,000	$751,000	$200,000	$—	$—	$—	$—
Operating lease payments for aircraft and facility obligations	3,184,529	73,927	297,810	276,009	255,955	279,788	273,205	1,727,835
Principal maturities on long-term debt	1,779,779	26,007	330,526	98,754	102,696	106,925	111,332	1,003,539

Total commitments and obligations	$6,015,308	$199,934	$1,379,336	$574,763	$358,651	$386,713	$384,537	$2,731,374

              On September 30, 2005, we had commitments of approximately $1.1 billion to acquire 37 additional CRJ700s and to sublease six additional CRJ200s, together with related flight equipment. We currently anticipate that we will complete the delivery of these aircraft in March 2007. We have also obtained options to acquire another 80 Bombardier Regional Jets that can be delivered in configurations ranging between 66 and 90 seats. We presently anticipate that delivery dates for these aircraft could start in January 2007 and continue through December 2008; however, actual delivery dates remain subject to final determination as agreed upon by us and our code-share partners.

              SkyWest Airlines has not historically funded a substantial portion of its aircraft acquisitions with working capital. Rather, it has generally funded its aircraft acquisitions through a combination of operating leases and debt financing. At the time of each aircraft acquisition, we evaluate the financing alternatives available, and select one or more of these methods to fund the acquisition. Subsequent to this initial acquisition of an aircraft, we may also refinance the aircraft or convert one form of financing to another (e.g., replacing debt financing with leveraged lease financing). ASA has generally funded its aircraft acquisitions by issuing long-term debt secured by the aircraft.

              At present, we intend to satisfy our 2005 and 2006 firm aircraft purchase commitments, as well as our acquisition of any additional aircraft, through a combination of operating leases and debt financing, consistent with our historical practices. Based on current market conditions and discussions with prospective leasing organizations and financial institutions, we currently believe that we will be able to obtain financing for the committed acquisitions, as well as additional aircraft, without materially reducing the amount of working capital available for our operating activities.

              We also have significant long-term lease obligations primarily relating to our aircraft fleet. These leases are classified as operating leases and therefore are not reflected as liabilities in our condensed consolidated balance sheets. At September 30, 2005, we had 222 aircraft under lease, including 26 aircraft leased from Delta at nominal rates, with remaining terms ranging from one to 17.5 years. Future minimum lease payments due under all long-term operating leases were approximately $3.2 billion at September 30, 2005. At a 7% discount factor, the present value of these lease obligations was equal to approximately $2.0 billion at September 30, 2005. As part of our leveraged lease agreements, we typically agree to indemnify the equity/owner participant against liabilities that may arise due to changes in benefits from tax ownership of the respective leased aircraft.

              Our total long-term debt at September 30, 2005 was $1,780 million, of which $1,772.5 million related to the acquisition of aircraft and $7.5 million related to our corporate office building. During the nine months ended September 30, 2005, we acquired seven new CRJ700s from proceeds from the issuance of long-term debt of $140.9 million. The average effective rate on the debt related to the aircraft was approximately 5.6% at September 30, 2005.

Seasonality

              As is common in the airline industry, our pro-rate operations are favorably affected by increased travel, historically occurring in the summer months, and are unfavorably affected by decreased business travel during the months from November through January and by inclement weather which occasionally results in cancelled flights, principally during the winter months. During the first quarter of 2005, we experienced significant weather-related cancellations, primarily in January, of 1,325 flights which were approximately 3.1% of total scheduled departures. Based on historical averages for weather-related cancellations of 0.5%, it is estimated that we experienced approximately 1,100 more cancellations than normal during January 2005. The cancellations contributed to an increase in certain cost components, while we were unable to record the revenue for the cancelled flights.

Quarterly Information

              The following table sets forth summary quarterly financial information for the years ended December 31, 2003 and 2004 and the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

	Year Ended December 31, 2005
	First Quarter	Second Quarter	Third Quarter		Year to date
Operating revenues (000)	$340,292	$384,043	$497,349		$1,221,684
Operating income (000)	34,446	44,596	55,994		135,036
Net income (000)	18,765	24,757	30,060		73,583
Net income per common share:
Basic	$0.33	$0.43	$0.52		$1.27
Diluted	0.32	0.42	0.51		1.26
Basic	57,668	57,671	57,846		57,729
Diluted	58,197	58,323	59,016		58,512
	Year Ended December 31, 2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Operating revenues (000)	$253,704	$267,387	$308,265	$326,688	$1,156,044
Operating income (000)	34,857	35,159	37,942	36,818	144,776
Net income (000)	19,370	20,054	21,279	21,249	81,952
Net income per common share:
Basic	$0.33	$0.35	$0.37	$0.37	$1.42
Diluted	0.33	0.34	0.37	0.37	1.40
Basic	58,008	58,056	57,909	57,458	57,858
Diluted	58,633	58,595	58,206	57,967	58,350
	Year Ended December 31, 2003
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Operating revenues (000)	$207,362	$212,694	$230,490	$237,480	$888,026
Operating income (000)	20,149	24,252	35,233	28,846	108,480
Net income (000)	13,300	14,896	21,128	17,463	66,787
Net income per common share:
Basic	$0.23	$0.26	$0.37	$0.30	$1.16
Diluted	0.23	0.26	0.36	0.30	1.15
Basic	57,641	57,648	57,837	57,853	57,745
Diluted	57,649	57,974	58,423	58,397	58,127

Accounting for Stock-Based Compensation

              As contemplated by SFAS Statement 123, Accounting for Stock-Based Compensation, we currently account for share-based payments to employees using the intrinsic value method set forth in Opinion 25, Accounting for Stock Issued to Employees and, as such, we do not recognize compensation cost for employee stock options. Accordingly, the adoption of the fair value method set forth in Statement 123(R) is likely to have a significant impact on our results of operations, although it is not anticipated to have a significant impact on our overall financial position. The impact of the adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note C to our condensed consolidated financial statements. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

Quantitative and Qualitative Disclosures About Market Risk

              We have been and are subject to market risks, including commodity price risk (such as, to a limited extent, aircraft fuel prices) and interest rate risk.

Aircraft Fuel

              In the past, we have not experienced difficulties with fuel availability and currently expect to be able to obtain fuel at prevailing prices in quantities sufficient to meet its future needs. Pursuant to our contract flying arrangements, United bears the economic risk of fuel price fluctuations on our United Express flights. On our Delta Connection regional jet flights, Delta bears the economic risk of fuel price fluctuations. On the majority of our Delta Connection routes flown with Brasilia turboprops, we will bear the economic risk of fuel fluctuations. At present, we believe that our results from operations will not be materially and adversely affected by fuel price volatility.

Interest Rates

              Our earnings are affected by changes in interest rates due to the amounts of variable rate long-term debt and the amount of cash and securities held. The interest rates applicable to variable rate notes may rise and increase the amount of interest expense. We would also receive higher amounts of interest income on cash and securities held at the time; however, the market value of our available-for-sale securities would likely decline. At September 30, 2005, we had variable rate notes representing 75.0% of our total long-term debt compared to 73.1% of our long-term debt at December 31, 2004. For illustrative purposes only, we have estimated the impact of market risk using a hypothetical increase in interest rates of one percentage point for both variable rate long-term debt and cash and securities. Based on this hypothetical assumption, we would have incurred an additional $1,922,000 in interest expense and received $1,220,000 in additional interest income for the nine months ended September 30, 2005. We would have incurred an additional $3,391,000 in interest expense and received $3,965,000 in additional interest income for the nine months ended September 30, 2005.

              We have an interest rate swap agreement designed to manage our interest rate exposure on the debt instrument related to our headquarters. Our policies do not permit management to enter into derivative instruments for any purpose other than cash flow hedging purposes. Accordingly, we do not speculate using derivative instruments. We assess interest rate cash flow risk by identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The fair values of our derivative instruments are recognized as other current liabilities in our accompanying balance sheet. In accordance with the provisions of SFAS No. 133, we decreased liabilities by $201,620 at September 30, 2005. We decreased interest expense by $201,620 during the nine months ended September 30, 2005 in accordance with the interest rate swap agreement.

BUSINESS

General

              We are a holding company that operates two independent subsidiaries, SkyWest Airlines and ASA. SkyWest Airlines and ASA are regional airlines offering scheduled passenger service with over 2,400 daily departures to 212 destinations in the United States, Canada, Mexico and the Caribbean. Substantially all of our flights are operated as either Delta Connection or United Express under code-share arrangements with Delta or United, with significant presence in their key domestic hubs and focus cities. SkyWest Airlines and ASA provide regional flying to our partners under long-term, fixed-fee code-share agreements. Among other features of our fixed-fee agreements, our partners reimburse us for specified direct operating expenses (including fuel expense, which is passed through to our partners), and pay us a fee for operating the aircraft.

              SkyWest Airlines and ASA have developed industry-leading reputations for providing quality, low-cost regional airline service during their long operating histories—SkyWest Airlines has been flying since 1972 and ASA since 1979. As of September 30, 2005, our consolidated fleet consisted of a total of 376 aircraft, of which 220 were in service with Delta, 152 were in service with United and four were unassigned. We currently operate one type of regional jet aircraft in two differently sized configurations, the 40- and 50-seat CRJ200s and the 66- and 70-seat CRJ700s, and two types of turboprop aircraft, the 30-seat Embraer Brasilia turboprops and the 66-seat ATR-72 turboprops (which we expect to be removed from service by August 2007). SkyWest Airlines and ASA have combined firm orders to acquire an additional 37 CRJ700s over the next two years and ASA is committed to sublease six additional CRJ200s from Delta commencing in early 2006. In addition, we have options to acquire an additional 80 Bombardier Regional Jets over the next two years. We believe the option aircraft, which we can elect to take in configurations ranging between 66 and 90 seats, position us to capitalize on additional growth opportunities with our existing and other potential code-share partners.

Our Operating Platforms

    SkyWest Airlines

              SkyWest Airlines provides regional jet and turboprop service in the Western United States with the exception of flying provided to United out of its Chicago (O'Hare) hub. SkyWest Airlines offered approximately 1,501 daily scheduled departures as of September 30, 2005, of which approximately 1,019 were United Express flights and approximately 482 were Delta Connection flights. SkyWest Airlines' operations are conducted from hubs located in Chicago (O'Hare), Denver, Los Angeles, San Francisco, Portland, Seattle/Tacoma and Salt Lake City. For the year ended December 31, 2004, SkyWest Airlines generated operating revenues of approximately $1.16 billion, of which approximately 58% was attributable to United code-share service and 38% was attributable to Delta code-share service. The balance of our operating revenues was derived from code-share service we previously provided to Continental Airlines, Inc., as well as ground handling and other services. SkyWest Airlines' fleet as of September 30, 2005 consisted of 37 70-seat CRJ700s, all of which were flown for United; 125 50-seat CRJ200s, of which 65 were flown for United, 56 were flown for Delta and four were unassigned; and 63 30-seat Brasilia turboprops, of which 50 were flown for United and 13 were flown for Delta. SkyWest Airlines conducts its Delta code-share operations pursuant to the terms of a Delta Connection Agreement which obligates Delta to compensate SkyWest Airlines for its direct costs associated with operating Delta Connection flights, plus a payment based on block hours flown. In addition, the SkyWest Airlines Delta Connection Agreement provides for us to increase our profitability if we reduce our total costs. SkyWest Airlines' United operations are conducted under a United Express Agreement pursuant to which SkyWest Airlines is paid primarily on a fee-per-completed block hour and departure basis plus a margin based on performance incentives. Under the United Express Agreement, excess margins over certain percentages must be returned or shared with United, depending on various conditions.

    ASA

              ASA largely provides regional jet service in the United States east of the Mississippi River, with the exception of flying provided to Delta out of its Salt Lake City hub. ASA offered more than 900 daily scheduled departures as of September 30, 2005, all of which were Delta Connection flights. ASA's operations are conducted primarily from hubs located in Atlanta, Salt Lake City and Cincinnati. For the year ended December 31, 2004, ASA generated operating revenues of approximately $947.6 million, substantially all of which was attributable to Delta code-share service. ASA's fleet as of September 30, 2005, all of which were flown for Delta, consisted of 35 66-seat CRJ700s, 104 40 and 50-seat CRJ200s, and twelve ATR-72 turboprops (which we expect to remove from service by August 2007). Under the terms of the ASA Delta Connection Agreement, Delta has agreed to compensate ASA for its direct costs associated with operating Delta Connection flights, plus, if ASA completes a certain minimum percentage of its Delta Connection flights, a specified margin on such costs. Additionally, the ASA Delta Connection Agreement provides for incentive compensation upon satisfaction of certain performance goals. Under the ASA Delta Connection Agreement, excess margins over certain percentages must be returned or shared with Delta, depending on various conditions.

Business Strengths

We believe our primary strengths are:

              •    Largest U.S. Regional Airline with Strong Partner Relationships.    As a result of our acquisition of ASA, we are the largest regional airline in the United States, measured by the number of passengers carried. On a combined pro forma basis for the year ended December 31, 2004, SkyWest Airlines and ASA carried in excess of 23.8 million passengers and produced more than 14.4 billion ASMs. We believe the increased scale of our operations will enable us to further reduce our unit costs by more efficiently spreading our overhead and leveraging our operations, which in turn will allow us to offer our services to our partners at even more competitive costs going forward. Based on our consistent provision of high quality, low-cost regional airline services, we have established strong code-share relationships with our current partners Delta and United, who are currently the world's second and third-largest airlines, respectively, measured by the number of passengers carried. SkyWest Airlines has been a code-share partner with Delta since 1987 and with United since 1997, while ASA has been a code-share partner with Delta since 1984. Through these two platforms, we currently account for approximately 50% of Delta's and approximately 58% of United's regional flight departures, which, we believe, makes us the most important regional partner of both airlines. In addition, our dominant position in our partners' hubs and focus cities, including ASA's position in Atlanta, further reinforces our importance as an integral part of our partners' networks.

              •    Two Strong Operating Platforms with Significant Growth Opportunities.    During more than 30 years of flight operations, SkyWest Airlines has established a strong regional airline platform in the Western United States. ASA has established its operational strength in the Eastern United States, where it holds the largest market share of all regional carriers serving Atlanta's Hartsfield-Jackson International Airport. Concentrating our operations geographically, with one platform serving the Western United States and another serving the Eastern United States, enables us to reduce our unit costs by minimizing our number of crew bases and maintenance and other facilities, and by utilizing our human and capital resources more efficiently. We believe our code-share agreements position us for continued growth of both platforms. For instance, beyond the 43 committed aircraft additions in our contracts, the ASA Delta Connection Agreement contains provisions enabling ASA to maintain its percentage of total Delta Connection flights that it has in 2007, so long as its bid for additional regional flying is competitive with other regional carriers. Moreover, we believe the combination of the two platforms will allow us to capitalize on operational efficiencies in order to reduce costs, which, coupled with our strong financial resources, will provide us with opportunities to expand service to our existing partners or add new partners.

              •    Long-Term, Fixed-Fee Code-Share Agreements.    We have entered into long-term, fixed-fee code-share agreements with both Delta and United that are subject to us maintaining specified performance levels. Our Delta Connection Agreements provide for minimum aircraft utilization at fixed rates, reimbursement of direct operating costs (such as fuel) and provide a more predictable revenue stream than the historically utilized "pro-rate" revenue-sharing arrangements. Under our code-share agreements, we authorize our partners to identify our flights and fares under their flight designation codes in their computer reservation systems, and we are authorized to paint our aircraft in the livery of our partners, to use their service marks and to market ourselves as a code-share carrier for our partners. Notably, our Delta Connection Agreements have been assumed by Delta with U.S. Bankruptcy Court approval, and SkyWest Airlines' United Express Agreement was approved by the U.S. Bankruptcy Court prior to its execution. We believe these court orders significantly reduce the possibility that our code-share agreements will be disrupted by the Delta and United bankruptcy proceedings, and increase our prospects for long-term revenue stability and visibility.

              •    Experienced Management Team.    The four members of our senior management team possess an average of 25.5 years of operating experience in the airline industry. Since 1987, SkyWest Airlines' management team has successfully managed through several industry cycles while delivering industry-leading operational performance, consistent profitability and significant value to shareholders.

              •    High-Quality Service.    We strive to deliver high-quality service in every aspect of our operations. For the nine months ended September 30, 2005, SkyWest Airlines' average on-time performance ratio was 85.5% and its flight completion ratio was 98.6%. Also for the nine months ended September 30, 2005, SkyWest Airlines' aircraft in revenue service operated an average of 10.0 hours per day, which we believe is among the highest aircraft utilization rates in the regional airline industry. In March 2005, SkyWest Airlines was named the 2004 Regional Airline of the Year by Regional Airline World Magazine. In February 2005, SkyWest Airlines was named the number one on-time mainland airline in the United States for 2004 by the U.S. Department of Transportation. ASA is committed to high-quality service, and we believe the combination of the SkyWest Airlines and ASA platforms presents an opportunity for both carriers to enhance the quality of their service.

              •    Financial Resources and Flexibility.    Due in part to our success in implementing our business strategy, we possess financial resources and flexibility which distinguish us from many other regional and major carriers and which constitute a competitive advantage. At September 30, 2005, after giving effect to this offering, we would have had cash and marketable securities of $337.4 million, which would have represented 21.8% of our revenues over the twelve months ending September 30, 2005. The strength of our balance sheet and credit profile have enabled us to enter into lease and other financing transactions on terms we believe are more favorable than the terms available to many other carriers. Due in part to the financial challenges faced by their major code-share partners, regional carriers are increasingly financing the growth of their own fleets rather than operating aircraft owned by their major code-share partners. Our lower aircraft ownership costs can be shared with our partners, which we believe represents a competitive advantage when we seek additional growth. We believe our financial flexibility also allows us to take advantage of growth opportunities—such as the acquisition of ASA or placing a large aircraft order—that we might otherwise be unable to pursue if we did not possess these financial resources.

Business Strategy

Our business strategy consists of the following elements:

              •    Capitalize on the ASA Acquisition to Reduce Operating Costs.    We believe our acquisition of ASA provides a number of significant opportunities to reduce the unit operating costs of both the SkyWest Airlines and ASA platforms without compromising passenger safety, service quality or operational reliability. Among those opportunities, we intend to focus our initial cost reduction efforts in four key areas:

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  improve the utilization of our equipment and facilities through the refinement of operational processes, elimination of redundancies and collaborative identification and implementation of operational best practices;

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  increase employee productivity by incorporating best practices, efficiently utilizing our employees to support both operating platforms, and providing incentive-based compensation and benefits that are competitive with packages offered by other regional carriers with whom we compete;

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  leverage our position as the largest U.S. regional carrier to allocate overhead and administrative expenses over a substantially larger platform, thereby reducing unit costs; and

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  reduce our aircraft acquisition and financing costs by continuing to strengthen our balance sheet through the proceeds raised from this offering and by refinancing our debt and lease obligations where appropriate.

              •    Expand Existing and Develop New Code-Share Agreements.    We enjoy strong relationships with our existing code-share partners and work closely with these partners to expand service to their existing markets, open new markets and schedule convenient and frequent flights. We view the continued development of our Delta and United relationships as significant opportunities to achieve stable, long-term growth of our business. We believe the principal reason SkyWest Airlines has attracted multiple code-share partners is its ability to maintain a competitive cost structure while delivering high-quality customer service. We believe that multiple code-share agreements with major carriers diversifies financial and operating risks by reducing reliance on a single major carrier. This diversification may also allow us to grow at a faster rate and not be limited by the rate at which any single partner can, or wishes to, grow. We intend to explore opportunities to develop additional code-share relationships with other carriers to the extent they are consistent with our business strategy.

              •    Focus on Larger Gauge Aircraft.    We operate a greater number of large gauge regional jets than any other U.S. carrier. Large gauge regional jets, which seat approximately 70 or more passengers, offer significant opportunities for revenue and profitability growth among major and regional carriers. Most major carriers, including Delta and United, have recognized the growth opportunities created by larger regional aircraft and are exploring opportunities to add larger gauge regional jets, flown by themselves or their regional partners, to their flight systems. As of September 30, 2005, we were operating a total of 72 CRJ700s, and we believe the expansion of our CRJ700 fleet will create growth opportunities in many markets in which we are the most competitive provider. For us, the operational commonality of CRJ700s and CRJ200s, which we have been flying and maintaining for more then eleven years, offers additional operating efficiencies which we believe will enable us to provide larger gauge services at lower costs than our competitors. SkyWest Airlines and ASA currently have combined firm orders to acquire an additional 37 CRJ700s (which can be configured to seat between 66 and 70 passengers) over the next two years, and ASA is committed to sublease six additional CRJ200s from Delta commencing in early 2006. In addition, we have options to acquire an additional 80 Bombardier Regional Jets which we can elect to be delivered in configurations ranging between 66 and 90 seats. We believe the strength of our balance sheet has provided us the flexibility to place aircraft orders on a scale and timetable not easily matched by our competitors.

              •    Operate Limited Fleet Types.    As of September 30, 2005, we operated 376 aircraft, principally of just two types, Bombardier Regional Jets and Brasilia turboprops. By simplifying our fleet, we believe we are able to limit our operating costs due to efficiencies in employee training, aircraft maintenance, lower spare parts inventory requirements and aircraft scheduling. While ASA currently operates twelve ATR-72 turboprops, we expect these aircraft to be removed from service by August 2007.

              •    Maintain a Positive Employee Culture.    We believe our employees have been, and will continue to be, a key to our success. While none of the employees of SkyWest Airlines are represented by a union, and ASA's pilots, flight attendants and flight controllers are all unionized, we believe that we offer our employees in both our operating subsidiaries substantially similar compensation and benefits packages that we believe differentiate us from other carriers and make us an attractive place to work and build a career. With the expansion of our operations resulting from our acquisition of ASA, the best efforts of all of our employees will be required to achieve the potential benefits envisioned by the transaction and continue to make our business successful. We believe that these factors, in combination with our historically low employee turnover rate, are a significant reason that neither SkyWest Airlines nor ASA has ever had a work stoppage due to a strike or other labor dispute.

Growth Opportunities

              During the five years ended December 31, 2004, SkyWest Airlines' total operating revenues expanded at a compounded annual rate of 21.9%, and the number of daily flights SkyWest Airlines operated increased from approximately 950 at the end of 1999 to approximately 1,500 as of September 30, 2005. All of SkyWest Airlines' growth during that five-year period was internally generated. During the five years ended December 31, 2004, ASA's total operating revenues expanded at a compounded annual rate of 11%, and the number of daily flights ASA operated increased from approximately 600 at the end of 1999 to over 900 as of September 30, 2005. All of ASA's growth during that five-year period was internally generated.

              •    Take Delivery of Aircraft Under Firm Order.    During the two-year period after September 30, 2005, we have firm orders to acquire an additional 37 CRJ700s and the right to sublease from Delta six additional CRJ200s. We have agreements with Delta or United to place all 43 of these aircraft into revenue service, under long term fix-fee type contracts, promptly following their delivery.

              •    Potential Opportunities from Delta's Restructuring.    As Delta restructures its fleet under bankruptcy protection, there may be new regional flying contracts that become available for qualified regional carriers. ASA holds certain rights to maintain its proportion of overall Delta regional flights, as well as its proportion of Atlanta regional flights. This may help ASA compete for new flying mandates, if any, that come into existence at Delta.

              •    Scope Clause Relief.    "Scope clauses" are elements of major airlines' labor contracts with their own pilots that place restrictions on the number and size of aircraft, or the amount of flight activity, that can be operated by major airlines' regional airline contractors such as ASA and SkyWest Airlines. Greater liberalization of scope clauses generally creates more business opportunities for regional airlines. Since 2001, five of the six major national airlines (American, Delta, Northwest, United and US Airways) have successfully achieved some scope clause liberalization. If further efforts by major airlines to relax scope clause restrictions are successful, it may create incremental opportunities for regional airlines.

              •    Narrowbody Replacement Flying.    A meaningful portion of the recent growth of the regional airline industry stems from the replacement of major airline-operated narrowbody jet aircraft (such as 737s, DC9s, MD80s and A319s) with regional airline-operated jets on the same route. The major airline affects this change in equipment to achieve an advantage in trip costs, unit costs, frequency or a combination of these benefits. At present, the six major national airlines have a significant number of narrowbody aircraft that are more than 15 years old in their fleets. Such older aircraft are frequently less fuel- and maintenance-efficient than new aircraft. If major airlines decide to substitute newer regional airline-operated equipment for any portion of these older narrowbody aircraft under their retirement, it may create incremental opportunities for regional airlines.

Competition and Economic Conditions

              The airline industry is highly competitive. SkyWest Airlines and ASA compete principally with other code-sharing regional airlines, but also with regional airlines operating without code-share agreements, low cost carriers and major airlines. The combined operations of SkyWest Airlines and ASA extend nationally throughout nearly every major geographic market in the United States. Our competition includes, therefore, nearly every other regional airline, and to a certain extent, also the major and low cost carriers. The primary competitors of SkyWest Airlines and ASA among regional airlines with code-share arrangements include Air Wisconsin Airlines Corporation, American Eagle Airlines, Inc. ("American Eagle") (owned by American Airlines, Inc.), Comair, Inc. ("Comair") (owned by Delta), ExpressJet Holdings, Inc. ("ExpressJet"), Horizon Air Industries, Inc. ("Horizon") (owned by Alaska Air Group, Inc.), Mesa Air Group, Inc. ("Mesa"), MAIR Holdings, Inc. ("MAIR"), Pinnacle Airlines Corp. ("Pinnacle"), Republic Airways Holdings Inc. ("Republic") and Trans State Airlines, Inc. Major airlines award contract flying to these regional airlines based upon, but not limited to, the following criteria: low cost, financial resources, overall customer service levels relating to on-time arrival and departure statistics, cancellation of flights, baggage handling performance and the overall image of the regional airline as a whole. The principal competitive factors on pro-rate flying include fare pricing, customer service, routes served, flight schedules, aircraft types and relationships with major partners.

              The principal competitive factors for code-share partner regional airlines are code-share agreement terms, customer service, aircraft types, fare pricing, flight schedules and markets and routes served. Based on the size of the combined operations of SkyWest Airlines and ASA, we are the largest regional airline in the United States. However, some of the major and low-cost carriers are larger, and may have greater financial and other resources than SkyWest Airlines and ASA. Additionally, regional carriers owned by major airlines, such as American Eagle and Comair, may have access to greater resources at the parent level than SkyWest Airlines and ASA, and may have enhanced competitive advantages since they are subsidiaries of major airlines. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats.

              Generally, the airline industry is highly sensitive to general economic conditions, in large part due to the discretionary nature of a substantial percentage of both business and leisure travel. Many airlines have historically reported lower earnings or substantial losses during periods of economic recession, heavy fare discounting, high fuel costs and other disadvantageous environments. Economic downturns combined with competitive pressures have contributed to a number of reorganizations, bankruptcies, liquidations and business combinations among major and regional carriers. The effect of economic downturns is somewhat mitigated by the predominantly contract-based flying arrangements of SkyWest Airlines and ASA. Nevertheless, the per passenger component in such fee structure would be affected by an economic downturn. In addition, if Delta or United, or other code-share partners we may secure in the future, experience prolonged decline in passenger load or are harmed by low ticket prices or high fuel prices, they will likely seek to renegotiate their code-share agreements with SkyWest Airlines and ASA or cancel a number of flights in order to reduce their costs.

Industry Overview

    Majors, Low Cost Carriers and Regional Airlines

              The airline industry in the United States has traditionally been dominated by several major airlines, including American Airlines, Inc., Continental Airlines, Inc., Northwest Airlines, Inc., Delta and United. The major airlines offer scheduled flights to most major U.S. cities, numerous smaller U.S. cities, and cities throughout the world through a hub and spoke network.

              Low cost carriers, such as Southwest Airlines Co., JetBlue Airways Corporation, US Airways, Inc., Frontier Airlines, Inc. and AirTran Airways, Inc., generally offer fewer conveniences to travelers and have lower cost structures than major airlines, which permits them to offer flights to and from many of the same markets as the major airlines, but at lower prices. Low cost carriers typically fly direct flights with limited service to smaller cities, concentrating on higher demand flights to and from major population bases.

              Regional airlines, such as ASA, ExpressJet, Mesa, MAIR, Pinnacle, Republic and SkyWest Airlines, typically operate smaller aircraft on lower-volume routes than major and low cost carriers. Several regional airlines, including American Eagle, Comair and Horizon, are wholly-owned subsidiaries of major airlines. In contrast to low cost carriers, regional airlines generally do not try to establish an independent route system to compete with the major airlines. Rather, regional airlines typically enter into relationships with one or more major airlines, pursuant to which the regional airline agrees to use its smaller, lower-cost aircraft to carry passengers booked and ticketed by the major airline between a hub of the major airline and a smaller outlying city. In exchange for such services, the major airline pays the regional airline either a fixed flight fee, termed "contract" or "fixed-fee" flights, or receives a percentage of applicable ticket revenues, termed "pro-rate" or "revenue-sharing" flights.

    Growth of the Regional Airline Industry

              According to the Regional Airline Association, the regional airline sector of the airline industry experienced compounded annual passenger growth of 12.3% between 2000 and 2004. We believe the growth of the number of passengers using regional airlines and the revenues of regional airlines during the last decade is attributable to a number of factors, including:

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  Regional airlines work with, and often benefit from the strength of, the major airlines. Since many major airlines have incorporated increased use of regional airlines into their future growth strategies, many regional airlines have expanded, and may continue to expand, with the major airlines they serve.

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  Regional airlines tend to have a more favorable cost structure and leaner corporate structure than many major airlines. Many regional airlines were founded in the midst of the highly competitive market that developed following deregulation of the airline industry in 1978.

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  Many major airlines have determined that an effective method for retaining customer loyalty and maximizing system revenue, while lowering costs, is to outsource shorter, low-volume routes to more cost-efficient regional airlines flying under the major airline's code and name.

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  The regional airlines are gradually replacing smaller turboprop planes with 32 to 110-seat regional jets. Such regional jets feature cabin class comfort, low noise levels and speed similar to the 120-seat plus aircraft operated by the major airlines, but are cheaper to acquire and operate because of their smaller size. We believe the increasing use of regional jets has led, and may continue to lead, to greater public acceptance of regional airlines.

    Relationship of Regional and Major Airlines

              Regional airlines generally enter into code-share agreements with major airlines, pursuant to which the regional airline is authorized to use the major airline's two-letter flight designator codes to identify the regional airline's flights and fares in the central reservation systems, to paint its aircraft with the colors and/or logos of its code-share partner and to market and advertise its status as a carrier for the code-share partner. For example, SkyWest Airlines flies out of Chicago (O'Hare), Denver, Los Angeles, San Francisco, Portland and Seattle/Tacoma as United Express and out of Salt Lake City as The Delta Connection. ASA operates as The Delta Connection out of Atlanta, Cincinnati and Salt Lake City. In addition, the major airline generally provides services such as reservations, ticketing, ground support and gate access to the regional airline, and both partners often coordinate marketing, advertising and other promotional efforts. In exchange, the regional airline provides a designated number of low-capacity (usually between 30 and 70 seats) flights between larger airports served by the major airline and surrounding cities, usually in lower-volume markets.

              The financial arrangements between the regional airlines and their code-share partners usually involve contract, or fixed-fee, payments based on the flights or a revenue-sharing arrangement based on the flight ticket revenues, as explained below:

              •    Fixed-Fee Arrangements.    Under a fixed-fee arrangement, the major airline generally pays the regional airline a fixed-fee based on the flight, with additional incentives based on completion of flights, on-time performance and baggage handling performance. In addition, the major and regional airline often enter into an arrangement pursuant to which the major airline bears the risk of changes in the price of fuel and other such costs that are passed through to the major airline partner. Regional airlines benefit from a fixed-fee arrangement because they are sheltered from most of the elements that cause volatility in airline earnings, including variations in ticket prices, passenger loads and fuel prices. However, regional airlines in fixed-fee arrangements do not benefit from positive trends in ticket prices, passenger loads or fuel prices and, because the major airlines absorb most of the risks, the margin between the fixed-fees for a flight and the expected per-flight costs tends to be smaller than the margins associated with revenue-sharing arrangements.

              •    Revenue-Sharing Arrangements.    Under a revenue-sharing arrangement, the major airline and regional airline negotiate a proration formula, pursuant to which the regional airline receives a percentage of the ticket revenues for those passengers traveling for one portion of their trip on the regional airline and the other portion of their trip on the major airline. Substantially all costs associated with the regional airline flight are borne by the regional airline. In such a revenue-sharing arrangement, the regional airline realizes increased profits as ticket prices and passenger loads increase or fuel prices decrease and, correspondingly, realizes decreased profits as ticket prices and passenger loads decrease or fuel prices increase.

Code-Share Agreements

              SkyWest Airlines operates under a United Express Agreement with United and a Delta Connection Agreement with Delta. ASA operates under a Delta Connection Agreement with Delta. These code-share agreements authorize Delta and United to identify our flights and fares under their two-letter flight designator codes ("DL" and "UA") in the central reservation systems, and authorize us to paint our aircraft with their colors and logos and to market our status as The Delta Connection or United Express. Under each of our Delta and United code-share agreements, our passengers participate in the major partner's frequent flyer program, and the major partner provides additional services such as reservations, ticket issuance, ground support services and gate access. We also coordinate our marketing, advertising and other promotional efforts with Delta and United. As of September 30, 2005, approximately 94.1% of SkyWest Airlines' and ASA's total daily flights were structured as contract flights, where Delta or United controls scheduling, ticketing, pricing and seat inventories. The remainder of our flights are pro-rate flights, where SkyWest Airlines and ASA control scheduling, ticketing, pricing and seat inventories, and share revenues with Delta or United according to pro-rate formulas. The following summaries of our code-share agreements do not purport to be complete and are qualified in their entirety by reference to the applicable agreement. Under our code-share agreements, we have commitments from our major partners to place 43 additional regional jets into service over approximately the next two years.

SkyWest Airlines Delta Connection Agreement

              SkyWest Airlines and Delta are parties to an Amended and Restated Delta Connection Agreement, dated as of September 8, 2005 (the "SkyWest Airlines Delta Connection Agreement"). As of September 30, 2005, SkyWest Airlines operated 56 CRJ200s and 13 Brasilia turboprops under the SkyWest Airlines Delta Connection Agreement. Under the terms of the SkyWest Airlines Delta Connection Agreement, SkyWest Airlines operates these aircraft to provide Delta Connection service between Delta hubs and destinations designated by Delta. As of September 30, 2005, SkyWest Airlines was operating approximately 482 Delta Connection flights per day between Salt Lake City and designated outlying destinations. With respect to these flights, Delta provides reservation, check-in and other passenger services, signage, tickets, baggage tags and similar items and also controls scheduling, ticket prices and seat inventories. Delta has the right to determine the manner in which SkyWest Airlines utilizes airport gates in connection with Delta Connection flights. Delta is entitled to all passenger, cargo and other revenues associated with each flight.

              In exchange for providing the designated number of flights and performing SkyWest Airlines' other obligations under the SkyWest Airlines Delta Connection Agreement, SkyWest Airlines receives from Delta on a weekly basis (i) reimbursement for 100% of its direct costs related to the Delta Connection flights plus (ii) a fixed dollar payment per completed flight block hour, subject to annual escalation at an agreed rate. Costs directly reimbursed by Delta under the SkyWest Airlines Delta Connection Agreement include costs related to fuel, landing fees, passenger catering, passenger liability insurance, ground handling, aircraft property tax and aircraft maintenance and ownership.

              If SkyWest Airlines is unable to operate any of the aircraft covered by the SkyWest Airlines Delta Connection Agreement or complete any Delta Connection flights (such an event, a "SkyWest Airlines Non-Completion Event") due to circumstances within its control, Delta will not be obligated to pay SkyWest Airlines any amount in connection with the inoperable aircraft or non-completed flights. If a SkyWest Airlines Non-Completion Event results from circumstances within the control of Delta, Delta will obligated to pay to SkyWest Airlines direct costs and block hour payments assuming a certain level of utilization for the non-operated Aircraft. However, if a SkyWest Airlines Non-Completion Event results from circumstances that are not within the control of either SkyWest Airlines or Delta, Delta will only be obligated to pay SkyWest Airlines certain fixed costs, aircraft lease or ownership costs, insurance costs, maintenance costs, and taxes related to the non-operated aircraft and non-completed flights.

              SkyWest Airlines may not use the aircraft covered by the SkyWest Airlines Delta Connection Agreement for any other purpose other than flying Delta Connection flights. Additionally, subject to certain exceptions, SkyWest Airlines may only operate a limited number of flights per day, for itself and for any third party (including another code-share partner), under its own flight designator codes or those of another air carrier, into or out of Atlanta, Cincinnati, Orlando and Salt Lake City. Other than the foregoing, the SkyWest Airlines Delta Connection Agreement does not prohibit SkyWest Airlines from operating as a code-share partner with another carrier.

              The SkyWest Airlines Delta Connection Agreement terminates on September 8, 2020, unless Delta elects to exercise its option to extend its term for up to four additional five-year terms by providing SkyWest Airlines written notice thereof no later than 180 days prior to the expiration of the initial term or any additional term, as applicable. Additionally, if either (i) we or SkyWest Airlines agrees to merge into or with any entity, to be acquired by any entity, to sell substantially all of its assets or to enter into a letter of intent regarding any of the foregoing, unless we are the surviving or acquiring entity or the ultimate beneficial owner thereof immediately following the transaction (such transaction, a "Merger") or (ii) a party acquires more than 49% of the voting power or outstanding common stock of us or SkyWest Airlines, unless we own at least 50% of the voting power of the acquiring party following such transaction (such transaction, a "Change of Control"), then Delta shall have the right to extend the term of the SkyWest Airlines Delta Connection Agreement for up to two additional five-year terms beyond the applicable termination date of such agreement or to terminate such agreement as set forth below.

              The SkyWest Airlines Delta Connection Agreement may be subject to early termination by either Delta or SkyWest Airlines under various circumstances including:

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  if the other party files for bankruptcy, reorganization or similar action (or if any such action is imminent) or if either Delta or SkyWest Airlines makes an assignment for the benefit of creditors;

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  if the other party commits a material breach of the SkyWest Airlines Delta Connection Agreement, subject to 30 days notice and cure rights; or

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  upon the occurrence of an event of force majeure (including certain labor-related events) that continues for a period of 30 days after written notice from the other party regarding such event.

              In addition, Delta may immediately terminate the SkyWest Airlines Delta Connection Agreement upon the occurrence of any of the following events, among others:

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  if either we or SkyWest Airlines enters into a Merger;

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  if either we or SkyWest Airlines experiences a Change of Control;

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  if SkyWest Airlines' safety level is not reasonably satisfactory to Delta;

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  if SkyWest Airlines fails to conduct all flight operations and maintain all aircraft under the SkyWest Airlines Delta Connection Agreement in compliance in all material respects with applicable government regulations;

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  if SkyWest Airlines fails to maintain a specified completion rate with respect to the flights we operate for Delta during a specified period;

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  if, under certain circumstances, Delta has a right to terminate the ASA Delta Connection Agreement; or

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  if SkyWest Airlines fails to maintain competitive base rate costs; provided that SkyWest Airlines has the right to adjust its rates prior to any such termination.

              In addition, SkyWest Airlines may terminate the SkyWest Airlines Delta Connection Agreement if ASA has the right to terminate the ASA Delta Connection Agreement.

              In general, SkyWest Airlines has agreed to indemnify Delta, and Delta has agreed to indemnify SkyWest Airlines, for any damages caused by breaches of the parties' respective obligations under the SkyWest Airlines Delta Connection Agreement or caused by their respective actions or inactions under such agreement.

              If SkyWest Airlines receives an offer, bid or other expression of inquiry from a third party to purchase, lease, sublease, encumber or otherwise acquire any interest in, or to operate on behalf of a third party, any aircraft, slots, gates or other facilities used in connection with the SkyWest Airlines

Delta Connection Agreement that SkyWest Airlines owns or leases, and which SkyWest Airlines desires to accept, Delta has a right of first refusal to acquire the applicable aircraft, slots, gates or other facilities which SkyWest Airlines desires to dispose of on the same terms as those offered to SkyWest Airlines by the third party.

ASA Delta Connection Agreement

              ASA and Delta are parties to a Second Amended and Restated Delta Connection Agreement, dated as of September 8, 2005 (the "ASA Delta Connection Agreement"). As of September 30, 2005, ASA operated 35 CRJ700s, 104 CRJ200s and 12 ATR-72 turboprops for Delta under the ASA Delta Connection Agreement. We expect to remove the 12 ATR-72 turboprops from the ASA fleet and return them to Delta by August 2007. Under the terms of the ASA Delta Connection Agreement, ASA operates these aircraft to provide Delta Connection service between Delta hubs and destinations designated by Delta. As of September 30, 2005, ASA was operating more than 900 Delta Connection flights per day between Atlanta, Cincinnati, Salt Lake City and designated outlying destinations. With respect to these flights, Delta provides reservation, check-in and other passenger services, signage, tickets, baggage tags, ticket wallets and similar items and also controls scheduling, ticket prices and seat inventories. Delta has the right to determine the manner in which ASA utilizes airport gates in connection with Delta Connection flights. Under the ASA Delta Connection Agreement, Delta is entitled to all passenger, cargo and other revenues associated with each flight.

              In exchange for providing the designated number of flights and performing ASA's other obligations under the ASA Delta Connection Agreement, ASA receives from Delta on a weekly basis (i) reimbursement for 100% of its direct costs related to Delta Connection flights plus (ii) if ASA completes a certain minimum percentage of its Delta Connection flights, an amount equal to a certain percentage of the direct costs related to the Delta Connection flights (not including fuel costs). Costs directly reimbursed by Delta under the ASA Delta Connection Agreement include costs related to fuel, landing fees, passenger catering, passenger liability insurance, ground handling, aircraft property tax and aircraft maintenance and ownership. The ASA Delta Connection Agreement also provides for incentive compensation based upon ASA's performance, including on-time arrival performance and completion percentage rates.

              If ASA is unable to operate any of the aircraft covered by the ASA Delta Connection Agreement or complete any Delta Connection flights (such an event, an "ASA Non-Completion Event") due to circumstances within its control, Delta will not be obligated to pay ASA any amount in connection with the inoperable aircraft or non-completed flights. If an ASA Non-Completion Event results from circumstances within the control of Delta, (i) Delta will be obligated to pay to ASA base costs assuming a certain level of utilization for the non-operated aircraft and (ii) ASA's eligibility for incentive compensation under the ASA Delta Connection Agreement will be computed without regard to any effects of the non-completed flights. However, if an ASA Non-Completion Event results from circumstances that are not within the control of either ASA or Delta, Delta will only be obligated to pay ASA certain fixed costs, aircraft lease or ownership costs, insurance costs, maintenance costs, and taxes related to the non-operated aircraft and non-completed flights.

              Commencing in 2008 and continuing thereafter, if Delta conducts a request for proposals (an "RFP") to place additional aircraft into service in the Delta Connection program, ASA will be offered the opportunity to bid on such additional aircraft to the extent required to maintain ASA's percentage of aircraft within the Delta Connection program as of December 31, 2007 (such percentage, the "ASA Percentage"). If ASA is not awarded a portion of such RFP so as to maintain the ASA Percentage, ASA shall be offered the opportunity to match the economic terms and conditions of the winning bid. If ASA in good faith (i) participates in the RFP and (ii) decides to attempt to match the economic terms and conditions of the winning bid and provides Delta with prompt written notice of such decision, then Delta will provide ASA with a certificate that sets forth the pertinent economic terms and conditions of such winning bid. If ASA elects to match the winning bid, additional Delta Connection aircraft will be added to the scope of the ASA Delta Connection Agreement (as modified with respect to such additional aircraft to account for the economic terms and conditions of the winning bid with respect to such aircraft) so as to maintain the ASA Percentage.

              ASA may not use the aircraft covered by the ASA Delta Connection Agreement for any purpose other than flying Delta Connection flights. Additionally, ASA may only operate a limited number of flights per day under its own flight designator codes into or out of Atlanta, Cincinnati, New York (John F. Kennedy International Airport), Orlando and Salt Lake City. Subject to reduction as set forth in the ASA Delta Connection Agreement, ASA will be scheduled to operate not less than 80% of all Delta Connection departures in Atlanta and not less than a majority of ASA's flights under the ASA Delta Connection Agreement will be at Atlanta. Further, ASA and its affiliates may not enter into any code-share agreement with any third party that imposes restrictions on ASA relating to the operation of aircraft for any party that is not a party to such code-share agreement, including geographical or flight restrictions. Other than the foregoing, the ASA Delta Connection Agreement does not prohibit ASA from operating as a code-share partner with another carrier.

              The ASA Delta Connection Agreement terminates on September 8, 2020, unless Delta elects to exercise its option to extend its term for up to four additional five-year terms by providing ASA written notice thereof no later than 180 days prior the expiration of the initial term or any additional term, as applicable. Additionally, if either (i) we or ASA agree to merge into or with any entity, to be acquired by any entity, to sell substantially all of our or ASA's assets or to enter into a letter of intent regarding any of the foregoing, unless we are the surviving or acquiring entity or the ultimate beneficial owner thereof immediately following the transaction (such transaction, a "Merger") or (ii) a party acquires more than 49% of our voting power or outstanding common stock or that of ASA, unless we own at least 50% of the voting power of the acquiring party following such transaction (such transaction, a "Change of Control"), then Delta shall have the right to extend the term of the ASA Delta Connection Agreement for up to two additional five-year terms beyond the applicable termination date of such agreement or to terminate such agreement as set forth below.

              The ASA Delta Connection Agreement may be subject to early termination by either ASA or Delta under various circumstances including:

  •
  if the other party files for bankruptcy, reorganization or similar action (or if any such action is imminent) or if either Delta or ASA makes an assignment for the benefit of creditors;

  •
  if the other party commits a material breach of the ASA Delta Connection Agreement, subject to 30 days notice and cure rights; or

  •
  upon the occurrence of an event of force majeure (including certain labor-related events) that continues for a period of 30 days after written notice from the other party regarding such event.

              In addition, Delta may immediately terminate the ASA Delta Connection Agreement upon the occurrence of any of the following events, among others:

  •
  if either we or ASA enters into a Merger;

  •
  if either we or ASA experiences a Change of Control;

  •
  if ASA's safety level is not reasonably satisfactory to Delta;

  •
  if ASA fails to conduct all flight operations and maintains all aircraft under the ASA Delta Connection Agreement in compliance in all material respects with applicable government regulations;

  •
  if ASA fails to maintain a specified completion rate with respect to the flights we operate for Delta during a specified period, subject to certain exceptions;

  •
  if, under certain circumstances, Delta has a right to terminate the SkyWest Airlines Delta Connection Agreement; or

  •
  if ASA fails to maintain competitive base rate costs; provided that ASA has the right to adjust its rates prior to any such termination.

              In addition, ASA may terminate the ASA Delta Connection Agreement if SkyWest Airlines has the right to terminate the SkyWest Airlines Delta Connection Agreement.

              In general, ASA has agreed to indemnify Delta, and Delta has agreed to indemnify ASA, for any damages caused by any breaches of the parties' respective obligations under the ASA Delta Connection Agreement or caused by their respective actions or inactions under such agreement.

              Subject to certain exceptions, if ASA receives an offer, bid or other expression of inquiry from a third party to purchase, lease, sublease, encumber or otherwise acquire any interest in, or to operate on behalf of a third party, any aircraft, slots, gates or other facilities used in connection with the ASA Delta Connection Agreement that ASA owns or leases, and which ASA desires to accept, Delta has a right of first refusal to acquire the applicable aircraft, slots, gates or other facilities which ASA desires to dispose of on the same terms as those offered to ASA by the third party.

SkyWest Airlines United Express Agreement

              SkyWest Airlines and United are parties to a United Express Agreement entered into on July 31, 2003 (the "United Express Agreement"). As of September 30, 2005, SkyWest Airlines operated 37 CRJ700s, 65 CRJ200s and 50 Brasilia turboprops under the United Express Agreement, flying a total of approximately 1,019 United Express flights per day between Chicago (O'Hare), Denver, Los Angeles, San Francisco, Portland and Seattle/Tacoma and designated outlying destinations. United provides reservation, check-in, ground-support and other passenger services and also controls seat inventories. Generally, under the United Express Agreement, United retains all air fares, cargo rates, mail charges and other revenues associated with each flight.

              In exchange for providing the designated number of flights and performing SkyWest Airlines' obligations under the United Express Agreement, SkyWest Airlines receives from United compensation (subject to an annual adjustment) of a fixed-fee per completed block hour, fixed-fee per completed departure, fixed-fee per passenger, fixed-fee for overhead and aircraft costs, and one-time start-up costs for each aircraft delivered. The United Express Agreement provides for incentives based upon SkyWest Airlines' performance, including controllable flight completion percentage rates, on-time percentage rates, mishandled bags percentage rates and customer responses to surveys about their intent to reuse United Express. The fixed rates that SkyWest Airlines receives from United under the United Express Agreement are annually adjusted in accordance with an agreed escalation formula. Additionally, certain of SkyWest Airlines' operating costs are reimbursed by United. Such reimbursed costs include costs related to fuel, landing fees, war risk insurance, liability insurance, aircraft property taxes and aircraft ownership and maintenance.

              The United Express Agreement divides the CRJ700s and CRJ200s into three approximately equal groups (each such group, a "CRJ Group"). The United Express Agreement terminates, subject to certain rights to extension and ramp down, with respect to the first CRJ Group on December 31, 2011, with respect to the second CRJ Group on December 31, 2013 and with respect to the third CRJ Group on December 31, 2015. With respect to the Brasilia turboprops, the United Express Agreement terminates on the earlier of (i) the termination date under the lease agreement relating to each such aircraft and (ii) December 31, 2013. United has the option, upon one year's notice, of extending the United Express Agreement for five years for any CRJ Group or Brasilia turboprops.

              The United Express Agreement may be terminated by either SkyWest Airlines or United under the following conditions:

  •
  if the other becomes insolvent, is not regularly paying its bills when due without just cause, takes any step leading to its cessation as a going concern, makes an assignment of substantially all of its assets for the benefit of creditors or a similar disposition of the assets of the business, or either ceases or suspends operations;

  •
  if bankruptcy proceedings are commenced against the other and certain specified conditions are not satisfied; or

  •
  if the other fails to fulfill an obligation under the United Express Agreement for a period of 60 days after written notice to cure.

              United also may terminate the United Express Agreement upon at least 30 days notice and subject to SkyWest Airlines' right to cure under the following conditions:

  •
  SkyWest Airlines' operations fall below a certain performance level for a period of three consecutive months regarding controllable flight completion, mishandled bags and on-time performance; or

  •
  SkyWest Airlines knowingly maintains falsified books or records or submits false reports of a material nature.

              United may immediately terminate the United Express Agreement if either (i) SkyWest Airlines operates, subject to certain exceptions, any additional regional jets or turboprop aircraft pursuant to a marketing or code-share relationship with any party other than United to provide hub service at United's hubs in Chicago (O'Hare), Denver, Los Angeles, San Francisco, Seattle/Tacoma, or Washington, D.C. (Dulles International Airport) or (ii) SkyWest Airlines, subject to certain exceptions, uses the services or facilities afforded by United to provide air transportation or related services to other carriers or affiliates of SkyWest Airlines.

              In addition, the United Express Agreement will be terminated if:

  •
  United fails to confirm a plan of reorganization in its Chapter 11 bankruptcy case under which United continues to operate as an airline, and thereafter discontinues all flight operations; or

  •
  United's Chapter 11 bankruptcy case is dismissed or converted to a case under Chapter 7 of the Bankruptcy Code and United suspends or discontinues flight operations.

              In the event of such termination as set forth above, United will have breached the United Express Agreement and SkyWest Airlines will have certain claims for (i) administrative expenses, (ii) monies owed (a) to passengers, (b) under interline and clearinghouse agreements, (c) to employees and (iii) monies owed to third parties in connection with the manufacture, purchase, lease or financing of aircraft and maintenance equipment or services or spare parts associated with the aircraft.

              United has a call option to assume SkyWest Airlines' ownership or leasehold interest in certain aircraft if SkyWest Airlines wrongfully terminates the United Express Agreement, if SkyWest Airlines' credit rating falls below a certain level or if United terminates the United Express Agreement for SkyWest Airlines' breach for any one of the following reasons:

  •
  SkyWest Airlines' operations fall below a certain performance level for six consecutive months regarding controllable flight completion, mishandled bags and on-time performance;

  •
  SkyWest Airlines enters into a new code-share arrangement with another airline in breach of the United Express Agreement; or

  •
  SkyWest Airlines' operating certificate is revoked or suspended by the FAA, for safety issues or concerns, for a period of four consecutive months.

              The call option is governed by certain limitations relating to, among other factors, the number of aircraft for which the call option is exercised, notice requirements, indemnification in the event of a lease assumption, calculation of the purchase price in the event of a sale, payment of aircraft ownership costs, delivery of spare parts and reimbursement of prepaid rent.

              SkyWest Airlines granted United a right of first refusal with respect to offers received from third parties to enter into certain corporate transactions, including a merger, sale of substantially all assets, or issuance or sale of SkyWest Airlines stock representing 10% or more of the outstanding shares of SkyWest Airlines stock, (other than an issuance or sale of stock in a registered public offering under the Securities Act of 1933, as amended). United has the right to match the economic terms of such an offer and enter into the transaction with SkyWest Airlines in lieu of the third party. However, if United does exercise its right, SkyWest Airlines may enter into the transaction with the third party, provided that it does so on terms no more beneficial to the third party than those offered to United.

              In general, SkyWest Airlines has agreed to indemnify United, and United has agreed to indemnify SkyWest Airlines, for any damages caused by any breaches of each party's respective obligations under the United Express Agreement or caused by each party's respective actions or inactions under such agreement.

Markets and Routes

              As of September 30, 2005, SkyWest Airlines scheduled the following daily flights as a United Express carrier: 240 to or from Chicago O'Hare International Airport, 234 to or from Denver International Airport, 276 to or from Los Angeles International Airport, 42 to or from Portland International Airport, 210 to or from San Francisco International Airport and 32 to or from Seattle/Tacoma International Airport. As of September 30, 2005, SkyWest Airlines scheduled 482 daily flights to or from Salt Lake City International Airport as a Delta Connection carrier.

              As of September 30, 2005, ASA scheduled the following daily flights as a Delta Connection carrier: 124 to or from Cincinnati/Northern Kentucky International Airport, 684 to or from Hartsfield-Jackson Atlanta International Airport and 82 to or from Salt Lake City International Airport.

Flight Equipment

              As of September 30, 2005, SkyWest Airlines and ASA operated a combined fleet of 376 aircraft, consisting of 72 CRJ700s, 229 CRJ200s, 63 Brasilia turboprops and 12 ATR-72 turboprops (which we expect to remove from service by August 2007). More information related to our aircraft fleet is described in the following tables:

SkyWest Airlines

Aircraft Type	Number of Owned Aircraft	Number of Leased Aircraft	Passenger Capacity	Scheduled Flight Range (miles)	Average Cruising Speed (mph)	Average Age (years)
CRJ200s	32	93	50	1,100	530	3.6
CRJ700s	7	30	66	1,500	530	0.7
Brasilia Turboprops	15	48	30	500	300	8.7

ASA

Aircraft Type	Number of Owned Aircraft	Number of Leased Aircraft	Passenger Capacity	Scheduled Flight Range (miles)	Average Cruising Speed (mph)	Average Age (years)
CRJ200s	39	65	40 or 50	1,100	530	4.3
CRJ700s	35	0	70	1,200	530	1.9
ATR-72 Turboprops	0	12	66	300	300	11.9

              SkyWest Airlines and ASA have combined firm orders to acquire an additional 37 CRJ700s (which can be delivered in configurations ranging between 66 and 90 seats) over the next two years and ASA is committed to sublease six CRJ200s from Delta commencing in 2006. SkyWest and ASA do not presently have orders for additional aircraft other than these Bombardier Regional Jets. Gross committed expenditures for these 43 aircraft and related equipment, including estimated amounts for contractual price escalations will be approximately $1.1 billion through April 2007. We presently are receiving these aircraft on an incremental schedule, and anticipate that delivery dates for these aircraft could continue through approximately April 2007; however, actual delivery dates remain subject to final determination based on various factors. SkyWest Airlines and ASA have also obtained combined options for another 80 Bombardier Regional Jets that can be delivered in either 70 or 90-seat configurations.

              The following table outlines the number of Bombardier Regional Jets that SkyWest Airlines and ASA are scheduled to receive during each of the periods set forth below and the expected size and composition of our combined fleet following the receipt of these aircraft.

		During the fiscal year ended December 31,
	During the three months ended December 31, 2005
		2006	2007	2008	2009
Additional CRJ200s	0	6	0	0	0
Additional CRJ700s	5	24	8	0	0
Total Bombardier Regional Jets	306	336	344	344	344
Total Brasilia Turboprops	63	61	60	59	57
Total ATR-72 Turboprops	12	12	0	0	0
Total Combined Fleet	381	409	404	403	401

    Bombardier Regional Jets

              The Bombardier Regional Jets are among the quietest commercial jets currently available and offer many of the amenities of larger commercial jet aircraft, including flight attendant service, as well as a stand-up cabin, overhead and underseat storage, lavatories and in-flight snack and beverage service. The speed of Bombardier Regional Jets is comparable to larger aircraft operated by the major airlines, and they have a range of approximately 2,000 miles; however, because of their smaller size and efficient design, the per-flight cost of operating a Bombardier Regional Jet is generally less than that of a 120-seat or larger jet aircraft.

    Brasilia Turboprops

              The Brasilia turboprops are 30-seat, pressurized aircraft designed to operate more economically over short-haul routes than larger jet aircraft. These factors make it economically feasible for SkyWest Airlines to provide high frequency service in markets with relatively low volumes of passenger traffic. Passenger comfort features of the Brasilia turboprops include stand-up headroom, a lavatory, overhead baggage compartments and flight attendant service. We expect that Delta and United will want us to continue to operate Brasilia turboprops in markets where passenger load and other factors make the operation of a Bombardier Regional Jet impractical. As of September 30, 2005, SkyWest Airlines operated 63 Brasilia turboprops out of Los Angeles, San Francisco, Salt Lake City, Seattle/Tacoma and Portland. SkyWest Airlines' Brasilia turboprops are generally used in its California markets, which are characterized by high frequency service on shorter stage lengths.

    ATR-72 Turboprops

              While ASA currently operates twelve ATR-72 turboprops out of Atlanta, we expect that these aircraft will be removed from service by August 2007.

Properties and Ground Operations

              SkyWest Airlines and ASA own or lease the following principal properties:

SkyWest Airlines Facilities

  •
  SkyWest Airlines owns a 56,600 square foot aircraft maintenance facility in Palm Springs, California.

  •
  SkyWest Airlines leases a 131,300 square foot facility at the Salt Lake International Airport. This facility consists of a 58,400 square foot aircraft maintenance hangar and 72,900 square feet of training and office space. In January 2002, we entered into a sale lease-back agreement with the Salt Lake Airport Authority. Under the agreement, we received approximately $18 million in cash in exchange for the newly constructed facility and entered into a 26-year operating lease agreement. The sales price was equal to the construction costs and no gain or loss was recognized.

  •
  SkyWest Airlines leases a 90,000 square foot aircraft maintenance and training facility at the Salt Lake City International Airport. The Salt Lake City facility consists of 40,000 square feet of maintenance facilities and 50,000 square feet of training and other facilities. We originally constructed the Salt Lake City facility which we subsequently sold to and leased back from the Salt Lake City Airport Authority. SkyWest Airlines is leasing the facility under an operating lease arrangement over a 36-year term.

  •
  SkyWest Airlines leases a 90,000 square foot maintenance hanger and a 15,000 square foot office facility in Fresno, California.

  •
  SkyWest Airlines leases a 28,000 square foot maintenance hanger in Tucson, Arizona.

  •
  SkyWest Airlines leases ticket counters, check-in and boarding and other facilities in the passenger terminal areas in the majority of the airports it serves and staffs those facilities with SkyWest Airlines personnel. Other airlines, including Delta and United, provide ticket handling and/or ground support services for SkyWest Airlines in 54 of the 121 airports to which SkyWest Airlines flies.

  •
  We own the corporate headquarters facilities of SkyWest, Inc. and SkyWest Airlines, located in St. George, Utah, in two adjacent buildings of 63,000 and 55,000 square feet, respectively. Both facilities were internally funded with cash generated from operations and were subsequently refinanced with third-party debt.

    ASA Facilities

  •
  ASA leases 61,000 square feet in an office building located at the Hartsfield-Jackson Atlanta International Airport which serves as ASA's corporate headquarters. The lease expires on April 30, 2008.

  •
  ASA leases a 78,550 square foot aircraft maintenance facility in Macon, Georgia. The Macon facility also contains a 7,500 square foot training and storage facility. The Macon facility is bond-financed, with the lease expiring in 2018.

  •
  ASA leases a 39,000 square foot aircraft maintenance facility in Baton Rouge, Louisiana. ASA has the right to occupy the Baton Rouge facility rent-free until 2022.

  •
  ASA leases a 63,800 square foot parts storage facility located near the Hartsfield-Jackson Atlanta International Airport.

  •
  ASA leases smaller aircraft line maintenance facilities in Atlanta, Georgia; Salt Lake City, Utah; Columbia, South Carolina; Fort Walton Beach, Florida; Montgomery, Alabama; and Shreveport, Louisiana.

  •
  ASA uses 26 gates at the Hartsfield-Jackson Atlanta International Airport: 13 gates are leased directly from the airport authority, six gates are subleased from US Air, five gates are subleased from Delta and two gates are used pursuant to a month-to-month arrangement. ASA intends to lease from Delta three additional gates effective December 1, 2005.

  •
  ASA leases ticket counters, check-in and boarding and other facilities in the passenger terminal areas in the majority of the airports it serves and staffs those facilities with ASA personnel. Other airlines, including Delta, provide ticket handling and/or ground support services for ASA in 84 of 123 airports ASA serves.

              Our management deems SkyWest Airlines' and ASA's current facilities as being suitable and necessary to support existing operations and believes these facilities will be adequate for the foreseeable future.

Training and Aircraft Maintenance

              SkyWest Airlines' and ASA's employees perform substantially all routine airframe and engine maintenance and periodic inspection of equipment at their respective maintenance facilities, and provide substantially all training to SkyWest Airlines and ASA pilots and maintenance personnel at their respective training facilities. SkyWest Airlines and ASA also contract with third party vendors for non-routine airframe and engine maintenance.

Employees

              As of September 30, 2005, SkyWest, Inc. and SkyWest Airlines collectively employed 8,051 full-time equivalent employees consisting of 3,414 pilots and flight attendants, 3,393 customer service personnel, 780 mechanics and other maintenance personnel, and 464 administration and support personnel. None of these employees are currently represented by a union. We are aware, however, that collective bargaining group organization efforts among SkyWest Airlines' employees occur from time to time and we anticipate that such efforts will continue in the future. During 2004, SkyWest Airlines' pilots voted against a resolution to join an officially recognized union. Under governing rules, SkyWest Airlines' pilots may again vote on this issue at any time because one year has passed since the previous vote. If unionization efforts are successful, we may be subjected to risks of work interruption or stoppage and/or incur additional expenses associated with increased union representation of our employees. SkyWest Airlines has never experienced a work stoppage due to a strike or other labor dispute, and we consider SkyWest Airlines' relationships with its employees to be good.

              As of September 30, 2005, ASA employed approximately 5,500 full-time equivalent employees consisting of 2,462 pilots and flight attendants, 1,734 customer service personnel, 842 mechanics and other maintenance personnel, and 472 administration and support personnel. Three of ASA's employee groups are represented by unions. ASA's pilots are represented by the Air Line Pilots Association,

International, ASA's flight attendants are represented by the Association of Flight Attendants—CWA, and ASA's flight controllers are represented by the Professional Airline Flight Control Association. The collective bargaining agreements between ASA and its pilots and flight attendants became amendable September 15, 2002 and September 26, 2003, respectively. ASA has been negotiating with the pilots and flight attendants unions since 2002 and 2003, respectively. Each of these negotiations is currently under the jurisdiction of mediators supplied by the National Mediation Board. The collective bargaining agreement between ASA and its flight controllers becomes amendable in April 2006. ASA has never experienced a work stoppage due to a strike or other labor dispute, and considers its relationships with employees to be good.

Government Regulation

              All interstate air carriers, including SkyWest Airlines and ASA, are subject to regulation by the DOT, the FAA and other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, air worthiness and other certificates; approval of personnel who may engage in flight, maintenance or operating activities; record-keeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. Generally, governmental agencies enforce their regulations through, among other ways, certifications, which are necessary for the continued operations of SkyWest Airlines and ASA, and proceedings, which can result in civil or criminal penalties or revocation of operating authority. The FAA can also issue maintenance directives and other mandatory orders relating to, among other things, grounding of aircraft, inspection of aircraft, installation of new safety-related items and the mandatory removal and replacement of aircraft parts.

              We believe SkyWest Airlines and ASA are operating in compliance with FAA regulations and hold all necessary operating and airworthiness certificates and licenses. We incur substantial costs in maintaining current certifications and otherwise complying with the laws, rules and regulations to which SkyWest Airlines and ASA are subject. SkyWest Airlines' and ASA's flight operations, maintenance programs, record keeping and training programs are conducted under FAA approved procedures. SkyWest Airlines and ASA do not operate at any airports where landing slots are restricted.

              All air carriers are required to comply with federal laws and regulations pertaining to noise abatement and engine emissions. All air carriers are also subject to certain provisions of the Federal Communications Act of 1934, as amended, because of their extensive use of radio and other communication facilities. SkyWest Airlines and ASA are also subject to certain other federal and state laws relating to protection of the environment, labor relations and equal employment opportunity. We believe that SkyWest Airlines and ASA are in compliance in all material respects with these laws and regulations.

Safety and Security

              We are committed to the safety and security of our passengers and employees. Since the September 11, 2001 terrorist attacks, SkyWest Airlines and ASA have taken many steps, both voluntarily and as mandated by governmental agencies, to increase the safety and security of their operations. Some of the safety and security measures we have taken, along with our code-share partners, include: aircraft security and surveillance, positive bag matching procedures, enhanced passenger and baggage screening and search procedures, and securing of cockpit doors. We are committed to complying with future safety and security requirements.

Insurance

              SkyWest Airlines and ASA maintain insurance policies that we believe are of types customary in the industry and in amounts we believe are adequate to protect against material loss. These policies principally provide coverage for public liability, passenger liability, baggage and cargo liability, property damage, including coverages for loss or damage to our flight equipment, and workers' compensation insurance. We cannot assure, however, that the amount of insurance we carry will be sufficient to protect us from material loss.

Environmental Proceedings

              SkyWest Airlines and ASA are subject to various federal, state, local and foreign laws and regulations relating to environmental protection matters. These laws and regulations govern such matters as environmental reporting, storage and disposal of materials and chemicals and aircraft noise. We are, and expect in the future to be, involved in various environmental matters and conditions at, or related to, our properties. We are not currently subject to any environmental cleanup orders or actions imposed by regulatory authorities. We are not aware of any active material environmental investigations related to our assets or properties.

Legal Proceedings

              We are subject to certain legal actions which we consider routine to our business activities. As of the date hereof, management believes, after consultation with legal counsel, that the ultimate outcome of such legal matters will not have a material adverse effect on our financial position, liquidity or results of operations. The most significant of these matters are as follows:

    Michaelena Fitz-Gerald, Romead Neilson, et al., v. SkyWest Airlines, Inc.

              In July 2003, two former flight attendants SkyWest Airlines filed a class-action lawsuit in the Superior Court of Santa Barbara, California, alleging failure to pay minimum wage and overtime, and grant meal and rest breaks as required by state law, as well as violations of Section 203 of the California Labor Code and Section 17000 of the Business and California Professions Code. On September 1, 2005, the Superior Court announced that it would grant summary judgment in favor of SkyWest Airlines and has since dismissed the case. The plaintiffs have the ability to appeal the dismissal. Because the amount of a potential loss, if any, resulting from the outcome of this case is neither probable nor reasonably estimable, no amounts related to such have been recorded in the Company's condensed consolidated financial statements.

    Securities and Exchange Commission

              Effective January 1, 2002, we changed our method of accounting for CRJ200 engine overhaul expenses. In connection with the change in accounting method, we restated our financial statements for the year ended December 31, 2001 and the first and second quarters of the year ended December 31, 2002. The restated financial information, together with a discussion of the change in accounting method, was presented in Amendment No. 1 on our Form 10-K/A for the year ended December 31, 2001 and Amendments No. 1 on our Forms 10-Q/A for the quarters ended June 30, 2002 and June 30, 2002. The staff of the SEC is currently conducting an investigation of the facts pertaining to the change in our accounting method and other changes presented in the restatement of our financial statements. We do not believe that any of the matters under investigation constitute a violation of law. In June 2005, after extensive discussions with the SEC staff, we presented to the SEC an offer to enter into a cease and desist order pursuant to which we would agree not to violate federal securities laws in the future. The SEC is currently evaluating our proposal; however, there can be no assurance that our offer will be accepted. We continue to cooperate with the SEC in an effort to resolve the investigation.

MANAGEMENT

Executive Officers and Directors

              The following are our executive officers and directors:

Name	Age	Position
Jerry C. Atkin	56	Chairman and Chief Executive Officer
Bradford R. Rich	44	Executive Vice President, Chief Financial Officer and Treasurer
Ron B. Reber	52	President and Chief Operating Officer of SkyWest Airlines
Bryan T. LaBrecque	47	President and Chief Operating Officer of ASA
Sidney J. Atkin	71	Vice Chairman
W. Steve Albrecht	58	Director
J. Ralph Atkin	62	Director
Mervyn K. Cox	69	Director
Ian M. Cumming	65	Director
Robert G. Sarver	44	Director
Hyrum W. Smith	62	Director
Steven F. Udvar-Hazy	59	Director

              Jerry C. Atkin joined us in July 1974 as a member of the Board of Directors and our Director of Finance. In 1975, he assumed the office of President and Chief Executive Officer. He also serves as Chairman and Chief Executive Officer of ASA. He was elected Chairman of the Board of our Company in 1991. Prior to employment by our company, he was employed by a public accounting firm. He currently serves as a director of Zions Bancorporation, a bank holding company based in Utah.

              Bradford R. Rich joined us in 1987 as Corporate Controller. He currently is our Executive Vice President, Chief Financial Officer and Treasurer, and also serves in those positions at ASA, with responsibility for financial accounting, treasury, public reporting, investor relations, internal audit, risk management, contracts and information technology. He is a certified public accountant and was previously employed by an international public accounting firm.

              Ron B. Reber has served in various capacities since joining us in 1977. He is currently President and Chief Operating Officer of SkyWest Airlines, with general responsibility for flight operations, maintenance, customer service, market planning, marketing, revenue control and pricing.

              Bryan T. LaBrecque was appointed President and Chief Operating Officer of ASA in September 2005, following our acquisition of ASA. He joined ASA in 1999, and has held various other positions with ASA, including Senior Vice President of Operations. Prior to joining ASA, he was employed by Delta for many years in various positions, including director of The Delta Connection program, General Manager-Aircraft Acquisition and General Manager-Fleet Planning.

              Sidney J. Atkin has served on our Board of Directors since 1973 and as Vice Chairman since 1988. From 1984 to 1988, he served as our Senior Vice President. From 1958 to 2002, he was the President of Sugarloaf Corp., a Utah corporation involved in the operation of restaurants and motels. He is currently retired.

              W. Steve Albrecht has served on our Board of Directors since 2003. He is the Associate Dean and Arthur Andersen Professor of Accounting, Marriott School of Management, Brigham Young University, and has been with Brigham Young University since 1977. He is a certified public accountant, certified internal auditor, and certified fraud examiner. He previously taught at Stanford University and the University of Illinois. He has served in various leadership positions, including president of the American Accounting Association, Association of Certified Fraud Examiners and Beta Alpha Psi; as a member of COSO and the Institute of Internal Auditors Board of Regents; and currently serves on the governing council of the AICPA and on FASAC, the advisory group to the FASB. He serves on the boards of directors of ICON Health & Fitness, SunPower Corporation, Red Hat, Inc. and Cypress SemiConductor.

              J. Ralph Atkin is a founder of our company and served as President and Chief Executive Officer from 1972 to 1975. He has served on our Board of Directors since 1972, and served as Chairman of the Board from 1972 to 1991. From 1984 to 1988, he served as our Senior Vice President. He is an attorney and serves as the Chief Executive Officer of Ghana International Airlines, an early-stage enterprise exploring the funding and operation of an airline in Africa. He served as Chief Executive Officer of EuroSky, a company organized to explore the feasibility of a regional airline in Austria, during 1994 and 1995. From March 1991 to January 1993, he was Director of Business and Economic Development for the State of Utah.

              Mervyn K. Cox has served on our Board of Directors since 1974. He is an orthodontist engaged in private practice and is also engaged in the development and management of real estate.

              Ian M. Cumming has served on our Board of Directors since 1986. He is Chairman and Chief Executive Officer of Leucadia National Corporation, a diversified financial services holding company principally engaged in personal and commercial lines of property and casualty insurance, banking and lending and manufacturing. He is also Chairman of the Board of the Finova Group, Inc., a middle-market lender, a director of MK Resources Co., a gold mining and exploration company, and HomeFed Corp., a real estate investment and development company.

              Robert G. Sarver has served on our Board of Directors since 2000. He is Chairman and Chief Executive Officer of Western Alliance Bancorporation, a commercial bank holding company doing business in Nevada, California and Arizona, and the managing partner of the Phoenix Suns, a professional basketball team. He served as Chairman of the Board and Chief Executive Officer of California Bank and Trust from 1995 to 2001. Prior to 1995, he served as the President of National Bank of Arizona. He is also an executive director of Southwest Value Partners, a real estate investment company, and is a director of Meritage Corporation, a builder of single-family homes.

              Hyrum W. Smith has served on our Board of Directors since 1995. He is the co-founder and Vice Chairman of Franklin Covey Co., a publicly held learning and performance solutions company dedicated to increasing the effectiveness of individuals and organizations. He was the Chief Executive Officer of Franklin Covey from February 1997 to March 1998, a position he also held from April 1991 to September 1996. From December 1984 to April 1991, he was Senior Vice President of Franklin Quest Co., a predecessor of Franklin Covey.

              Steven F. Udvar-Hazy has served on our Board of Directors since 1986. He is Chairman and Chief Executive Officer of International Lease Finance Corporation, a wholly owned subsidiary of American International Group, Inc., which leases and finances commercial jet aircraft worldwide. He has been engaged in aircraft leasing and finance for more than 36 years.

              J. Ralph Atkin and Sidney J. Atkin are brothers, and Jerry C. Atkin is their nephew.

PRINCIPAL STOCKHOLDERS

              The following table sets forth information with respect to the beneficial ownership of our common stock as of November 10, 2005, and as adjusted to reflect the sale of the shares of our common stock offered hereby, by:

  •
  each person known by us to be a beneficial owner of more than 5% of the outstanding shares of our common stock;

  •
  each of our directors and executive officers; and

  •
  all directors and executive officers as a group.

              Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares indicated. Except as otherwise set forth below, the business address of the following beneficial owners and members of management is our corporate office located at 444 South River Road, St. George, Utah 84790.

	Beneficial Ownership Prior to the Offering		Beneficial Ownership After the Offering
Name and Address of Beneficial Owner
	Shares	Percent(1)	Shares	Percent(2)
Barclays Global Investors, NA 45 Fremont St. San Francisco, CA 94105(3)	4,160,528	7.2%	4,160,528	6.7%
Jerry C. Atkin(4)	2,384,945	4.1%	2,384,945	3.8%
Sidney J. Atkin(5)	1,498,101	2.6%	1,498,101	2.4%
Mervyn K. Cox(6)	417,621	*	417,621	*
Bradford R. Rich(7)	359,434	*	359,434	*
Ron B. Reber(8)	209,026	*	209,026	*
Ian M. Cumming(9)	66,000	*	66,000	*
J. Ralph Atkin(9)	50,000	*	50,000	*
Robert G. Sarver(10)	49,000	*	49,000	*
Steven Udvar-Hazy(11)	33,600	*	33,600	*
Hyrum W. Smith(9)	48,000	*	48,000	*
W. Steve Albrecht	—	—	—	—
Bryan T. LaBrecque	—	—	—	—
All Executive Officers and Directors as a group (12 persons)(12)	5,115,727	8.6%	5,115,727	8.1%

*
Represents less than 1% of total outstanding shares.

(1)
Based on total outstanding shares of 58,053,904 as of November 10, 2005.

(2)
Assumes that the underwriters do not exercise their overallotment option to purchase 600,000 additional shares.

(3)
Data for Barclays Global Investors is taken from a Schedule 13G/A, filed by Barclays Global Investors with the Securities and Exchange Commission on August 11, 2005. Based on the

  Schedule 13G/A filed by Barclays Global Investors, other shareholders affiliated with Barclays Global Investors hold an additional 1,800,685 shares of our common stock.

(4)
Includes 927,582 shares held by Mr. Atkin as trustee of a trust, 827,070 shares held by Mr. Atkin's wife as trustee of a trust, and 624,000 shares issuable upon exercise of options.

(5)
Includes 1,140,500 shares held by a family limited partnership of which Mr. Atkin and his wife are the general partners, 309,463 shares held by Mr. Atkin as trustee of a trust for the benefit of his family, 138 shares held by his wife and 48,000 shares issuable upon exercise of options.

(6)
Includes 199,962 shares held by Mr. Cox's wife as trustee of a trust, 19,264 shares held by Mr. Cox's children, and 32,000 shares issuable upon exercise of options.

(7)
Includes 352,000 shares issuable upon exercise of options.

(8)
Includes 184,000 shares issuable upon exercise of options.

(9)
Includes 48,000 shares issuable upon exercise of options.

(10)
Includes 32,000 shares issuable upon exercise of options.

(11)
Includes 32,000 shares issuable upon exercise of options and 1,000 shares held by Mr. Udvar-Hazy's son.

(12)
Includes 1,448,000 shares issuable upon exercise of options.

DESCRIPTION OF CAPITAL STOCK

              Our authorized capital stock consists of 120,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value.

Common Stock

              As of November 10, 2005, there were 58,053,904 shares of our common stock issued and outstanding that were held by approximately 1,176 stockholders of record. No shares of our preferred stock have been issued.

              Subject to the rights of the holders of our preferred stock, each holder of our common stock has equal ratable rights to dividends from funds legally available therefor, if, as and when declared by our board of directors. The declaration and payment of all dividends, however, is subject to the discretion of our board of directors. In the event of our liquidation or dissolution or the winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and amounts, if any, due to holders of our preferred stock. Holders of our common stock are entitled to one vote per share on all matters that stockholders may vote on at all meetings of our stockholders. The holders of our common stock do not have cumulative voting rights. The holders of our common stock do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable thereto. All the outstanding shares of our common stock are fully paid and nonassessable, and the shares of our common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

              We are authorized to issue preferred stock from time to time in one or more series without stockholder approval. No shares of preferred stock are presently outstanding. With respect to our preferred stock, our board of directors is authorized, without any further action by our stockholders, to (i) divide the preferred stock into series; (ii) designate each such series; (iii) fix and determine dividend rights; (iv) determine the price, terms and conditions on which shares of preferred stock may be redeemed; (v) determine the amount payable to holders of preferred stock in the event of voluntary or involuntary liquidation; (vi) determine any sinking fund provisions; and (vii) establish any conversion privileges. Thus, our board of directors, without stockholder approval, could authorize the issuance of preferred stock with rights which could decrease the amount of earnings and assets available for distribution to holders of shares of our common stock or otherwise adversely affect the rights of the holders of our common stock. Any future issuance of preferred stock may have the effect of delaying or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our common stock. At present, we have no plans to issue any preferred stock.

Board of Directors

              Our board of directors currently consists of nine directors who are elected for one-year terms at the annual meetings of our stockholders.

Utah Control Shares Acquisitions Act

              The Utah Control Shares Acquisitions Act (the "Control Shares Act") provides that any person or entity that acquires "control shares" of an "issuing public corporation" in a "control share acquisition" is denied voting rights with respect to the acquired shares, unless a majority of the disinterested shareholders of the issuing public corporation elects to restore such voting rights. The Control Shares Act provides that a person or entity acquires "control shares" whenever it acquires shares that, but for the operation for the Control Shares Act, would bring its voting power following such acquisition within any of the following three ranges of all voting power of the issuing public corporation: (i) between 1/5 and 1/3; (ii) between 1/3 and a majority; or (iii) a majority or more. An "issuing public corporation" is any Utah corporation that (a) has 100 or more shareholders, (b) has its principal place of business, principal office or substantial assets within the State of Utah and (c) has more than 10% of its shareholders resident in the State of Utah, or more than 10% of its shares owned by Utah residents. A "control share acquisition" is generally defined as the direct or indirect acquisition (including through a series of acquisitions) of either ownership or voting power associated with issued and outstanding control shares.

              Under the Control Shares Act, a person or entity that acquires control shares pursuant to a control share acquisition acquires voting rights with respect to those shares only to the extent granted by a majority of the disinterested shareholders of each class of capital stock outstanding prior to the acquisition. The acquiring person may file an "acquiring person statement" with the issuing public corporation setting forth the number of shares acquired and certain other specified information. Upon delivering the statement together with an undertaking to pay the issuing public corporation's expenses of a special shareholders' meeting, the issuing public corporation is required to call a special shareholders' meeting for the purpose of considering the voting rights to be accorded the shares acquired or to be acquired in the control shares acquisition. If no request for a special meeting is made, the voting rights to be accorded the control shares are to be presented at the issuing public corporation's next special or annual meeting of shareholders. If either (i) the acquiring person does not file an acquiring person statement with the issuing public corporation or (ii) the shareholders do not vote to restore voting rights to the control shares, the issuing public corporation may, if its articles of incorporation or bylaws so provide, redeem the control shares from the acquiring person at fair market value. Our Restated Articles and Bylaws do not currently provide for such a redemption right. Unless otherwise provided in the articles of incorporation or bylaws of an issuing public corporation, all shareholders are entitled to dissenters' rights if the control shares are accorded full voting rights and the acquiring person has obtained majority or more control shares. Our Restated Articles and Bylaws do not currently deny such dissenters' rights.

              The directors or shareholders of a corporation may elect to exempt the stock of the corporation from the provisions of the Control Shares Act through adoption of a provision to that effect in the corporation's articles of incorporation or bylaws. To be effective, such an exemption must be adopted prior to the control shares acquisition. We have not yet taken any such action.

              The provisions of the Control Shares Act may discourage individuals or entities interested in acquiring a significant interest in or control of us.

Transfer Agent and Registrar

              The transfer agent and registrar for our common stock is Zions First National Bank, N.A., Salt Lake City, Utah.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated and Raymond James & Associates, Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the respective number of shares of common stock set forth opposite their names below:

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Raymond James & Associates, Inc.
Total

              The underwriters have agreed to purchase all shares of common stock being sold pursuant to the purchase agreement if any of these shares of common stock are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.

              We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $            per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

              The following table shows the public offering price, underwriting discount and the proceeds before expenses to us.

	Per Share	Without Option	With Option
Public offering price.	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to SkyWest, Inc.	$	$	$

              The expenses of the offering, not including the underwriting discount, are estimated at $500,000 and are payable by us.

Overallotment Option

              We have granted an option to the underwriters to purchase up to an aggregate of 600,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount set forth in the table above.

No Sales of Similar Securities

              We and our executive officers and directors have agreed, with certain exceptions, not to sell or transfer any of our common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any of our common stock;

  •
  sell any option or contract to purchase any of our common stock;

  •
  purchase any option or contract to sell any of our common stock;

  •
  grant any option, right or warrant to purchase or otherwise transfer of any of our common stock;

  •
  lend or otherwise dispose of or transfer any of our common stock;

  •
  request or demand that we file a registration statement related to our common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any of our common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision applies to our common stock and to securities convertible into or exchangeable or exercisable for or repayable with our common stock. It also applies to our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Price Stabilization and Short Positions

              Until the distribution of shares is completed, rules of the SEC may limit the ability of the underwriters and selling group members to bid for and purchase our common stock. However, the representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

              If the underwriters create a short position in our common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment option described above. Purchases of our common stock to stabilize its price or to reduce a short position may cause the price of our common stock to be higher than it might be in the absence of such purchases.

              Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the U.S. representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

              In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

              Merrill Lynch, one of the underwriters, served as our financial advisor in connection with our acquisition of ASA. As part of its engagement, Merrill Lynch agreed that if following our acquisition of ASA we effected a public offering and paid fees to Merrill Lynch in connection with such offering, then it would return to us a portion of the fees that it received for acting as our financial advisor in connection with our acquisition of ASA. Accordingly, in connection with this offering, Merrill Lynch will return $            of its advisory fee to us.

LEGAL MATTERS

              The legality of our common stock offered hereby will be passed upon for us by Parr Waddoups Brown Gee & Loveless, a professional corporation, Salt Lake City, Utah. Certain legal matters related to the offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

              The consolidated financial statements of SkyWest, Inc., as of December 31, 2004 and 2003 and for the years then ended appearing in SkyWest, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2004, and SkyWest, Inc. management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated by reference herein. Such consolidated financial statements and management's assessment are incorporated herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

              The balance sheets of Atlantic Southeast Airlines, Inc. as of December 31, 2004 and 2003 and the related statements of operations, cash flows and shareowner's equity for each of the three years in the period ended December 31, 2004 incorporated in this prospectus by reference from SkyWest, Inc.'s Current Report on Form 8-K/A dated November 14, 2005 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion on the Company's financial statements and includes explanatory paragraphs relating to (1) the Company's ability to continue as a going concern, (2) a change in the method by which the Company is compensated by Delta under the Delta Connection Agreement, effective January 1, 2003, and (3) the Company's change in its method of accounting for goodwill and other intangible assets, effective January 1, 2002, to conform to Statement of Financial Accounting Standards No. 142), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

              The consolidated statements of income, stockholders' equity and comprehensive income and cash flows for the year ended December 31, 2002, and the related financial statement schedule, which report appears in the December 31, 2004 annual report on Form 10-K of SkyWest, Inc., have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Our report dated March 27, 2003, refers to a change in accounting for CRJ200 engine overhaul costs from the accrual method to the direct expense method in 2002.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

              As permitted by SEC rules, this prospectus does not contain all of the information that prospective investors can find in the registration statement of which it is a part or the exhibits to the registration statement. The SEC permits us to incorporate by reference, into this prospectus, information filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and future information that we file with the SEC after the date of this prospectus and before the termination of the offering will automatically update and supersede the information in this prospectus.

              This prospectus incorporates by reference the documents set forth below that we previously have filed (File No. 0-14719) with the SEC pursuant to the Securities Exchange Act of 1934, as amended. These documents contain important information about us and our financial condition.

1.
Our Annual Report on Form 10-K for the year ended December 31, 2004.

2.
Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

3.
Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

4.
Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

5.
Our Current Report on Form 8-K dated August 16, 2005.

6.
Our Current Report on Form 8-K dated September 13, 2005, as amended by Amendment No. 1 to Current Report on Form 8-K/A dated November 14, 2005.

7.
Our Current Report on Form 8-K dated September 27, 2005.

8.
The description of our common stock contained in our Registration Statement on Form 8-A as filed on June 15, 1986, including any amendment or report filed for the purpose of updating such description.

              We hereby incorporate by reference all reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

              We will provide, without charge, to each person to whom this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the foregoing documents (other than exhibits to such documents that are not specifically incorporated by reference in such documents). Please direct written requests for such copies to SkyWest, Inc., 444 South River Road, St. George, Utah 84790, Attention: Bradford R. Rich, Executive Vice President, Chief Financial Officer and Treasurer. Telephone requests may be directed to the office of our Chief Financial Officer at (435) 634-3200.

WHERE YOU CAN FIND MORE INFORMATION

              We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that we file at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site (http://www.sec.gov) that makes available to the public reports, proxy statements, and other information regarding issuers that file electronically with the SEC.

              Shares of our common stock are quoted on The Nasdaq National Market. Reports, proxy statements and other information concerning us can be inspected and copied at the Public Reference Room of the National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20006.

              We maintain an Internet website at www.skywest.com. We currently make our most recent annual report to shareholders available through our website and provide a link to the SEC's website, through which our annual, quarterly and current reports, as well as amendments to those reports, are available. In addition, we provide electronic or paper copies of its filings free of charge upon request.

4,000,000 Shares

Common Stock

P R O S P E C T U S

Merrill Lynch & Co.

Raymond James

                          , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

              The following table sets forth the costs and expenses in connection with the issuance and distribution of the common stock being registered, other than underwriting discounts and commissions payable by us. We will bear all of the expenses listed below. All of the amounts shown are estimates, except the registration fee and the NASD filing fee.

Amount
SEC registration fee	$17,456
NASD filing fee	15,330
Accounting fees and expenses	230,000
Legal fees and expenses	100,000
Printing expenses	120,000
Blue sky fees and expenses	3,000
Transfer agent fees and expenses	1,000
Miscellaneous expenses	13,214

Total	$500,000

Item 15. Indemnification of Directors and Officers

              We are a Utah corporation. Section 16-10a-902 of the Utah Revised Business Corporation Act (the "Revised Act") provides that a corporation may indemnify any individual who was, is, or is threatened to be made a named defendant or respondent (a "Party") in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (a "Proceeding"), because he or she is or was a director of the corporation or, while a director of the corporation, is or was serving at its request as a director, officer, partner, trustee, employee, fiduciary or agent of another corporation or other person or of an employee benefit plan (an "Indemnifiable Director"), against any obligation incurred with respect to a Proceeding, including any judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees), incurred in the Proceeding if his or her conduct was in good faith, he or she reasonably believed that his or her conduct was in, or not opposed to, the best interests of the corporation, and, in the case of any criminal Proceeding, had no reasonable cause to believe such conduct was unlawful; provided, however, that pursuant to Subsection 902(4): (i) indemnification under Section 902 in connection with a Proceeding by or in the right of the corporation is limited to payment of reasonable expenses (including attorneys' fees) incurred in connection with the Proceeding and (ii) the corporation may not indemnify an Indemnifiable Director in connection with a Proceeding by or in the right of the corporation in which the Indemnifiable Director was adjudged liable to the corporation, or in connection with any other Proceeding charging that the Indemnifiable Director derived an improper personal benefit, whether or not involving action in his or her official capacity, in which Proceeding he or she was adjudged liable on the basis that he or she derived an improper personal benefit.

              Section 16-10a-903 of the Revised Act provides that, unless limited by its articles of incorporation, a corporation shall indemnify an Indemnifiable Director who was successful, on the merits or otherwise, in the defense of any Proceeding, or in the defense of any claim, issue or matter in the Proceeding, to which he or she was a Party because he or she is or was an Indemnifiable Director of the corporation, against reasonable expenses (including attorneys' fees) incurred in connection with the Proceeding or claim with respect to which he or she has been successful.

              In addition to the indemnification provided by Sections 902 and 903, Section 16-10a-905 of the Revised Act provides that, unless otherwise limited by a corporation's articles of incorporation, an Indemnifiable Director may apply for indemnification to the court conducting the Proceeding or to another court of competent jurisdiction.

              Section 16-10a-904 of the Revised Act provides that a corporation may pay for or reimburse the reasonable expenses (including attorneys' fees) incurred by an Indemnifiable Director who is a Party to a Proceeding in advance of the final disposition of the Proceeding upon the satisfaction of certain conditions.

              Section 16-10a-907 of the Revised Act provides that, unless a corporation's articles of incorporation provide otherwise, (i) an officer of the corporation is entitled to mandatory indemnification under Section 903 and is entitled to apply for court-ordered indemnification under Section 905, in each case to the same extent as an Indemnifiable Director, (ii) the corporation may indemnify and advance expenses to an officer, employee, fiduciary or agent of the corporation to the same extent as an Indemnifiable Director, and (iii) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary or agent who is not an Indemnifiable Director to a greater extent than the right of indemnification granted to an Indemnifiable Director, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors or contract.

              Our Amended and Restated Bylaws (the "Bylaws") provide that, subject to the limitations described below, we shall, to the maximum extent and in the manner permitted by the Revised Act, indemnify any individual made party to a proceeding because he or she is or was one of our directors or officers against liability incurred in the proceeding if his or her conduct was in good faith, he or she reasonably believed that his or her conduct was in, or not opposed to, our best interests and, in the case of any criminal proceeding, he or she had no reasonable cause to believe such conduct was unlawful. We may not, however, extend such indemnification to an officer or director in connection with a proceeding by us or in our right in which such officer or director was adjudged liable to us, or in connection with any other proceeding charging that such person derived an improper personal benefit, whether or not involving action in his or her official capacity, in which proceeding he or she was adjudged liable on the basis that he or she derived an improper personal benefit, unless ordered by a court of competent jurisdiction. Notwithstanding the foregoing, the Bylaws obligate us to indemnify an officer or director who was successful on the merits or otherwise, in the defense of any proceeding or the defense of any claim, issue or matter in the proceeding to which the officer or director was a party because he or she is or was one of our directors or officers against reasonable expenses that he or she incurred in connection with the proceeding or claim with respect to which he or she was successful. The Bylaws also permit us to pay for or reimburse the reasonable expenses incurred by an officer or director who is party to a proceeding in advance of final disposition of the proceeding if (i) the officer or director furnishes to us a written affirmation of a good faith belief that he or she has met the applicable standard of conduct necessary for indemnification, (ii) the officer or director furnishes to us a written undertaking to repay the advance if it is ultimately determined that he or she did not meet the standard of conduct, and (iii) a determination is made that the facts then known to those making the determination would not preclude indemnification pursuant to the Bylaws. The Bylaws also provide that any indemnification or advancement of expenses provided thereby shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any articles of incorporation, bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

              Utah law permits director liability to be eliminated in accordance with Section 16-10a-841 of the Revised Act, which provides that the liability of a director to the corporation or its shareholders for monetary damages for any action taken or any failure to take any action, as a director, may be limited or eliminated by the corporation except for liability for (i) the amount of financial benefit received by a director to which he or she is not entitled; (ii) an intentional infliction of harm on the corporation or its shareholders; (iii) a violation of Section 16-10a-842 of the Revised Act, which prohibits unlawful distributions by a corporation to its shareholders; or (iv) an intentional violation of criminal law. Such a provision may appear either in a corporation's articles of incorporation or bylaws; however, to be effective, such a provision must be approved by the corporation's shareholders.

              Our Restated Articles provide that the personal liability of any director to SkyWest, Inc. or to its shareholders for monetary damages for any action taken or the failure to take any action, as a director, is eliminated to the fullest extent permitted by Utah law.

              The Bylaws provide that we may purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees, fiduciaries or agents, or is or was serving at our request as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her or incurred by him or her in such capacity or arising out of his or her status in such capacity, whether or not we would have the power to indemnify him or her against such liability under the indemnification provisions of the Bylaws or the laws of the State of Utah, as the same are amended or modified. We maintain insurance from commercial carriers against certain liabilities that may be incurred by our directors and officers.

              Indemnification may be granted pursuant to any other agreement, bylaw or vote of shareholders or directors. Reference is also made to the Underwriting Agreement filed herewith pursuant to which the underwriters have agreed to indemnify us and our officers and directors against certain liabilities, including liabilities under the Securities Act. The foregoing description is necessarily general and does not describe all details regarding the indemnification of our officers, directors or controlling persons.

Item 16. Exhibits

Exhibit Number	Description
1.1	Form of Underwriting Agreement.*
3.1	Restated Articles of Incorporation.
3.2	Amended and Restated Bylaws.(1)
4.1	Specimen of Common Stock Certificate.(2)
5.1	Opinion of Parr Waddoups Brown Gee & Loveless as to the legality of the securities being registered.*
21.1	List of Subsidiaries.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of KPMG, LLP.
23.3	Consent of Deloitte & Touche LLP.
23.4	Consent of Parr Waddoups Brown Gee & Loveless (included in Item 5.1 above).*
24.1	Power of Attorney (included on signature page of this Registration Statement).

*
To be filed by amendment.

(1)
Incorporated by reference to the Exhibits to a Registration Statement on Form S-3 filed on January 20, 1994, File No. 33-74290.

(2)
Incorporated by reference to the Exhibits to a Registration Statement on Form S-3 filed on July 28, 2000, File No. 333-42508.

Item 17. Undertakings

              The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of registrant pursuant to the foregoing provisions, or otherwise, registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

              The undersigned registrant hereby undertakes that:

            (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. George, State of Utah, on November 18, 2005.

SkyWest, Inc.
/s/ BRADFORD R. RICH Bradford R. Rich, Executive Vice President, and Chief Financial Officer and Treasurer

POWER OF ATTORNEY

              Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated. Each person whose signature to this registration statement appears below hereby constitutes and appoints Jerry C. Atkin and Bradford R. Rich, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file (i) any and all amendments and post-effective amendments to this registration statement, and any and all exhibits, instruments or documents filed as part of or in connection with this registration statement or the amendments thereto and (ii) a registration statement and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, with the Securities and Exchange Commission, and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ JERRY C. ATKIN Jerry C. Atkin	Chairman of the Board and Chief Executive Officer (principal executive officer)	November 18, 2005
/s/ BRADFORD R. RICH Bradford R. Rich	Executive Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)	November 18, 2005
/s/ SIDNEY J. ATKIN Sidney J. Atkin	Vice Chairman of the Board	November 18, 2005
/s/ W. STEVE ALBRECHT W. Steve Albrecht	Director	November 18, 2005

/s/ J. RALPH ATKIN J. Ralph Atkin	Director	November 18, 2005
/s/ MERVYN K. COX Mervyn K. Cox	Director	November 18, 2005
/s/ IAN M. CUMMING Ian M. Cumming	Director	November 18, 2005
/s/ ROBERT G. SARVER Robert G. Sarver	Director	November 18, 2005
/s/ HYRUM W. SMITH Hyrum W. Smith	Director	November 18, 2005
/s/ STEVEN F. UDVAR-HAZY Steven F. Udvar-Hazy	Director	November 18, 2005